Exhibit 96.1

Technical Report Summary on the

Estelle Gold Project,

Alaska, USA

Prepared for Nova Minerals Limited

SK-1300 Initial Assessment (IA) Report

May 30, 2023

Prepared by:

Brent Hilscher - ABH Engineering Inc.

John Abbot – Matrix Resource Consultants

Chris Gerteisen – Nova Minerals Limited

Table of Contents

1.	Executive Summary		1

2.	Introduction		20

	2.1	For Whom is this Report Prepared For	20
	2.2	Basis of Preliminary Economic Assessment	20
	2.3	Sources of Information and Data	20
	2.4	Units, Currency and Rounding	20

3.	Property Description		24

	3.1	Location	24

4.	Accessibility, Climate, Local Resources, Infrastructure and Physiography		25

	4.1	Accessibility	25
	4.2	Climate	25
	4.3	Local Infrastructure and Resources	26
	4.4	Physiography of Property	27

5.	History		27

6.	Geological Setting, Mineralization and Deposit		32

7.	Exploration		33

8.	Sample Preparation, Analyses, and Security		38

	8.1	Sub-Sampling Techniques and Sample Preparation	38
	8.2	Sample Security	38
	8.3	Reviews or Audits	38

9.	Data Verification		39

	9.1	Quality of Assay Data and Laboratory Tests	39
	9.2	Verification of Sampling and Assaying	39
	9.3	Location of Data Points	39
	9.4	Data Spacing and Distribution	39
	9.5	Orientation of Data in Relation to Geological Structure	39

i

10.	Mineral Processing and Metallurgical Testing		39

	10.1	Korbel Mineral Processing and Metallurgical Testing	39

	10.1.1	Metallurgical Samples	39
	10.1.2	Metallurgical Test Procedures	40
	10.1.3	Head Grade Analysis	41
	10.1.4	Ore Sorting	41
	10.1.5	Grinding and Screening	41
	10.1.6	Comminution Test work	42
	10.1.7	Gravity Concentration Test Work	42
	10.1.8	Flotation Test Work	43
	10.1.9	Cyanide Leaching Test Work	43
	10.1.10	Metallurgical Test Work Results	45
	10.1.11	Head sample characterization	45
	10.1.12	Ore Sorting Test Results	46
	10.1.13	Comminution Test Results	46
	10.1.14	Gravity Concentration Test Results	47
	10.1.15	Flotation Test Results	48
	10.1.16	Cyanide Leaching Test Results	49
	10.1.17	Mineralogical Examination	54

	10.2	RPM Mineral Processing and Metallurgical Testing	56

	10.2.1	RPM Comminution Test Results	56
	10.2.2	RPM Gravity Concentration Test Results	56
	10.2.3	RPM Flotation Test Results	57

11.	Global Mineral Resource Estimates		59

	11.1	General	59
	11.2	Korbel Main Modelling	61
	11.3	Cathedral Modelling – Cathedral Resource Not Included in this Report	64
	11.4	RPM North Modelling	67
	11.5	RPM South Modelling	70
	11.6	In-Pit Mineral Resource	73
	11.7	Mineral IA Resource Pit Shell Inventory	76

ii

12.	Mineral Reserve Estimates		76

13.	Mining Methods		77

	13.1	Geotechnical Parameters	80
	13.2	Hydrogeological Parameters	80
	13.3	Pit Design	80

	13.3.1	Key Design Criteria	80
	13.3.2	Cut-Off Grades	81
	13.3.3	Dilution	82
	13.3.4	Pit Slopes	82
	13.3.5	Pit Optimization	82
	13.3.6	Mine Roads	83
	13.3.7	Pit Production	86

	13.4	Mine Production Schedule	87
	13.5	Mine Operation	90
	13.6	Stockpiles	90
	13.7	Waste Rock and Topsoil Facilities	91
	13.8	Hydrology	92
	13.9	Mining Equipment	92

14.	Process and Recovery Methods		94

	14.1	Plant Design	94

	14.1.1	Primary Crushing Circuit	94
	14.1.2	Particle Sorting	94
	14.1.3	Grinding Circuit	96
	14.1.4	Flotation Circuit	97
	14.1.5	Thickening, Leaching, and Carbon-In-Pulp Circuits	97
	14.1.6	Acid Wash	98
	14.1.7	Carbon Stripping (Elution)	99
	14.1.8	Carbon Regeneration	99
	14.1.9	Electrowinning and Refining	99
	14.1.10	Cyanide Destruction	100

	14.2	Flow Sheet of Plant Processes – Material Originating from RPM	101
	14.3	Flow Sheet of Plant Processes – Material Originating from Korbel	102
	14.4	Equipment Throughputs and Recoveries	103

15.	Infrastructure		104

	15.1	Roads and Access	104
	15.2	Rail, Port, and Airport Facilities	105
	15.3	Water Management	107

	15.3.1	Fresh Water and Potable Water Supply	107
	15.3.2	Water Management Infrastructure	107
	15.3.3	Water Balance	108
	15.3.4	Tailings Pond Water Balance	109

	15.4	Stockpiles	110
	15.5	Processing Plant	110
	15.6	Buildings and Yards	111
	15.7	Tailings and Waste Disposal	111
	15.8	Power	112

iii

16.		Market Studies		113

	16.1	Gold Market and Price		113

		16.1.1	Commodity Price Projections	114

	16.2	Contracts		115

17.		Environmental Studies, Permitting, and Plans		115

	17.1	Introduction		115
	17.2	Environmental Assessment		115

		17.2.1	Wetlands	116
		17.2.2	Hydrology and Water Quality	116
		17.2.3	Air Quality	116
		17.2.4	Aquatic Resources	116
		17.2.5	Wildlife	117
		17.2.6	Cultural Resources	117
		17.2.7	Noise	117
		17.2.8	Land Use and Recreation	117
		17.2.9	Life Cycle Assessment (LCA)	118

	17.3	Environmental Authorizations and Permits		118

		17.3.1	Existing Permits and Authorizations	118
		17.3.2	DNR Plan of Operations, Reclamation Plan Approval, and Mill Site Lease	118
		17.3.3	Reclamation Bond	119
		17.3.4	DEC Air Quality Permit	119
		17.3.5	DEC APDES Permit	120
		17.3.6	DEC Solid Waste Management Permit	120
		17.3.7	U.S. Army Corps of Engineers Wetlands Permit	120
		17.3.8	Right-of-way	121
		17.3.9	DNR Water Right or Temporary Water Use Authorization	121
		17.3.10	DNR Materials Sale	121
		17.3.11	DNR Mining Lease	121
		17.3.12	DEC Stormwater Plan	122
		17.3.13	ADFG Fish Passage Permits	122
		17.3.14	NOAA Fisheries Essential Fish Habitat	122
		17.3.15	FWS Bald Eagle Protection Act; Migratory Bird Treaty; and Threatened and Endangered Species Act	122
		17.3.16	U.S. Army Corps or DNR Cultural Resources	123
		17.3.17	Other DEC Wastewater Permits	124
		17.3.18	DNR Dam Safety Permit	124
		17.3.19	Alaska’s Large Mine Permitting Process	124
		17.3.20	NEPA Overview: EA or EIS	125

	17.4	Closure and Reclamation		127

		17.4.1	Solid Waste Management Permit	127
		17.4.2	Dam Safety Certification	127

iv

18.	Capital and Operating Costs		127

	18.1	Basis of Estimate	128
	18.2	Estimating Structure	129
	18.3	Capital Cost Estimate	129

	18.3.1	Mining Capital Costs	129
	18.3.2	Processing Capital Costs	130

	18.4	Operating Cost Estimate	131

	18.4.1	General and Administration Costs	133

	18.5	Sustaining Capital Cost Estimate	133
	18.6	Indirect Costs	134
	18.7	Contingency	134
	18.8	Closure Costs Estimate	134

19.	Economic Analysis		134

	19.1	Assumptions and Basis	135
	19.2	Revenues & NSR Parameters	136
	19.3	Taxes	136
	19.4	Results	136
	19.5	Sensitivity Analysis	141

20.	Adjacent Properties		142

	20.1	Exploration Properties	142
	20.2	Whistler Project	143
	20.3	Shotgun Gold Project	144

21.	Other Relevant Data and Information		145

	21.1	Land Status	145

22.	Interpretation and Conclusions		145

23.	Recommendations		147

24.	References		147

25.	Reliance on Information Provided by the Registrant		148

v

List of Figures

Figure 1-1: Estelle Gold Project location with proximate mines in detail	2
Figure 1-2: Estelle Gold Project infrastructure solutions	2
Figure 1-3: Regional Geologic Map of South-Western to South-Central Alaska with Faults	4
Figure 1-4: Regional Geologic Map of South-Western to South-Central Alaska page	5
Figure 1-5: Depiction of the Tintina Gold Province of Alaska	6
Figure 1-6: Simplified flow sheet	12
Figure 1-7: Annual production profile	17
Figure 1-8: Annual net cash flow profile (Undiscounted)	17
Figure 1-9: Sensitivity analysis (NPV tornado chart)	18
Figure 3-1: The Estelle Gold Project	24
Figure 4-1: Proposed Route Map to the Estelle Site	25
Figure 4-2: Anchorage Climate Graph	26
Figure 4-3: Aerial view of the Whiskey Bravo airstrip and the Estelle Camp	27
Figure 6-1: Early geology map of the Oxide (now Korbel) area	31
Figure 7-1: A comparison of sheeted quartz veins found at the Estelle property	33
Figure 10-1: GAT test flowchart	43
Figure 10-2: Floatation kinetics	48
Figure 10-3: Gold extraction kinetics at various grind sizes	51
Figure 10-4: Gold recovery and residual grade at various grind size	52
Figure 10-5: Leach kinetics for gravity tailings	52
Figure 10-6: Concentrate Leach Kinetics	54
Figure 10-7: Gold flotation kinetics	58
Figure 10-8: Gold flotation recovery vs particle size	58
Figure 11-1: Plan view map of drillhole traces and modelling of the Korbel Main deposit	62
Figure 11-3: Type Section on 1900 line showing drillholes at Korbel Main	63
Figure 11-4: Plan view map of drillhole traces and modelling of the Cathedral deposit	65
Figure 11-5: Type Section 6873590mN showing drillholes at Cathedral	66
Figure 11-6: Plan view map of drillhole traces and modelling of the RPM North deposit	68
Figure 11-7 Type Section 501950mE showing drillholes at RPM North	69
Figure 11-8: Plan view map of drillhole traces and modelling of the RPM South deposit	71
Figure 11-9: Type Section 502190mE showing drillholes at RPM South	72
Figure 11-10: RPM North and RPM South mineral resource pit shells vs design pit outlines	74
Figure 11-11: Korbel Main mineral resource pit shell vs design pit outline	75
Figure 13-1: Haul Road between RPM and Korbel	84
Figure 13-2: Layout of Pits and Infrastructure at RPM	85
Figure 13-3: Layout of Pit and the Estelle central processing infrastructure at Korbel	86
Figure 13-4: Production schedule by year	89
Figure 14-1: Standard Tomra XRT particle sorter	95
Figure 14-2: XRT sensor system	96
Figure 14-3: HPGR crusher	97
Figure 15-1: Proposed West Susitna Access Road	105
Figure 15-2: Ports in proximity to Anchorage	106
Figure 15-3: Water balance of the Estelle central plant circuit	109
Figure 16-1: Gold price 3 year trend (Goldprice.org)	114
Figure 16-2: Gold price 10 year trend (Goldprice.org)	115
Figure 18-1: Mining cost of comparable mines	132
Figure 19-1: Cash flow model LOM	140
Figure 19-2: Sensitivity analysis (Tornado chart)	141
Figure 20-1: Mineral deposits within the Tintina Gold Belt	143

vi

List of Tables

Table 1-1: Test work parameters	9
Table 1-2: Estelle Gold Project – Global Mineral Resource Estimate – April 2023	9
Table 1-3: Summary of contained mineral resources at mining cut-off grades	10
Table 1-4: Mine production schedule	11
Table 1-5: 6Mt pa plant and infrastructure capital cost estimate (US$M)	14
Table 1-6: Operating costs breakdown	15
Table 1-7: Economic analysis key results	16
Table 1-8: Sensitivity results for the payback period	19
Table 2-1: Common units and abbreviations list	21
Table 6.1: History of exploration, Estelle Gold Project	28
Table 7-1: 2018 field season program. Note Oxide is now called Korbel	33
Table 7-2: 2019 field season program. Note Oxide is now called Korbel	35
Table 7-3: Drilling completed at the Estelle Gold Project	37
Table 10-1: Composite sample list	40
Table 10-2: Cyanide leach conditions	44
Table 10-3: Head assay results	45
Table 10-4: Metallics screen analysis	46
Table 10-5: Four stage XRT sorting results	46
Table 10-6: Comminution test results	46
Table 10-7: Summary of gravity concentration test results	47
Table 10-8: Summary of flotation tests at P80 of 75 µm	48
Table 10-9: Summary of whole-ore cyanidation test results	50
Table 10-10: Leach results on gravity tailings	52
Table 10-11: Intensive leach test results on concentrates	53
Table 10-12: Main mineral composition	55
Table 10-13: RPM comminution test work results	56
Table 10-14: RPM gravity concentration test results	57
Table 10-15: Summary of flotation tests at RPM at different particle sizes	57
Table 10-16: Cyanide leach results at P80 target of ~ 75um	59
Table 10-17: Cyanide leach results at P80 target of ~15um	59

vii

Table 11-1: Global Mineral Resource Statement, Estelle Gold Project – April 2023	60
Table 11-2: Korbel Main Mineral Resource Estimate at various cutoff grades	63
Table 11-3: Cathedral Mineral Resource Estimate at various cutoff grades	66
Table 11-4: RPM North Mineral Resource Estimate at various cutoff grades	70
Table 11-5: RPM South Mineral Resource Estimate at various cutoff grades	73
Table 11-6: Mineral IA resource pit shell inventory	76
Table 13-1: In-pit resources at respective cut-offs	78
Table 13-2: In-pit resources for RPM North, RPM South, and Korbel Main	79
Table 13-3: Cutoff grades and economic inputs used as a basis for the cutoff grades	81
Table 13-4: Genesis Pit Optimization Inputs	83
Table 13-5: Production schedule by year and pit	88
Table 13-6: Stockpile retrieval and deposition schedule	90
Table 13-7: Details of waste storage facilities	92
Table 13-8: Initial mining equipment list	93
Table 13-9: Year 10 partial fleet replacement equipment list	94
Table 14-1: Equipment throughputs and quantities	103
Table 15-1: Estimated power draw of main components	112
Table 18-1: Equipment capital costs	130
Table 18-2: OPEX breakdown	131
Table 18-3: Sustaining mining equipment capital costs	133
Table 19-1: LOM Estimates and Inputs	135
Table 19-2: Market Terms of Economic Analysis	136
Table 19-3: Key study outcomes and assumptions	137
Table 19-4: Tabulated optimization results	138
Table 19-5: Annual cash flow summary	140
Table 19-6: Sensitivity results for payback period	142
Table 20-1: Summary of resource estimate for the Whistler Project	144
Table 20-2: Inferred resource estimate at various cut-off grades for the Shotgun Project	144
Table 22-1: Summary of in-pit resources	145
Table 22-2: Report economic highlights	146
Table 25-1: Estelle Gold Project - Initial Assessment report division of responsibility	149

viii

1.	Executive Summary

Introduction

Nova Minerals Limited commissioned ABH Engineering Inc. to prepare a Initial Assessment (IA) Technical Report to assess the potential to develop an initial gold mining and processing operation at the Estelle Gold Project. The Estelle Gold Project is Nova’s flagship project, located in the Tintina Gold Province, approximately 150 km northwest of Anchorage, Alaska.

This report is preliminary in nature and includes some Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the IA will be realized. Costs presented in this report are in USD$ unless otherwise stated.

Property Description

The Estelle Gold Project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified gold prospects, including two already defined multi-million ounce resources across four deposits containing a combined 9.9 Moz Au (See Table 1-2). The Project which comprises of 450km2 of unpatented mining claims located on State of Alaska public lands is situated on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Victoria Gold’s Eagle Mine and Kinross Gold Corporation’s Fort Knox Gold Mine (Figure 1-1).

Located approximately 150km (93 miles) northwest of the major US city of Anchorage, the Project is a year-round operation, near a large labour force and all essential services with a base site which hosts a fully winterized 80-person camp, including an on-site sample processing facility and the 4,000-foot Whiskey Bravo airstrip, which can facilitate large capacity DC3 type aircraft. Easy access is currently available to the Project via a winter road and by air, and recently the proposed West Susitna Access Road, which is situated on State land within the Matanuska-Susitna Borough and has considerable support from both the community and the State government, has progressed to the permitting stage, with construction proposed to start in 2025 (Figure 1-2).

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 1-1: Estelle Gold Project location with proximate mines in detail

Figure 1-2: Estelle Gold Project infrastructure solutions

The report considers a development based on multiple open pit mines at the Korbel Main, RPM North and RPM South deposits feeding a 6 Mtpa Estelle central processing plant located in the Korbel Mining Complex area of the Project and producing an average of 132 Koz of gold per annum and a total gold production over the LOM of 2.25 Moz Au. The 2 Moz Au Inferred resource at Cathedral is not included in this report.

Estelle Gold Project Initial Assessment - May 30th, 2023

Property Ownership

The Estelle Gold Project is comprised of 450km2 State of Alaska mining claims. The mining claims are wholly owned by AKCM (AUST) Pty Ltd. (an incorporated Joint venture (JV Company between Nova Minerals Ltd and AK Minerals Pty Ltd) via 100% ownership of Alaskan incorporate company AK Custom Mining LLC. AKCM (AUST) Pty Ltd is owned 85% by Nova Minerals Ltd, 15% by AK Minerals Pty Ltd. AK Minerals Pty Ltd holds a 2% NSR (ASX Announcement: 20 November 2017). Nova owns 85% of the project through the joint venture agreement. The Company is not aware of any other impediments that would prevent an exploration or mining activity.

Regional Geology & Mineralization

The rocks that comprising Western Canadian Cordillera and Alaska were accreted to the Ancient North American craton. These rocks originated as chains of allochthonous terranes, accreted to the North American Continent and transported northward along the set of right-lateral faults, including the Denali Fault to where they are presently located. (Waldien, T.S., et al. (2021)) The major terranes that make up the Western Canada Cordilllera are shown in Figure 1-3. It has been interpreted that these accreted terranes were a series of intra-oceanic arcs, arc-related accretionary prisms, as well as flysch basins that range in age from Proterozoic to the Cenozoic. (Flagg, E.M., 2014).

This accretion period, active during the Jurassic to Cretaceous Periods, was followed by a cycle of plutonism (also in the Cretaceous), involving the emplacement of a series of multi-phase plutons, resulting in deformation and metamorphism of the overlying strata. Associated contact metamorphism caused the hornfelsed aureole around the intrusion (Flagg, E., 2014)

The Kahiltna sedimentary basin overlying the property is composed of Late Jurassic to Early Cretaceous argillite, phyllite, lithic greywacke, conglomerate, chert, mudstone and limestone. (Flagg, E., 2014) The USGS defines flysch sediments as a series of thin beds which are comprised of alternating shallow and deep-water facies sedimentary environments, deposited in a geosyncline or foredeep preceding major orogenic events. (Eardley, A.J. and White (1947)).

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 1-3: Regional Geologic Map of South-Western to South-Central Alaska showing accretionary terranes bounded by thrust faults and dextral strike-slip faulting.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 1-4: Regional Geologic Map of South-Western to South-Central Alaska

Property Geology

The Estelle property is located in the southwestern extremity of the Tintina Gold Province, within the Dillinger sub-member of the Farewell Terrane, comprising Cambrian to Devonian deep-water basinal shales and sandstones (Figure 1-4).

Both the terrane and the Tintina Gold Province terminate on the Broad Pass/ Mulchatna Fault Zone, near the Estelle Gold Project southern property boundary. More generally, Figure. 1-3 shows Alaska and Yukon comprised of accreted terranes, with Ancient North American craton (NAc), in the northeast corner of the map.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 1-5: Depiction of the Tintina Gold Province of Alaska which spans from the Yukon into Alaska.

Within the Estelle Project property, lie the Mesozoic marine sedimentary rocks of the Kahiltna terrane. Regionally, these marine rocks were intruded by several plutons. The Mount Estelle pluton has been dated by Reed and Lanphere (1972) at 65 to 66 Ma. This pluton is compositionally zoned and is made up of a granite core transitioning to quartz monzonite, quartz monzodiorite, augite monzodiorite, diorite, and lamprophyric mafic and ultramafic rocks (Millholland, 1995; Crowe and others, 1991; Crowe and Millholland, 1990a). The intrusion contains xenoliths of metasedimentary country rocks into which it was intruded. Tourmaline and beryl have been observed in, and adjacent to the pluton. The rock surrounding the Mt. Estelle pluton has undergone contact metamorphism and is locally hornfelsed. There is red staining which likely indicates disseminations of pyrite along fracture faces. Adjacent to the pluton, local sericite and clay alteration is also found.

The Estelle pluton is cut by several dikes which range in composition from aplite, gabbro, dacite, and lamprophyre. These structures are found in the felsic and intermediate phases of the pluton. Gold, associated with pyrrhotite, chalcopyrite, pentlandite and molybdenite also occurs in ultramafic rocks on the south side of the pluton. Mineralization is less common in the sedimentary rocks.

Anomalous gold, platinum-group elements, copper, chrome, nickel and arsenic are reported from many of the composite plutons of the Yentna trend (Reed and others, 1978; Reed and Nelson, 1980). Gold and platinum-group-element placers have been worked at several sites downstream from the plutons (Cobb, 1972)

RPM lies within a plutonic complex intruding a Jurassic to Early Cretaceous flysch sequence (Reed and Nelson, 1980). The intrusive complex consists of ultramafic to felsic plutons of Late Cretaceous/Early Tertiary age (69.7 Ma) and are centrally located in a region of arc-magmatic related gold deposits. Though mineralization at Estelle is generally restricted to the intrusive rocks, mineralization at RPM occurs in both intrusive and hornfels (Millrock Resources Inc., 2014).

Estelle Gold Project Initial Assessment - May 30th, 2023

At RPM, roof pendants of hornfels occur overlying multiple intrusive units. Fingers of fine-grained aplite, monzonite and biotite-rich diorite cut the hornfels. All of the lithologic units are in turn cut by stockwork and/or sheeted veins. Veins range in size and character from meter-wide quartz ± sulfide to millimeter-scale quartz-arsenopyrite veins and centimeter-scale quartz-tourmaline-sulfide veins. A granitic intrusive body, which underlies the hornfels and crops out in the southern part of the prospect area appears to be potentially related to mineralization (Millrock Resources Inc., 2014).

Data Verification

Field data are compiled into Excel spreadsheets. Assay data CSV files are downloaded directly from the ALS Webtrieve server or from emailed CSV files. Various software validation tools are used for checking for consistency between and within database tables which showed no significant issues.

Diamond Drilling sampling is completed on sawing half HQ core. Sampling is based along lithological contacts and is sampled at 3.05 meter (10 ft.) intervals (run block to run block). Core was sampled at 3.05 m intervals. Samples were sent to the ALS laboratory in Fairbanks for pulverization to produce a 250 g sub-sample for Au analysis.

Whole HQ core is logged in a qualitatively and quantitatively manner and recorded into a running Excel spreadsheet.

The following data was collected:

●	Major units and samples follow lithological changes.
●	Primary, secondary, and tertiary alteration types and intensity
●	Mineralization type (arsenopyrite, pyrite, and chalcopyrite), percentage mineralization, and texture Structures including veins, faults, and shears. Orientation recorded (alpha/beta).
●	Prep or reject duplicates were collected every 1 in 20 samples.

Blank material was inserted 1 in 40 samples and consist of Pea Gravel obtained from Alaska Industrial Hardware. Certified Reference Material (CRM) was inserted 1 in 20 samples. Three different CRMs at three different grades levels were used. Prep or reject duplicates were collected every 1 in 20 samples. Acceptable levels of precision and accuracy were obtained.

Samples were sent to the ALS laboratory in Fairbanks for pulverization to produce a 250 g sub-sample for analysis. Sample prep consisted of ALS Prep 31 - Crush to 70% less than 2 mm, riffle split off 250 g, pulverize split to better than 85% passing 75 microns. Sample analysis consisted of ALS Au-ICP21 Fire Assay with 30 g sample charge using ICP-AES finish. Detection Limits range from 0.001 - 10 g/t Au. For sample exceeding the upper detection limit of 10 g/t Au the material was re-run using ALS method Au-GRA21. This Fire Assay technique utilizes a charge size of 30 g and a gravimetric finish. Detection Limits range from 0.05 -10,000 g/t Au.

Estelle Gold Project Initial Assessment - May 30th, 2023

Detailed QA/QC analysis is undertaken on an ongoing basic by Qualitica Consulting.

QA/QC Checks – Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this report and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

All QA/QC data that is included in this report was sent to Vannu for review and reporting.

Metallurgy and Mineral Processing

Metallurgical test work programs were conducted on samples from the Korbel and RPM deposits. Testing for comminution, flotation, leaching, gravity concentration was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada. Testing for ore sorting by XRT sorters was conducted by TOMRA Sorting Inc in Sydney.

The Korbel deposit is a more advanced deposit, and had the full suite of tests conducted. Samples from RPM only underwent flotation and comminution tests. Due to the similarity of the deposit types, similar leach and flotation recoveries were used for both deposits.

The parameters presented in Table 1-1 were developed from the test work and were used as inputs for the process and mine design.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 1-1: Test work parameters

Parameter	Unit	Value
Bond Ball Mill Work Index	kWh/t	14.7
Abrasion Index	-	0.4003
Flotation Feed Grind P80	um	75
PAX Dosage	g/t	120
Cytec A208 Dosage	g/t	30
Cu(SO4).5H2O Dosage	g/t	150
MIBC	g/t\	23
CIP/CIL Leach Feed Grind P80	um	22
Flotation Gold Recovery	%	95.4
Leach Gold Recovery	%	92.5
Overall Processing Gold Recovery	%	88.25
Primary Crusher Fines (<0.5”) Percentage	%	21.2
Average Sorter Mass Pull Including – Korbel Ore Only	%	44.6
Average Sorter Recovery Including Fines Bypass - Korbel Ore Only	%	86.1

Mineral Resources

Extensive diamond and RC drilling programs have been undertaken to test the extent of all deposits and infill, in support of a Mineral Resource Estimate of 9.9 Moz across the Estelle Gold Project, as released to the market on 11 April 2023. This Mineral Resource contains a proportion of Measured and Indicated classified material to support future studies and an eventual Ore Reserve. Future targeted drilling programs are planned to upgrade both the size and confidence of the resource estimate. There have been no changes since the date of this MRE.

Table 1-2: Estelle Gold Project – Global Mineral Resource Estimate – April 2023

Estelle Gold Project Initial Assessment - May 30th, 2023

Mine Design

Mining will be conducted using a conventional truck and shovel approach. Open pit mine designs and production schedules have been developed for the Korbel Main, RPM North and RPM South deposits at a scoping level. The mine plan is based on the mineral resources.

Mining operations are designed for 17 years of mining, and one year of stockpile processing. Table 1-3 gives a summary of the mineral resources contained within the pits, at their respective cutoff grades.

Table 1-3: Summary of contained mineral resources at mining cut-off grades

Pit	Cut-off Grade g/t		Measured	Indicated	Inferred
		Ore (t)	1,343,000	2,330,000	11,962,000
RPM North	0.25	Contained Gold (g)	5,726,000	4,725,000	7,785,000
		Average Au Grade (g/t)	4.26	2.03	0.65
		Ore (t)			12,320,000
RPM South	0.25	Contained Gold (g)			6,898,000
		Average Au Grade (g/t)			0.56
		Ore (t)		182,277,000	21,143,000
Korbel Main	0.15	Contained Gold (g)		59,589,000	5,804,000
		Average Au Grade (g/t)		0.33	0.27

1.	The report mine plan is based on the mineral resource estimate by Matrix Resources Consultants
2.	The cut-off grades of 0.25 and 0.15 g/t assume a gold price of US$1,800/oz; no royalties and a metallurgical recovery of 90%
3.	The cut-off grade covers grinding and flotation costs of $7.14/t of processed ore, leaching costs of $16.91/t leached concentrate and G&A costs of $1.30/t of ore
4.	Mining dilution of 10% was applied to the in-situ mineral resources.

Pit designs are based on the dressed cones algorithm with overall slope angles of 45degrees. Bench heights are 10m, with double benches used whenever possible. Bench face angles are 60 degrees and 8.5m safety benches will be used.

Mining equipment will be used to its full capacity with a targeted production of 39.5 Mtpa of ore and waste. The total production schedule is summarized in Table 1-4.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 1-4: Mine production schedule

A custom stockpile that is subdivided into 16 sections according to the year it is most economic to process each block is planned. Waste from RPM North will be placed in waste piles next to the pit. Waste from RPM south will be used to partially backfill RPM North. Waste from Korbel Main will be used as tailings dam construction material, with the remainder being placed in a waste pile in front of the tailing’s storage facility. The mining fleet will consist of diesel-powered Epiroc 45 DTH (down the hole) production drills, CAT 6040 hydraulic shovels paired with CAT 785 haul trucks for ore and waste hauling.

Recovery Methods

The project flowsheet (Figure 1-6) and scoping level processing plant design is based on preliminary metallurgy and ore sorting tests in combination with economic considerations.

The process plant was designed using conventional processing unit operations with the addition of XRT ore sorting systems. Only ore originating from Korbel Main will be sorted, ore originating from the RPM deposits will bypass the sorters. The ore sorting circuit is designed for 14,900,000 tonnes per year. The processing plant downstream of the ore sorters is designed for 6,350,000 tonnes per year. The plant will operate on a two shifts per day basis, 365 days per year. The product of the process will be doré bars.

Run-of-mine and run–of-stockpile ore will be hauled to the sorting facility where it will be crushed in a primary gyratory crusher before going through a sizing screen. The fines fraction head will be fed directly to the HPGR, the mid-sized material will be fed to the XRT ore sorting system, and the oversize material will be crushed in a secondary cone crusher. The ore sorting system will separate the economical ore out from the waste, transporting it to an HPGR. The product of the HPGR will be sent to a closed circuit consisting of a ball mill and hydrocyclone cluster. The P80 overflow of 75µm will flow through the flotation circuit. The tailings from this process will be sent to the tailing’s thickener. The concentrate will move on to the cyclone cluster and IsaMill for fine grinding to P80 of 22µm before finally moving on to the pre-leach thickener where the underflow will report to the leach and CIP circuits.

Estelle Gold Project Initial Assessment - May 30th, 2023

The gold leached in the CIP circuit will be recovered by activated carbon and elution. From this elution circuit, the gold will be recovered by electrowinning cells in the gold room. The gold sludge will be dried, mixed with fluxes, and then smelted in a furnace to produce doré bars. Carbon will be re-activated in a regeneration kiln before being re-used in the CIP circuit. The CIP tailings will be treated for cyanide in the cyanide destruction circuit before being pumped to the tailings thickener. The waste byproduct of the tailings thickener will be pumped to the tailings storage facility.

Figure 1-6: Simplified flow sheet

Project Infrastructure

The project is located approximately 150km North-West of Anchorage and the report assumes a new access road (the proposed West Susitna Access Road) of approximately 146 km leading to the project site will be constructed, with its usage primarily for transportation of construction materials, equipment, and ongoing operations supplies. Road construction is planned to be conducted by the Government of Alaska with access being provided on a toll basis. Money has been set aside for tolls for a government-upgraded road. The site can also be accessed by a winter road.

While the project currently has some infrastructure in place consisting of a fully winterized 80-person camp, an on-site sample processing facility and the 4,000-foot Whiskey Bravo airstrip, which can facilitate large capacity DC3 type aircraft, the following additional infrastructure will be required to support the project:

●	Access road
●	Single-lane haul road to RPM
●	Power line and substation
●	Overburden stripping and stockpiling
●	Water management ponds and ditches
●	Water treatment plant
●	Pump station for Portage Creek diversion
●	Tailings storage facility

Estelle Gold Project Initial Assessment - May 30th, 2023

●	Waste storage facilities
●	Mine facilities including administration, maintenance shop, warehouse, mine dry, and miscellaneous facilities
●	Processing facilities including process plant, assay laboratory, electrowinning and leaching plant
●	All mine facilities and process facilities will be serviced with potable water, fire water, compressed air, power, diesel, communication, and sanitary systems

There is sufficient area to place all mine infrastructure, however the steep topography could pose some construction challenges.

Environmental Studies

Several baseline studies have already been initiated, and further field inventories and surveys will have to be completed within the project area, as well as environmental assessments as required by the permitting process.

It is likely that the project will require an Environmental Impact Assessment (EIA).

Studies characterizing archaeological potential areas, fish habitat, hydrology will need to be conducted.

The project will require several permits, approvals, and authorizations to initiate the construction phase of the project and Jade North consultants have been engaged to assist with navigating Alaska’s Large Mine Permitting Process which sets out a clear path and government interdepartmental coordination.

Social and Community Impact

Nova is committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans. We have established strong and collaborative working relationships with the communities adjacent to our operations to ensure we have a meaningful impact on their culture, environment, and economic prosperity. Where possible, we do this by prioritising local procurement and employment and investing in community partnering initiatives consistent with our core values: Integrity, Respect and Openness.

Nova also takes its environmental responsibilities seriously and is committed to achieving excellence in environmental management through understanding the sensitivities of working within the region.

All works are governed by the Application for Permits to Mine in Alaska (APMA). There are strict provisions governing exploration and mining in Alaska, as well as legislation and a large number of supporting regulations.

Over the last 3.5 years Nova has spent in excess of USD$30M directly and indirectly into the local Alaskan economy, supported over 50 local Alaskan businesses and through contractors employed 100’s Alaskans from local communities.

Estelle Gold Project Initial Assessment - May 30th, 2023

While Nova is currently in the exploration and development phase of our Estelle Gold Project, as the project moves into the construction and operation phases there will be an exponential increase in the number of local jobs and services required.

Capital and Operating Cost Estimates

The capital and operating cost estimates presented in this scoping study are based on the development, construction and start-up of an open pit mine, processing plant and tailings management facility to handle a maximum mine production capacity of 39,500,000 tpa.

The capital and operating cost estimates for this scoping study were conducted in 2023 US dollars (USD) unless otherwise stated. All costs for the scoping study are estimated as of the effective date of this Technical Report. All cost projections are referenced on a nominal 2023 US dollar basis.

Table 1-5: 6Mt pa plant and infrastructure capital cost estimate (US$M)

The operating cost estimates are considered Class 4 estimates per the American Association of Cost Engineers (AACE) requirements and have an accuracy range of -30%/+50%. Estimate accuracy ranges are projections based upon cost estimating methods and are not a guarantee of actual project costs. The operating cost estimate in this report forms the basis for the approval of further project development by means of a PFS and includes all costs to develop and sustain the project at a commercially operable status.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 1-6: Operating costs breakdown

Economic Analysis

The economic analysis for the Estelle Gold Project is based on a 5% discount rate, a gold price of US$1,800, and 0% royalties. The reported estimates represent the pre-tax values for the NPV, IRR and payback period. The application of a 5% discount rate for pre-tax cash flow discounting is considered reasonable given the project is a precious metals project in a politically stable region.

The pre-tax pre-royalty NPV is estimated at US$654 million over the LOM at an internal rate of return of 53.3%. The project has a short payback period of 11 months which can be very beneficial in the future to allow for more exploration and resource expansion and undiscounted free cashflow of US$945 million.

The report has confirmed that an initial gold mining and processing operation at the project presents a technically and commercially viable development opportunity with positive financial metrics over an initial mine life of 17+ years, with capital payback in the first year (11 months) of the project. A summary of the initial mining and financial evaluation is provided in Table 1-7 below

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 1-7: Economic analysis key results

** Sustaining capital will be in years 1, 10, and 11 (See Table 1-5)

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 1-7: Annual production profile

Figure 1-8: Annual net cash flow profile (Undiscounted) - Re-fleeting the mine haul equipment in years 10 and 11

Estelle Gold Project Initial Assessment - May 30th, 2023

A sensitivity analysis was conducted to investigate which factors have the greatest impact on the NPV and payback period when acting independently of other cost and revenue factors. The parameters studied for this analysis are the CAPEX, OPEX, gold price, mill feed grade, mill recovery, and discount rate. Some of the variables that were examined fluctuated with a range of variation from -10% to +10% at five different points including the base case. The mill recovery and discount rate percentages were altered by a value of ±2%. Figure 1-9 below shows the sensitivity analysis tornado chart for all six parameters along with the range of variation examined.

Figure 1-9: Sensitivity analysis (NPV tornado chart)

The sensitivity analysis shows significant leverage to improved mill feed grade, with even a 10% increase in the average LOM mill feed grade increasing from the current 0.73 g/t Au to 0.8 g/t Au improving the NPV by ~ US$277M. As a result, the company’s core focus is to now define more near surface minable resources above the current mill feed grade.

The analysis also shows that the payback period is resistant to parameter changes that have negative impact on the economics (Table 1-8). The payback period remains within 13 months despite a 10% decrease in gold price and mill feed grade, a 10% increase in project CAPEX and OPEX, and a 2% loss in mill recovery (examined independently).

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 1-8: Sensitivity results for the payback period

Conclusions and Recommendations

The Study provides justification that the Estelle Gold Project is commercially viable and accordingly the Board of Nova has approved and commenced progression of the Project to a PFS.

The PFS has commenced in parallel with ongoing exploration, resource drilling and further metallurgical test work, with results expected to be completed in 2024.

The sensitivity analysis clearly demonstrates the project to be resilient to changes in capital costs and recoveries, with significant leverage to the gold price, AISC and particularly an improvement in the LOM average mill feed grade above the current 0.73 g/t Au, that the Company will be now working towards by increasing the resource and continuing to unlock the Estelle gold district across multiple other prospects within the project area.

The following activities are suggested to support the project:

●	Optimization of mining fleet size
●	Optimization of mill feed tonnages
●	Trade-off calculation of a leased mining fleet
●	Further investigation into particle sorting of RPM North and South deposits
●	Metallurgical test program for RPM North and South deposits including leach, gravity concentration, and flotation tests
●	Further Stockpile optimization
●	Laboratory testing of fines to determine upgrading potential

Estelle Gold Project Initial Assessment - May 30th, 2023

2.	Introduction

2.1	For Whom is this Report Prepared For

Nova Minerals Limited (“Nova”) commissioned ABH Engineering Inc. (“ABH”) to prepare an Initial Assessment Technical Report for the Estelle Gold Project (“the project” or “the property”) in compliance with the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary.

2.2	Basis of Preliminary Economic Assessment

This Technical Report is a Initial Assessment prepared by ABH Engineering Inc. for Nova Minerals Ltd. Nova Minerals Limited is an Australian minerals exploration company currently listed on the Australian Stock Exchange (ASX:NVA), the OTC Markets (OTC:NVAAF) and the Frankfurt Stock Exchange (FRA:QM3).

The objectives of this Technical Report are to:

●	Examine the potential economic viability of exploiting Nova’s Estelle Gold Project
●	Propose a development program for the project
●	Determine the conditions under which the project should be advanced to the Prefeasibility or Feasibility study stage

The report is preliminary in nature. It includes some Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them, as that would enable them to be categorized as Mineral Reserves. No Mineral Reserves were calculated or presented at this stage of the project. There is no certainty that the report results will be realized.

2.3	Sources of Information and Data

The sources of information include data and reports provided by Nova personnel as well as documents cited throughout the report and referenced in Section 24.

2.4	Units, Currency and Rounding

Metric units are used throughout the report unless specifically stated otherwise. Every effort has been made to clearly display the appropriate units being used throughout this technical report. Currency is expressed in 2023 United States dollars (US$, USD, or $) unless specifically stated otherwise. A table of common units and abbreviations used throughout this report is shown in Table 2-1.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 2-1: Common units and abbreviations list

Symbol/Abbr.	Description	Symbol/Abbr.	Description
‘	Minute (Plane Angle)	kWh/t	Kilowatt Hours Per Tonne
‘‘	Second (Plane Angle) or Inches	L	Liter
°	Degree	L/min	Liters Per Minute
° C	Degrees Celsius	L/s	Liters Per Second
° F	Degrees Fahrenheit	LAN	Local Area Network
3D	Three-Dimensions	LG	Low Grade
A	Ampere	LG	Lerchs-Grossman
a	Annum (Year)	LMPP	Alaska Large Mine Permitting Process
AA	Atomic Absorption	LOM	Life of Mine
ac	Acre	m	Meter
ACOE	US Army of Engineers	M	Million
ADEC	Alaska Department of Environmental Conservation	m/min	Meters Per Minute
ADFG	Alaska Department of Fish and Game	m/s	Meters Per Second
ADNR	Alaska Department of Natural Resources	m2	Square Meter
ADR	Adsorption-Desorption-Recovery	m3	Cubic Meter
AES	Atomic Emission Spectroscopy	m3/h	Cubic Meters Per Hour
amsl	Above Mean Sea Level	m3/s	Cubic Meters Per Second
ANFO	Ammonium Nitrate/Fuel Oil	Ma	Million Years
APDES	Alaska Polluant Discharge Elimination System	mamsl/ MAMSL	Meters Above Mean Sea Level
APMA	Application for Permits to Mine in Alaska	MAP	Mean Annual Precipitation
ARD	Acid Rock Drainage	m.a.s.l./MASL	Meters Above Mean Sea Level
Au	Gold	mbgs	Meters Below Ground Surface
BD	Bulk Density	mbs	Meters Below Surface
BFA	Bench Face Angles	mbsl	Meters Below Sea Level
BLM	Bureau of Land Management	mg	Milligram
BTU	British Thermal Unit	mg/L	Milligrams Per Liter
CCA	Capital Cost Allowance	mi	Mile
CDP	Cyanide Detoxification Plant	mi/h	Miles Per Hour
CF	Cumulative Frequency	MIK	Multiple Indicator Kriging

Estelle Gold Project Initial Assessment - May 30th, 2023

Symbol/Abbr.	Description	Symbol/Abbr.	Description
cfm	Cubic Feet Per Minute	min	Minute (Time)
CHP	Combined Heat and Power Plant	mL	Milliliter
CIP	Carbon-In-Pulp	Mm3	Million Cubic Meters
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	mo	Month
cm	Centimeter	Mpa	Megapascal
CM	Construction Management	MRE	Mineral Resource Estimate
cm2	Square Centimeter	Mt	Million Metric Tonnes
cm3	Cubic Centimeter	MVA	Megavolt-Ampere
COG	Cut-Off Grades	MW	Megawatt
CSS	Close Side Setting	MWTP	Mine Water Treatment Plant
CV	Coefficient of Variation	NEPA	National Environmental Policy Act
d	Day	NG	Normal Grade
d/a	Days per Year (Annum)	NI 43-101	National Instrument 43-101
d/wk	Days per Week	Nm3/h	Normal Cubic Meters Per Hour
DCS	Distributed Control System	NOAA	National Oceanic and Atmospheric Administration
dmt	Dry Metric Ton	NPVS	NPV Scheduler
EA	Environmental Assessment	OP	Open Pit
EDA	Exploratory Data Analysis	OPMP	Office of Project Management and Permitting
EIS	Environmental Impact Statement	ORE	Ore Research and Exploration
EMR	Energy, Mines and Resources	OREAS	Ore Research & Exploration Assay Standards
EP	Engineering and Procurement	OSA	Overall Slope Angles
EPA	Environmental Protection Agency	oz	Troy Ounces
EPCM	Engineering, Procurement and Construction Management	P.Eng.	Professional Engineer
FEL	Front-End Loader	P.Geo.	Professional Geoscientist
FOB	Free on Board	Pa	Pascal
FONSI	Finding of No Significant Impact	PAG	Potentially Acid Generating
Ft	Foot	PEP	Project Execution Plan
ft2	Square Foot	PFS	Preliminary Feasibility Study
ft3	Cubic Foot	PLC	Programmable Logic Controller
ft3/s	Cubic Feet Per Second	PLS	Pregnant Leach Solution

Estelle Gold Project Initial Assessment - May 30th, 2023

Symbol/Abbr.	Description	Symbol/Abbr.	Description
FWS	US Fish and Wildlife Service	ppb	Parts Per Billion
G	Gram	ppm	Parts Per Million
G&A	General and Administrative	PSD	Prevention of Significant Deterioration
g/cm3	Grams Per Cubic Meter	psi	Pounds Per Square Inch
g/L	Grams Per Liter	QA/QC	Quality Assurance/Quality Control
g/t	Grams Per Tonne	QMS	Quality Management System
Gal	Gallon (US)	QP	Qualified Person
GJ	Gigajoule	ROM	Run-Of-Mine
Gpa	Gigapascal	rpm	Revolutions Per Minute
Gpm	Gallons Per Minute (US)	s	Second (Time)
GW	Gigawatt	S.G.	Specific Gravity
H	Hour	SAC	Subsistence Advisory Council
h/a	Hours Per Year	Scfm	Standard Cubic Feet Per Minute
h/d	Hours Per Day	SG	Specific Gravity
h/wk	Hours Per Week	SHPO	State Historic Preservation Office
Ha	Hectare (10,000 m2)	SVOL	Search Volume
HG	High Grade	t	Tonne (1,000 kg) (Metric Ton)
HMI	Human Machine Interface	t/a	Tonnes Per Year
Hp	Horsepower	t/d	Tonnes Per Day
HPGR	High-Pressure Grinding Rolls	t/h	Tonnes Per Hour
HPW	Highways and Public Works	tph	Tonnes Per Hour
HSE	Health, Safety and Environmental	ts/hm3	Tonnes Seconds Per Hour Meter Cubed
HVAC	Heating, Ventilation, and Air Conditioning	TSF	Tailings Storage Facility
ICMC	International Cyanide Management Code	TSS	Total Suspended Solids
ICP	Inductively Coupled Plasma	US	United States
ICP-MS	Inductively Coupled Plasma Mass Spectrometry	US$	Dollar (American)
In	Inch	V	Volt
in2	Square Inch	w/w	Weight/Weight
in3	Cubic Inch	WAD	Weak-Acid-Dissociable
IP	Internet Protocol	WBS	Work Breakdown Structure
IRR	Internal Rate of Return	wk	Week
IRA	Inter-Ramp Angle	wmt	Wet Metric Ton
JORC	Joint Ore Reserves Committee	WRF	Waste Rock Facility
K	Kilo (Thousand)	WRSA	Waste Rock Storage Area
kg	Kilogram	WTP	Water Treatment Plant
kg/h	Kilograms Per Hour	µm	Microns
kg/m2	Kilograms Per Square Meter	µm	Micrometer
kg/m3	Kilograms Per Cubic Meter
km	Kilometer
km/h	Kilometers Per Hour
km2	Square Kilometer
kPa	Kilopascal
kt	Kilotonne
kV	Kilovolt
kVA	Kilovolt-Ampere
kW	Kilowatt
kWh	Kilowatt Hour
kWh/a	Kilowatt Hours Per Year

Estelle Gold Project Initial Assessment - May 30th, 2023

3.	Property Description

3.1	Location

The Estelle Gold Project (Figure 3-1) is situated within the Tintina gold belt in Alaska which is host to an estimated 220 Moz of gold resources. The project property lies approximately 150km northwest of Anchorage, Alaska’s largest city. This city is a major population, which provides essential services and a large labor force for the interior parts of Alaska. The Project is a year-round operation, with all essential services including a base site which hosts a fully winterized 80-person camp, an on-site sample processing facility and the 4,000-foot Whiskey Bravo airstrip, which can facilitate large capacity DC3 type aircraft. The project region is found among the Alaska Mountain Ranges with elevations ranging from 705m to 2,085m above sea level. The Alaska Range is a continuation of the Pacific Coast Mountains extending in an arc across the Northern Pacific. The nature of the terrain allows for accessible drilling all year round.

The property is 85% held by Nova Minerals and comprises 699 State mining claims covering 111,120 acres (450 km2) of unpatented mining claims located on the public lands of the State of Alaska. The project area hosts multiple deposits including Korbel Main, RPM North, RPM South and Cathedral, as well as numerous prospects including, blocks C, D, Isabella, Sweet Jenny, You Beauty, Shoeshine, Train, Trumpet, Stoney, T5, Tomahawk, Trundle and Revelation.

Figure 3-1: The Estelle Gold Project

Estelle Gold Project Initial Assessment - May 30th, 2023

4.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Accessibility

Easy access is currently available to the project via a winter road and by air with the nearby Whiskey Bravo airstrip (approximately 15 km east) having a 1,000m compacted gravel runway; compliant for DC3-class aircraft. For an alternative landing location, approximately 20 km northeast of the property lies the Puntilla airstrip. The airways are accessible from Anchorage to the Whiskey Bravo airstrip via Skwentna through aircrafts and helicopters.

Recently an independent economic study prepared for the Alaska Industrial Development and Export Authority (AIDEA), and fully supported by the Alaska State Governor, recommended the proposed West Susitna Access Road, which is situated on State land within the Matanuska-Susitna Borough and has considerable support from both the community and the State government, progress to the permitting stage, with construction proposed to start in 2025.

AIDEA has submitted the CWA 404 permit application to the USACE for the West Susitna Access project, initiating the environmental review process through compliance with the National Environmental Policy Act. Field studies will begin this summer with further evaluation of cultural and historical sites, fish and wildlife habitat, engineering refinement, and alternative route analysis.

This is a proposed new multi-season 146km long access road connecting the Port Mackenzie resources cargo port to the resource-rich area of Alaska where Nova’s Estelle Gold Project is located. The road would open areas northwest of Anchorage and west of Wasilla, in the western parts of the Matanuska-Susitna Borough; where mineral exploration is underway and would link directly to the Estelle Gold District. This all-weather access will form a critical component of the project infrastructure as it will be used to provide equipment, fuel, and other supplies during construction and operations. Figure 4-1 highlights the location of airstrips, roads, and rivers in the region.

For the full press release see below

https://www.aidea.org/Portals/0/PressReleases/3-21-2023%20West%20Susitna%20Access%20Project%20Announcement%20Press%20Release%20Final.pdf

Figure 4-1: Proposed Route Map to the Estelle Site

4.2	Climate

The project area is located between the climatic regions of maritime and continental, characterized by hot, dry summers and severe winters. The Bearing Sea assists in generating mild and temperate summer temperatures and higher precipitation during that time of the year. Generally, during the early parts of the year (January through May) precipitation is low, peaking in August at 76mm (See Figure 4-2). Annual precipitation ranges from 500 to 900 mm. Average summer temperatures range between 5oC and 30oC, while winter temperatures range between -15oC and -5oC. Winter snow accumulation usually starts in October and by mid to late May the snow has adequately melted to allow for fieldwork (usclimatedata, 2023). During the winter months, strong winds can prevail.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 4-2: Anchorage Climate Graph (usclimatedata, 2023)

4.3	Local Infrastructure and Resources

There is a limited supply of skilled and unskilled labor in the nearby communities. Alaska is host to many large projects in their development stages, resulting in in-state expertise including miners and support staff being available.

The Estelle Gold Project is in a remote region of the State of Alaska. There are no accessible public power utilities and all current projects in the area are using all fuel (mostly diesel) operations. Therefore, the required fuel for Estelle at this time must be transported directly to the project area via snow road or by air and stored on site. An established all-season 80 person fully winterised camp with all the required facilities, including a kitchen, amenities, an on-site prep lab, core shack, maintenance workshop and 4,000-foot DC3 compliant airstrip are located close to the project site (Figure 4-3). These facilities are equipped with diesel generators, wooden floor tent and container structures, and wood-framed buildings.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 4-3: Aerial view of the Whiskey Bravo airstrip and the Estelle 80-person winterized camp and facilities

4.4	Physiography of Property

The topography of the Estelle Gold Project region ranges from low hills to broad valleys occupied by meandering streams. Vegetation in the forested region varies by soil type with the lower elevations comprised of willows, birches, alder, and balsam poplar trees alongside various shrubs. Vegetation is absent at higher elevations, with active glaciers having terminal and lateral moraines present. Permafrost is discontinuous throughout the project area. Travel by foot is suitable for most of the prospects listed.

5.	History

The history of the regional mapping of Alaska began in 1960 when The United States Geological Survey (“USGS”) identified several base large areas in the southern Alaska Range.

Prospecting in the Estelle Mount area has been conducted by several private companies since 1970. From 1980 to 1985, many of the claims were held for their placer potential, and in 1982 AMAX staked at least four claims over the Lower Discovery showing at Mount Estelle. However, placer mining was hampered by the prevalence of large glacial boulders in the stream gravels.

From 1985 to 2007 there was a hiatus in exploration in the Estelle Mount area.

Estelle Gold Project Initial Assessment - May 30th, 2023

Exploration work from 2000 to 2008 (Hidefield Gold, Plc., 2008; International Tower Hill Mines, Ltd., 2007; Millrock Resources Inc., 2008) has defined several prospects in or near that are described separately, e.g., the Train (TY031) and Shoeshine (TY032) prospects. Table 6.1 briefly summarizes the exploration history of Mount Estelle.

Table 6.1: History of exploration, Estelle Gold Project

Date	Company	Project Scope

Oxide Ridge (TL077); now: Korbel Main
late 1980’s	Cominco American Inc.	Mapping & chip sampling
2011	Millrock Resources Inc. on behalf of Teck America Inc.	Drilling of one 457.9-meter hole
2012	Millrock Resources Inc.	Drilling of second hole

Oxide North (TL081); now: Korbel North
2008	N/A	Mineralization initially discovered
2012	Millrock Resources, Inc.	Chip sampling; IP survey; soils geochem

Oxide Valley (TL080); now: Korbel
2008	Millrock Resources, Inc.	Discovery of multiple Aspy and Cpy veins
2008-2014	Millrock Resources, Inc.	Geologic mapping and chip sampling
2010	Millrock Resources, Inc.	IP survey
2011 & 2012	Millrock Resources, Inc.	2 drillholes
2012 & 2013	Millrock Resources, Inc.	Reconnaissance IP survey; close-spaced IP

Unnamed Placer Occurrence (TL052)
1970	USGS
1978	USGS	Pan concentrates with VG
1980	USGS
1970’s & 1980’s	Various private companies	Results from reconnaissance not published

Unnamed (near Portage Creek)(TL063)
1978	USGS	A sampling of float; veinlets of Aspy and py with Au.
1980’s	Cominco American Inc.	Rock chip and silt sampling

Estelle Gold Project Initial Assessment - May 30th, 2023

West Wing (TY042)
2012	Millrock Resources Inc.	Geologic mapping; soil and rock sampling; drilling
2013	Millrock Resources Inc.

Stoney, North Stoney, Trundle, Tomahawk, Kid (TY020)
2007	International Tower Hill Mines	Reconnaissance and exploration
2008	Hidefield Gold, Plc.	Reconnaissance and exploration
2008	Millrock Resources, Inc.	Reconnaissance and exploration
2014	Millrock Resources, Inc.	Soil and rock sampling identified gold

Unnamed (near Mt Estelle) (TY019); includes Train & Shoeshine
2007	International Tower Hill Mines
2008	Hidefield Gold, Plc.
2008	Millrock Resources, Inc.

Train (TY031)
1970’s to recent	Succession of companies	Limited sampling campaigns
2007	International Tower Hill Mines
2008	Hidefield Gold, Plc.	Rock Sampling: Au, Ag, Cu, Pb values received.
2008	Millrock Resources, Inc.	Rock sampling w. multiple significant gold assays

Shoeshine (TY032)
1970’s to recent	Succession of companies	Limited sampling campaigns
2007	International Tower Hill Mines	A sampling of Veins; Au, Ag, Cu, and Pb values received.
2008	Millrock Resources, Inc.	Rock sampling w. multiple significant gold assays
2011	Millrock Resources, Inc.	Drilling; Au mineralization throughout the hole.

Estelle Gold Project Initial Assessment - May 30th, 2023

Revelation (TY036)
2008	Hidefield Gold, Plc.	Sampled Au mineralization over a 200m trend.
~2012	Millrock Resources, Inc.	Geochem sampling

RPM (TY043)
2008	Hidefield Gold, Plc.	Sampled Au mineralization over a 200m trend.
2012	Millrock Resources, Inc.	Prospecting, soil, and rock sampling; significant Au and Cu values received.

Prospecting in the area has been conducted by several private companies since the 1970s. From 1980 to 1985, many of the claims were held for their placer potential; however, they were never mined to any great extent because the large glacial boulders in the stream gravels hampered recovery. Work in the area included: silt and rock geochemistry, mapping, magnetic, VLF, IP and radar geophysical surveys, and diamond drilling. To evaluate the steep, glaciated terrain, technical climbers from Dihedral Exploration were employed.

This is an early ARDF record that describes work in the general area of Mount Estelle and has been retained for its regional geologic and mineral information. Exploration work from 2000 to 2008 (Hidefield Gold, Plc., 2008; International Tower Hill Mines, Ltd., 2007; Millrock Resources Inc., 2008) has defined several prospects in or near that are described separately, e.g., the Train (TY031) and Shoeshine (TY032) prospects.

Nova recognized the significance of the project early and generated a maiden 2.5Moz Inferred Gold Resource in 2019.

A geological map of the Oxide (now called Korbel) deposit area depicts historical (2011/2012) cored drill holes are shown in red (Figure 6-1).

Highlights:

● Historical Holes SE11—001, SE12—002 and SE12—004 all returned broad internecions grading 0.44 to 1.14 g/t Au

● Geology and outcrop rock sampling was completed by Bundtzen (2018)

● Nova recognized the significance of these early holes and scale of the potential IRGS deposits that could occur on the property

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 6-1: Early geology map of the Oxide (now Korbel) area

References

Crowe, D.E., and Millholland, M.A., 1990, High-grade gold mineralization associated with high salinity hydrothermal fluids, Mt. Estelle pluton, central Alaska Range [abs.]: Geological Society of America, Abstracts with Programs, v. 22, p. A41

Estelle Gold Project, Technical Presentation, September 24, 2019, p.9 https://www.alaskajournal.com/sites/alaskajournal.com/files/estelle.pdf

Geologic mapping in 2012 at the RPM prospect defined a broad zone of alteration in a high-level intrusive magmatic contact zone. The single 2012 drill hole at RPM undercut sheeted quartz veins and stockworks exposed at surface. The hole encountered significant gold mineralization with an intercept of 2.07 g/t Au over 21.94 meters within a 102.11-meter interval averaging 1.04 grams per tonne gold from 26.52 to 128.63 meters with mineralization remaining open in all directions.

Estelle Gold Project Initial Assessment - May 30th, 2023

At the Oxide prospect (now called Korbel), drilling in 2012 intersected multiple mineralized zones. In three of the holes (SE12-002, 003, 004) the zones appear to occur along a rough northwest trend with veins exhibiting steep, near-vertical dips. Mineralized zones up to 100 meters wide were encountered along this trend which then had a drilled strike length of 740 meters. These holes were designed to follow up the Oxide (Korbel) discovery hole drilled in 2011 (see news release dated November 9, 2011 entitled “ Millrock Intersects Intrusion-Related Gold System at Estelle Project, Alaska”). Anomalous gold mineralization was intersected over wide zones in all holes drilled. The grade of mineralization, however, appears to increase to the southeast. Hole SE12-004, the southeastern-most hole drilled, intersected gold mineralization throughout the majority of the hole with a highlight intercept of 41.45 meters grading 1.14 grams gold per tonne. An induced polarization survey conducted in 2012 revealed a chargeability high corresponding with the drilled mineralized trend. The highest chargeability occurs southeast of drill hole SE12-004 providing a vector to possible higher-grade mineralization to the southeast. This overburden covered area, with mineralization open both along strike and down dip, is considered a priority drill target.

See Section 7 Exploration for the more recent history of the project.

6.	Geological Setting, Mineralization and Deposit

The RPM and Korbel deposits have been classified as intrusion-related gold systems (IRGS). (Flagg. E., 2014) Further classification indicates that this is a reduced IRGS which are distinct from gold-rich porphyry deposits (Sillitoe, 2000) and gold-rich skarn deposits (Meinert, 2000). These deposits have their own distinct classification because they are associated with low oxygen fugacity granitoids (ilmenite-series plutons that lack magnetite) that also have low sulfur fugacity of the ore minerals that make up the deposit. These types of deposits can also contain Au-Bi-Te-As (±W, Mo, Sb) metal assemblages. Another characteristic feature of RIRGS is that they have sheeted quartz veins containing sulphides within the intrusive body.

The term reduced is used to highlight that these magmas are associated with a reduced oxidation state of the felsic, ilmenite-series plutons that lack magnetite as well as their exsolved fluids. (Hart, C.J.R., 2005)

These deposits are known for their sheeted arrays of auriferous quartz veins that have a preference for forming in the brittle carapace at the top of small plutons. These carapaces allow the fluids and metals to be concentrated forming bulk-tonnage, low-grade gold deposits such as Korbel and RPM. (Hart, C.J.R. 2005) Mineralization can also occur in the hornfelsed rock (present at RPM), however the gold mineralization in the intrusion itself will most likely contain the highest concentrations of gold (RPM and Korbel).

Estelle Gold Project Initial Assessment - May 30th, 2023

7.	Exploration

2012 - Early exploration work on the Estelle Gold Project was conducted in 2012 by Millrock Resources Inc which included prospecting, soil sampling, rock sampling, drilling and a geophysical IP survey. In 2012, Millrock Resources Inc drilled 9 core holes with a total of 1,379 meters (4,523.12 feet) at the South-Eastern part of the property. Highlighted intercepts from hole SE-001 returned a grade of 1.14 grams/tonne over a length of 41.45 meters. An IP survey that was conducted affirmed that there is a high chargeability corresponding with mineralization. There was also a higher chargeability that was found to the Southeast of hole SE-004 which became a target for future drilling.

2018 - On February 26, 2018 Nova Minerals announced that they would be conducting a drill program starting in June. The plan was to locate and use the drill hole data and results from Millrock’s public announcements along with Alaskan Government public documents. Some coordinate information was taken from historical reports, ARDF files, and drill logs, while others were located by georeferencing historical exploration maps over Google Earth imagery and topographic maps. Nova planned on doing field verification as well as ground-truthing the locations later in June. At the time, the company had acknowledged that there were additional drill holes conducted by Millrock, however, these holes were non-JORC compliant. The company planned on working with Millrock to produce JORC-compliant exploration data.

Table 7-1: 2018 field season program. Note Oxide is now called Korbel

Estelle Gold Project Initial Assessment - May 30th, 2023

Nova also planned to have a reverse circulation (RC) drill operating on the property, which can penetrate depths up to 200 meters. 80 RC holes were planned from June-September. Further RC drilling was planned in 2019 based on 2018’s exploration results. A diamond drill rig was then be deployed to extend the mineralized RC holes to further depth.

The company announced on August 27th that the RC drilling program had commenced. The drilling program was planned to last approximately 6-8 weeks. The goal of the program was to test along strike north and south of the discovery hole SE12-001 which showed 387m at 0.40 g/t.

Mapping was conducted by Pacific Rim Geological Consulting of Fairbanks Alaska which showed that there were higher gold values that were associated with bismuth telluride and arsenopyrite mineral phases and that this mineralogy is hosted by sheeted quartz veins containing narrow alteration assemblages. (Figure 7.1) These findings show a correlation that this deposit fits the intrusion-related gold system deposit model. Upon completion of a first pass of geological mapping, Tom Bundtzen identified two high-quality targets which were named Oxide North and South (now called Korbel Main). These targets showed envelopes of hydrothermal alteration.

Chip samples were taken by Mr. Bundtzen and returned moderate grades of 1.04 g/t with mineralization consisting of arsenopyrite, pyrite, pyrrhotite, chalcopyrite and tetrahedrite

Figure 7-1: A comparison of sheeted quartz veins found at the Estelle property (image on the left) to other deposits (image on the right) that share similar geologic depositional environments (right image taken from Goldfarb et. al., 2007)

2019 - On March 28, 2019, the company announced that after contracts were awarded, they would bring an IP survey crew onsite with potential diamond drill mobilization to follow 30 days later. The IP survey showed results that were better than anticipated. The results show that there is a gold system that was considerably larger than expected. Drilling was planned to track the IP crew’s findings across the alteration zone. After the completion of the IP and magnetic geophysical surveys, additional mapping and prospecting was conducted on the Estelle claim group. However, in the 2019 field season the focus was on the RPM and Shoeshine occurrences to follow up from Millrock’s intercept grading at 1.04 g/t gold over 102.11 meters.

Estelle Gold Project Initial Assessment - May 30th, 2023

The table 7-2 below shows the 2019 exploration program as planned.

The reverse circulation drilling program was wrapped up during the 2019 field season.

Table 7-2: 2019 field season program. Note Oxide is now called Korbel

On December 9, 2019, the company planned on continuing the previous season’s drill program designed to test the quality and size of known gold mineralization and to seek and add mineral resources at Blocks A and B. The focus of the drilling program was to move the resource to a higher level of confidence bringing it to the Measured and Indicated levels to advance the Korbel deposit to the pre-feasibility stage.

In the same announcement, further exploration activities would be undertaken to advance the RPM prospect to the resource drilling stage and complete first-pass diamond drilling on chargeability anomalies C and D that were identified during the 2019 summer field activities.

2020- The drill program at Estelle Gold Camp on February 17, 2020. The drilling program was contracted out to Ruen Drilling Inc., and 18,500 meters (60,696 ft) was planned to be drilled. In the same announcement, the company stated that the drill program on Block B would begin, increasing the size and upgrading the Resource to Measured and Indicated status and to expedite project feasibility studies. RC infill and scout drilling were also to commence at Korbel.

Estelle Gold Project Initial Assessment - May 30th, 2023

On August 26, 2020, high-grade rock chip samples collected at the Cathedral target returned gold grades of 114.0 g/t, 98.3 g/t, 37.1 g/t, 24.5 g/t, 19.6 g/t and 11.05 g/t.

The company had also converged Blocks A and B into one zone this year (and renamed them Korbel Main) and upgraded the MRE to 3.3Moz Au.

2021 - The company announced on June 16, 2021 that diamond and RC drilling would commence on the RPM and Korbel prospects in order to delineate a Mineral Resource update and to upgrade the resource in size and confidence to expedite a project Feasibility Study. This drilling program resulted in the MRE being updated three times in 2021, 1st to 4.7Moz Au at just the Korbel Main deposit and then subsequently to a higher 6.2Moz Au with the addition of the RPM North deposit resource as well, followed by a further resource update in December 2021 to 9.6Moz Au, including 3Moz in the higher indicated category. There was also an exploration mapping and sampling campaign at the Train and Shoeshine prospects which encountered another large IRGS exposed at the surface with a 1km long and 500m strike at Shoeshine. A mapping and sampling campaign was also conducted on the Stoney prospect which confirmed a massive polymetallic mineralized vein observed along 4 km of strike length, up to 10 m wide, and >300m vertical extent with high-grade reconnaissance chip samples.

2022 - Over 20,000m of drilling was planned at RPM North for the year to extend the strike up to 1km to the west as confirmed by a recent magnetic anomaly. 3,000m of drilling was also planned at RPM South to interpret and define additional resources. Ground and/or drone detailed IP geophysics surveys were also planned across the wider RPM and Train areas to further identify additional mineralized zones. Infill drilling would be used to convert the additional resources to the higher confidence Indicated category. Step-out drilling would also be used to expand the existing resource along-strike.

Drilling at the Cathedral prospect within the Korbel Valley was also planned to test the extensions and potential feeder system of Korbel Main. This drilling resulted in a maiden inferred resource of 2.01Moz Au being defined at Cathedral in early 2023. Cathedral and Korbel Main represent only 2 of the 7 named target areas within the wider Korbel Valley in close proximity to the proposed Korbel Central Processing Facility.

A decision was made to ramp down drilling in the final quarter of the year because of very slow turnaround times for assay results from the lab that had been experienced industry wide. The company planned on reviewing the assay results first to determine where it would be best to drill next. 2023 - Following the receipt of the delayed assay results from the 2022 drilling season, which were received in early 2023, the MRE was further upgraded to 9.9Moz Au, including 3.4Moz in the higher measured and indicated categories, including 0.18Moz Au in the highest measured category. In addition, the company plans to drill approximately 15,000m in 2023, the majority of which will be focused on the RPM area with the aim to further infill and expand the at surface, higher grade (to exceed the current mill feed grade of 0.73 g/t Au) resources at RPM North and RPM South and the very high priority 600m continuous target area linking the 2 deposits, where the lower parts of holes RPM-037 and RPM-025 intersected a 2nd large mineralized intrusive.

Estelle Gold Project Initial Assessment - May 30th, 2023

The remainder of the 2023 drill program will target the Train area, where RPM-style mineralization was discovered with the aim to define a 3rd gold resource in the area

Surface exploration mapping and sampling programs will also be conducted as part of the 2023 field season. These will be primarily focused on the RPM and Train areas, as well as at the highly prospective 3km long polymetallic Au-Ag-Cu system at the Stoney prospect.

References

Goldfarb, R. J., Marsh, E. E., Hart, C. J., Mair, J. L., Miller, M. L., & Johnson, C. (2007). Geology and origin of epigenetic lode gold deposits, Tintina Gold Province, Alaska and Yukon. Recent US Geological Survey Studies in the Tintina Gold Province, Alaska, United States, and Yukon, Canada—Results of a.

All other material was taken from Estelle Gold Project updates and quarterly and annual reports from the company’s website

Table 7-3: Drilling completed at the Estelle Gold Project

	RPM (North & South)			Korbel Main			Cathedral			Total
Year	No. of Holes	Length (ft)	Length (m)	No. of Holes	Length (ft)	Length (m)	No. of Holes	Length (ft)	Length (m)	No. of Holes	Length (ft)	Length (m)
2019	0	0.0	0.0	32	6,861.2	2,091.8	0	0.0	0.0	32	6,861.2	2,091.8
2020	0	0.0	0.0	64	88,572.4	27,003.8	0	0.0	0.0	64	88,572.4	27,003.8
2021	6	8,417.9	2,566.4	82	95,656.8	29,163.7	0	0.0	0.0	88	104,074.6	31,730.1
2022	32	34,491.3	10,515.6	21	57,464.0	17,519.5	11	15,096.1	4,602.5	64	107,051.4	32,637.6

All maps and drill locations are in UTM grid NAD83 zone 5N and were measured by using a handheld GPS with a lateral accuracy of ± 4m and a vertical accuracy of ± 10m.

Based on the geological interpretation of the deposit for the 2019 drilling campaign and historic resource, the inferred resource was planned using a drill spacing of 150m.

Prior to diamond drilling, a reverse circulation drill was used to drill 32 holes on the Korbel property from 2019-2020.

Diamond drilling on the property began in 2020 with the Korbel prospect. Reverse circulation drilling was also conducted on the property. The size of the core being drilled was HQ. Surveys were recorded every 150 feet with a Reflex ACT-III tool to check drill deviation. Orientation marks were made on the core for later use by the logging geologist. The rock type was mostly competent allowing for good core recovery with minimal loss.

Diamond drilling on the RPM prospect was conducted in 2021 and 2022 and consisted of 6 drill holes in 2021 and 32 drill holes in 2022. After completion of each drill hole, the drill collar was surveyed using GNSS survey tools. Most holes at RPM were surveyed using a CHC LT500 series GNSS handheld receiver which has accuracies ranging from meter to centimeter. RPM drillholes 1-6 used a Trimble R1surveying tool. Handheld GPS units were used to survey holes 9, 11, 14, 16, 17, 21, 24, 27, 29 and 31. The rest of the holes were surveyed using the CHC LT500.

Estelle Gold Project Initial Assessment - May 30th, 2023

At Korbel, holes 1-48 were surveyed using the CHC LT500. Holes 48-118, 120-122, used the Trimble R1. Handheld Garmin Maps were used for holes 119, 124, 129, 133, 152-155. The remaining holes were surveyed by the CHC LT500.

All SE holes at RPM were surveyed using the CHC LT500. RC holes on the Oxide prospect were surveyed by using the Trimble for holes 015, 026-032.

In 2022 the company drilled 11 holes into the Cathedral prospect.

8.	Sample Preparation, Analyses, and Security

8.1	Sub-Sampling Techniques and Sample Preparation

Samples are taken each 10 feet (3.05m) unless there is a change in lithology. In these cases samples are broken to lithologic boundaries. Samples are then half cut with one of the half cuts being sent to the ALS lab in Fairbanks Alaska for processing. Three different types of SRM are inserted each 20 samples. Duplicates of the reject are taken each 20 samples. One blank is inserted each 40 samples. Data is plotted and evaluated to see if the samples plot within accepted tolerance. If any “out of control” samples are noted, the laboratory is notified.

8.2	Sample Security

A secure chain of custody protocol has been established with the site geologist locking samples in a secure shipping container at site until loaded on to aircraft and shipped to the secure restricted access area for processing by Nova Minerals staff geologists.

A secure shipping container at site until loaded and shipped to the secure restricted access room at TOMRA who forwarded to bureau veritas Metallurgical facility Adelaide.

8.3	Reviews or Audits

Detailed QA/QC analysis is undertaken on an ongoing basis by Qualitica Consulting.

Estelle Gold Project Initial Assessment - May 30th, 2023

9.	Data Verification

9.1	Quality of Assay Data and Laboratory Tests

Samples are tested for gold using ALS Fire Assay Au-ICP21 technique. This technique has a lower detection limit of 0.001 g/t with an upper detection limit of 10 g/t. If samples have grades in excess of 10 g/t then Au-AA25 is used to determine the over detect limit. Au-AA25 has a detection limit of 0.01 g/t and an upper limit of 100 g/t. Three different types of SRM are inserted each 20 samples. Duplicates of the reject are taken each 20 samples. One blank is inserted each 40 samples. Data is plotted and evaluated to see if the samples plot within accepted tolerance.

If any “out of control” samples are noted, the laboratory is notified.

9.2	Verification of Sampling and Assaying

Assay data intercepts are compiled and calculated by the CP and then verified by corporate management prior to the release to the public.

9.3	Location of Data Points

All maps and locations are in UTM grid (NAD83 Z5N) and have been measured by a digital Trimble GNSS system with a lateral accuracy of <30cm and a vertical accuracy of <50cm.

9.4	Data Spacing and Distribution

Drill holes have been spaced in a radial pattern such that all dimensions of the resource model is tested. Future geo-stats will be run on the data to determine if addition infill drilling will be required to confirm continuity.

9.5	Orientation of Data in Relation to Geological Structure

The relationship between the drilling orientation and the orientation of key mineralised structures is confirmed by drill hole data driven ongoing detailed structural analysis by OTS structural consultants.

10.	Mineral Processing and Metallurgical Testing

10.1	Korbel Mineral Processing and Metallurgical Testing

An extensive metallurgical test program was conducted to support the study. Two composite samples representing different gold grades of Korbel B Zone in the Estelle gold deposit were formulated from ½ split core samples for this test program. In addition, a master composite representing the Korbel B Zone was also prepared for testing. The scope of the metallurgical study consisted of sample preparation, head sample characterization, gravity concentration, sulfide flotation, and regrinding of concentrates followed by cyanidation. In addition, column leach testing was also conducted to evaluate the heap leach potential of test samples but proved to be non-beneficial to this operation. Testing was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada.

10.1.1	Metallurgical Samples

The samples used for metallurgical testing were collected from Estelle’s Korbel B zone and shipped to BV Minerals Metallurgical Division. As shown in Table 10-1, a total of thirty-two ½ split core samples, weighing about 350 kg, were received at BV Minerals Metallurgical Division on January 11th, 2021. The ½ split core samples were sorted into two composites, High-Grade Composite (HG Composite) and Low-Grade Composite (LG composite), for metallurgical testing.

Estelle Gold Project Initial Assessment - May 30th, 2023

After compositing, each composite was stage crushed to 1.5”, homogenized, and representative sub-samples were obtained for the Abrasion index and the Bond rod mill and Bond ball mill work index test. The sample was finally crushed to 6 Tyler mesh (3.35 mm), homogenized and rotary split into 2 kg test charges for bench-scale testing and head assays.

One test charge from each test composite was pulverized to P90 of 75 µm for head assays, including Au, Ag, S, and C species and ICP. Later in the program, a 1 kg charge of the final bulk gravity test charge was assayed for gold using screened metallics protocol. A master composite was also prepared by blending the LG composite and the HG composite at a 50:50 ratio for testing.

Table 10-1: Composite sample list

Count	Hole-id	From	To	Sample	Wt. (kg)	Hole-id	From	To	Sample	Wt. (kg)
1	KBDH-001	32.92	35.97	A0390718	9.9	KBDH-001	17.68	20.73	A0390712	10.8
2	KBDH-001	176.17	179.22	A0390774	10.4	KBDH-001	45.11	48.16	A0390722	11.2
3	KBDH-001	203.61	206.65	A0390786	10.8	KBDH-001	93.88	96.93	A0390743	10.9
4	KBDH-001	319.43	322.48	A0390829	10.3	KBDH-001	151.79	154.84	A0390766	11.3
5	KBDH-005	29.57	32.61	A0393011	10.8	KBDH-004	283.16	286.21	A0391117	10.2
6	KBDH-005	52.88	56.08	A0393019	12.4	KBDH-004	298.40	301.45	A0391122	11.0
7	KBDH-005	78.33	81.38	A0393029	11.7	KBDH-004	301.45	304.50	A0391123	11.0
8	KBDH-005	96.62	99.67	A0393037	10.9	KBDH-004	505.66	508.71	A0391200	11.6
9	KBDH-009	223.16	226.19	A0393417	9.8	KBDH-013	319.13	322.17	A0393797	10.3
10	KBDH-009	112.79	114.16	A0393372	4.8	KBDH-013	346.56	349.61	A0393807	10.8
11	KBDH-009	147.46	150.49	A0393385	11.2	KBDH-013	377.04	380.09	A0393818	12.3
12	KBDH-009	185.16	188.19	A0393399	10.8	KBDH-013	386.18	389.23	A0393822	11.4
13	KBDH-012	133.50	136.55	A0391682	11.6	KBDH-019	30.18	33.22	A0394171	13.2
14	KBDH-012	170.38	173.43	A0391695	10.6	KBDH-019	115.52	118.57	A0394203	10.4
15	KBDH-012	274.02	277.06	A0391734	11.6	KBDH-019	170.38	173.43	A0394223	11.8
16	KBDH-012	322.78	325.83	A0391752	11.5	KBDH-019	197.82	200.86	A0394233	12.1
Total					169.1					180.3

10.1.2	Metallurgical Test Procedures

An extensive metallurgical test program was conducted to support the study. Composite samples representing different gold grades from the Estelle Gold Project deposits were formulated from ½ split core samples for the test programs. In addition, a master composite representing each deposit was also prepared for testing. The scope of the metallurgical study consisted of sample preparation, head sample characterization, gravity concentration, sulfide flotation, and regrinding of concentrates followed by cyanidation. Testing was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada. Various aspects of the metallurgical program are presented and discussed in the following sections. Head Sample Characterization The average gold grade obtained from the fire assay was 0.636 and 0.504 g/t for HG and LG composites, respectively. The individual gold assays on various splits taken from the same test composite varied slightly from 0.399 to 0.544 g/t for LG composite and from 0.556 to 0.728 g/t for HG composite, indicating the presence of coarse gold but not in a significant amount. Silver contents in the test composites were 1 ppm. Sulfur contents were approximately 0.12% and

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.3	Head Grade Analysis

As the primary value of interest, the gold assays were done by standard fire-assay procedure on multiple splits and metallics screen.

10.1.4	Ore Sorting

The amenability of the rock samples to sorting was conducted by the TOMRA Sorting Inc. facility in Sydney. The test program assessed the heterogeneity of the deposit based on the gold grade of the selected rock samples. Sorting was evaluated using the Dual Energy X-Ray Transmission (DEXRT) sensor technology on approximately 200 rock samples with a total mass of 588 kg ranging between 10 and 80 mm (~ ½ to 3 inches). The tests were run in a four-stage XRT sorting configuration at different scanner sensitivity settings to produce the highest concentrate grade with the least mass pull in the first stage. With each additional stage, the conditions were adjusted to be less selective, increasing recovery however decreasing the concentrate grade.

10.1.5	Grinding and Screening

Primary grinding was performed in dedicated stainless steel laboratory rod mills using 2 kg test charges at 65% solids pulp density. Test grinds were conducted to determine the time required to achieve reliable target grind size distributions.

Particle size distributions were measured using a Rotap™ vibrator, equipped with 20 cm (8”) diameter test sieves stacked in ascending mesh sizes. The sample was initially wet screened at 37 µm (400 Tyler™ mesh). The oversize fraction was then dry screened through the stacked sieves. Finally, each fraction was collected and weighed to calculate the individual and cumulative percentages passing.

Regrinding of the flotation concentrate was conducted in a 1.5-L laboratory batch IsaMill, and size analysis on the reground sample was done using Malvern Mastersizer 3000 Particle Size Analyzer.

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.6	Comminution Test work

The comminution test was conducted on the HG and LG composites following the standard Abrasion index and Bond rod and ball mill index test procedures.

10.1.7	Gravity Concentration Test Work

A total of three different gravity procedures were tested.

Single-pass gravity concentration

IA level gravity concentration tests were carried out on 2 kg test charges on both LG and HG composites at two grind sizes targeting P80 of 105 and 200 µm (tests G1-G4).

The gravity separation was performed in two stages. Rougher gravity separation was conducted using a 3” laboratory Knelson gravity centrifugal concentrator. The samples were ground to target sizes in a laboratory stainless steel rod mill at 65% solids. The ground material was then re-pulped to a pulp density of about 20% solids and subjected to a single pass through the gravity concentrator operated at one psi fluidization water pressure and 120 “G” force. The resulting primary gravity concentrate was further upgraded by hand panning to simulate cleaning. The entire cleaned concentrate was assayed for gold by standard fire assay procedures to extinction, while the gravity rougher and cleaner tailing were assayed separately for metallurgical balances.

Additionally, a large-scale gravity test (test G5) was performed on a 34 kg blend of LG and HG composite, and the resulting gravity rougher concentrate was subjected to intensive leach without any upgrading, and the gravity rougher tailing was subjected to bulk sulfide flotation.

Extended Gravity Recoverable Gold (E-GRG)

Extended gravity recoverable gold (E-GRG) test was conducted on 20 kg of the master composite to determine the sample’s amenability to gravity concentration. The E-GRG test was carried out in three stages (targeting particle size of 80% passing 10 mesh, 250 µm, and 75 µm) in a 3” Knelson centrifugal concentrator. The concentrate collected from each stage was screened, and each fraction was weighed and assayed to extinction for gold content for metallurgical balance.

Upon completing the EGRG test, test data was forwarded to FLSmidth/Knelson for evaluation and scale-up analysis.

GAT Test

The GAT test was performed in six stages on 4 kg of master composite ground to P80 of 75 µm. The test flowchart is illustrated in Error! Reference source not found., and the resulting test products were assayed for gold for metallurgical balance.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 10-1: GAT test flowchart

10.1.8	Flotation Test Work

Bulk sulfide flotation tests were conducted on ground whole-ore and gravity tailings. Potassium amyl xanthate (PAX) and Cytec A208 at a dosage of 120 g/t and 30 g/t, respectively, were added in four stages as mineral collectors. Copper sulfate as Cu(SO4).5H2O was added at 150 g/t as the mineral activator, and MIBC was used as the frothing agent at 23 g/t. Resulting, rougher flotation concentrate samples were subjected to intensive leach or assayed directly for metallurgical balance as required.

10.1.9	Cyanide Leaching Test Work

As an alternative process to flotation, bottle roll cyanide leaching was carried out on ground whole-ore samples and gravity-scalped tailings.

The baseline leach tests were initially performed on LG and HG composites at 40 wt.% solids in 1 g/L NaCN for 72 hours. Both standard leach and CIL procedures were tested at a target P80 of 75 µm grind. Two finer P80 sizes, targeting 53 and 38 µm, were further tested on LG and HG composites to evaluate the effect of grind size on gold extraction. Based on the leaching kinetics from the baseline leach tests, the leach residence time was reduced from 72 hours to 48 hours.

The leach process was further optimized on whole-ore master composite and gravity tailings by shortening leach residence to 48 hours, testing higher pulp pH’s, with lead nitrate addition in the mill and with air/oxygen injection. All leach test conditions are presented in Table 10-2.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 10-2: Cyanide leach conditions

Sample ID	Test no.	Grind P80 (µm)	Residence time (hr)	Pb(NO3)2 in mill (g/t)	Pulp density (%)	pH	Aeration with O2: dO2 (ppm)	NaCN g/L
Half Core	C-1	74	72	n/a	40	10.5-11.0	n/a	1.0
High Grade	C-3	56	48	n/a	40	10.5-11.0	n/a	1.0
(HG comp.)	C-4	39	48	n/a	40	10.5-11.0	n/a	1.0
	CIL-1	80	72	n/a	40	10.5-11.0	n/a	1.0
Half Core	C-2	80	72	n/a	40	10.5-11.0	n/a	1.0
Low Grade	C-5	57	48	n/a	40	10.5-11.0	n/a	1.0
(LG comp.)	C-6	42	48	n/a	40	10.5-11.0	n/a	1.0
	CIL-2	78	72	n/a	40	10.5-11.0	n/a	1.0
Master	C7	74	48	150	40	10.5-11.0	25-30	1.0
composite	C8	53	48	150	40	10.5-11.0	25-30	1.0
	C9	37	48	150	40	10.5-11.0	25-30	1.0
	C10	37	48	150	40	12.3-12.4	15-20	2.0
EGRG Tailings	CEGRG-T1	77	48	n/a	40	10.5-11.0	With Air	1.0
from Master composite	CEGRG-T2	77	48	n/a	40	10.5-11.0	20-25	1.0

Before adding sodium cyanide, the alkalinity was adjusted with hydrated lime to target pH. The pH and cyanide levels were maintained throughout the entire test. Intermediate solution samples were taken at 2, 6, 24, 30, 48, 54, and 72 hours and assayed for leach kinetics. The leach tests were terminated after 48 or 72 hours with filtration of leachate solution. The solid residues were displacement-washed with a cyanide solution, followed by two hot water rinses. All test products, including solution and the final residue, were analyzed for gold content for metallurgical balance.

In addition to the standard leach, an intensive leach procedure was tested on flotation and gravity concentrate with/without regrinding. The intensive leach tests were carried out for 24 hours at a 13-25% pulp density in 20 g/L NaCN solution with LeachAid addition. Timed solution samples were removed at 2, 4, 7, and 24 hours and assayed for leach kinetics.

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.10	Metallurgical Test Work Results

Various aspects of the metallurgical program are presented and discussed in the following sections.

10.1.11	Head sample characterization

The average gold grade obtained from the fire assay was 0.636 and 0.504 g/t for HG and LG composites, respectively, as shown in Table 10-3. The individual gold assays on various splits taken from the same test composite varied slightly from 0.399 to 0.544 g/t for LG composite and from 0.556 to 0.728 g/t for HG composite, indicating the presence of coarse gold but not in a significant amount. Silver contents in the test composites were 1 ppm. Sulfur contents were approximately 0.12% and mainly presented as sulfide sulfur. In general, carbon content was <0.15%, and organic carbon was below the assay detection limit of 0.02%, indicating that preg-robbing might not be anticipated to occur during cyanidation.

Table 10-3: Head assay results

Analyte	Unit	LG composite	HG composite	LDL	Method
Au	g/t	0.544	0.623	0.005	FA
Au	g/t	0.500	0.728	0.005	FA
Au	g/t	0.493	0.556	0.005	FA
Au	g/t	0.590	-	0.005	FA
Au	g/t	0.399	-	0.005	FA
Au	g/t	0.500	-	0.005	FA
Au average	g/t	0.504	0.636
Ag	g/t	1	1	1	MA401
TOT/C	%	0.12	0.14	0.02	TC000
C/ORG	%	<0.02	<0.02	0.02	TC005
C/GRA	%	<0.02	<0.02	0.02	TC005
CO2%		0.45	0.51	0.08	TC006
TOT/S	%	0.12	0.13	0.02	TC000
S/S-%		<0.05	0.09	0.05	TC008
SO4%		0.22	0.14	0.05	TC008
Te	ppm	<1.5	<1.5	1.5	MA270

Estelle Gold Project Initial Assessment - May 30th, 2023

The poor gold deportment on the +200-mesh fraction from metallic screen analysis and the similar gold grades in the +200-mesh fraction and -200 mesh fraction further confirmed this finding. Table 10-4 shows the summary of the analysis.

Table 10-4: Metallics screen analysis

	Screen	Weight	Au	Distribution (%)
Sample ID	Tyler mesh	(g)	(g/t)	Au	Wt.
Master	+200	29.7	0.810	4.8	3.0
composite	-200	969.8	0.514	100.0	97.0
Calculated head	Total	999.5	0.522	104.8	100.0
Measured head			0.570

10.1.12	Ore Sorting Test Results

The sorting tests were conducted using a four-stage XRT sorting process at different scanner settings. Rock samples with a total mass of 588 kg with particle sizes ranging from 10 to 80 mm (~ ½ to 3 inches) were sorted at TOMRA in April 2021. 20% of the mill feed was assumed to be fines by-pass (- 10 mm) containing 25% gold.

XRT conditions in the first stage were set up to be highly selective to produce the highest-grade concentrate with the least mass pull. Gold, Arsenic, and Tellurium results from the four-stage XRT sorting test are summarized in Table 10-5. The sorter results indicated that up to 82% of the gold could be recovered at 25.7% sorter accept at a cumulative gold grade of 2.13 ppm, whereas 74.3% of the material was rejected as waste.

Table 10-5: Four stage XRT sorting results

		Gold		Arsenic		Tellurium
Sorted fraction	Cum. weight (%)	Cum. rec. (%)	Cum. grade (%)	Cum. rec. (%)	Cum. grade (ppm)	Cum. rec. (%)	Cum. grade (ppm)
Stage 1 product	4.0	36	6.06	37	8890	42	5.60
Stage 2 product	14.6	74	3.42	60	3938	74	2.70
Stage 3 product	25.7	82	2.13	69	2583	83	1.70
Stage 4 product	46.5	90	1.30	80	1665	90	1.03
Stage 4 waste	100	100	0.67	100	967	100	0.53

It is critical to consider the generated fines during circuit design as they represent a significant portion of the gold at the mineral sorting stage. The results obtained from the sorting test work might require further refinement and validation to match the mine head grade if the cut-off gold grade is altered.

10.1.13	Comminution Test Results

Standard Bond comminution tests were conducted on the HG and LG test composites to determine abrasion index (Ai) for grinding mill consumables calculations, as well as Bond ball mill work index (BBWi) and Bond rod mill work index (BRWi) for grinding specific energy calculations. Both composites were moderately abrasive with an average of 0.4003. BBWi tests were conducted at a closing screen sizing of 106 µm and indicated a medium-hard material. The test work results are summarized in Table 10-6. No significant difference was observed between the hardness of the two composites.

Table 10-6: Comminution test results

Composite id	Ai (Abrasion index)	BRWi (kWh/tonne)	BBWi (kWh/tonne)
HG composite	0.4017	12.2	14.6
LG composite	0.3990	12.1	14.8
Average	0.4003	12.2	14.7

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.14	Gravity Concentration Test Results

Gravity concentration tests were conducted on the HG, LG, and master composite samples to determine their amenability to gravity gold separation. The HG and LG composite samples were ground to a target P80 of 105 µm while the target P80 of the master composite was 75 µm for the GAT test and 1072 to 77 µm for the EGRG tests.

The scoping gravity tests and the EGRG test achieved encouraging results. However, metallics analysis at the 200-mesh screen showed poor gold deportment on the + 200 mesh fraction, and the gold grade in the + 200 mesh fraction not much higher than the - 200 mesh fraction provided conflicting information.

In addition, no coarse gold particles were observed in the Knelson gravity cleaner concentrate under the microscope. Instead, the Knelson concentrate appeared to be high-grade fine gold particles carried in sulfide minerals instead of coarse gold particles, resulting in poor GRG recovery in the plant. This observation agrees with the QEMSCAN findings discussed in Section 10.1.17, that the sulfide contents increased from around 0.5% to 20.2%, and most of the gold in the Master composite was associated with sulfides. As a result, FLSmidth/Knelson advised dropping the gravity concentration from the process flow circuit. Results from the gravity tests are summarized in Table 10-7.

Table 10-7: Summary of gravity concentration test results

		Test charge	Measured head grade	Calculated head grade	P80 size	Gravity rougher concentrate
Composite ID	Test no.	kg	g/t Au	g/t Au	µm	Mass (%)	Grade (g/t Au)	Recovery Au (%)
LG composite	G1	2	0.504	0.388	105	3.0	9.3	71.0
	G4	2	0.504	0.437	200	3.5	9.9	78.8
HG composite	G2	2	0.636	0.660	105	3.2	14.4	70.5
	G3	2	0.636	0.582	200	3.2	13.8	76.7
Master composite	G5	34	0.558	0.557	75	0.5	68.9	61.3
	EGRG-1	20	0.570	0.647	1072, 263, 77	1.2	38.7	73.8
	GAT-1	4	0.570	0.523	75	1.5	20.8	58.4

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.15	Flotation Test Results

Based on the mineralogical observation that most of the gold in the Master composite is associated with sulfide minerals, flotation was selected as a process alternative. Scoping sulfide flotation with or without gravity pre-concentration was tested on the Master composite at a target grind P80 of 75 µm. The responses of the test samples to the flotation process are summarized in Table 10-8.

Results showed that the test samples responded well to bulk sulfide flotation with or without gravity pre-concentration. Flotation of ground whole-ore could recover 95.4% gold into a sulfide concentrate representing 5.1% feed mass, grading ~8 g/t Au, resulting in 0.02 g/t Au and <0.02% S flotation tailings for disposal. Flotation of gravity scalped tails could recover over 92% of fine gold left in gravity tailings.

Table 10-8: Summary of flotation tests at P80 of 75 µm

		Product grade (g/t Au)			Gold recovery
Test no.	Sample	Feed	Flotation concentrate	Rougher tails	Mass (%)	Flotation concentrate (Au %)
F1	Whole-ore Master comp. (Rougher 1-3)	0.45	8.36	0.03	5.1	95.4
F2	EGRG tailings from Master comp.	0.12	1.29	0.01	8.90	92.0
F3	G5 tailings from Master comp.	0.22	2.72	0.02	7.40	92.3

As demonstrated in

Figure 10-2, gold in gravity tailings floated rapidly, and gold and sulfur floated simultaneously. Most of the gold remaining in the gravity tails reported to the first rougher concentrate. It is anticipated that the whole-ore sample would have similar flotation kinetics.

Figure 10-2: Floatation kinetics

Further flotation study on the Master composite should be conducted to optimize the process, including optimal primary grind size, reagent type, dosages, and regrind size.

Estelle Gold Project Initial Assessment - May 30th, 2023

10.1.16	Cyanide Leaching Test Results

As an alternative process to flotation, cyanidation of ground whole-ore and concentrate generated from gravity and flotation processes were tested. As the primary process variables, various grind sizes, cyanide strength, pulp pH, residence time, d.O2 level, and lead nitrate addition were evaluated. In addition, Carbon-In-Leach (CIL) procedure was also tested.

Whole-Ore Cyanidation

Three different grind sizes ranging from 75 µm to 38 µm were tested on LG and HG composites and the master composite to evaluate the effect of grind size on gold recovery. The test conditions and results are summarized in Table 10-9 while gold leach kinetics and gold recoveries achieved at different grind sizes are plotted in Figure 10-3 and Figure 10-4, respectively.

Results showed that the test samples were sensitive to grind sizes in the range of P80 of 75 to 37µm. In size range tested, finer grind benefited gold recovery but not significantly. Gold extraction from the baseline test conditions ranged from 68.6% to 78.8% on the LG composite and from 76.4% to 79.6% on the HG composite. Gold extraction improved to 71-73% on the master composite following aggressive leach conditions of 150 g/t lead nitrate in the mill and with d.O2 maintained at 25-30 ppm with oxygen injection.

It was observed that at a 37 µm grind size, increasing pulp pH from 10.5 to 12.3 and NaCN concentration from 1 to 2 g/L resulted in a 5% increase in gold extraction and a significant drop in cyanide consumption. Residual gold concentration varied from 0.120 to 0.227 g/t Au. In size range tested, finer grinds resulted in higher gold recovery and lower residual gold grades. Cyanide consumption from the grind-recovery tests averaged 1.18 kg/t at a NaCN concentration of 1.0 g/L and a pulp pH of 10.5-11. Less than 0.4 kg/t hydrated lime was required to maintain a slurry pH >10.5 in the leach circuit.

The CIL leach procedure (tests CIL1 and 2) at a target P80 grind of 75 µm demonstrated that CIL did not benefit gold recovery.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 10-9: Summary of whole-ore cyanidation test results

	Test	Grind P80	Residence	Pb(NO3)2 in mill	Pulp density		Aeration with O2:	NaCN	Measured head	Calculated head	Recovery	Residue	Consumption (kg/t)
Sample ID	no.	(µm)	Time (hr)	(g/t)	(%)	pH	dO2 (ppm)	g/L	Au (g/t)	Au (g/t)	Au (%)	Au (g/t)	NaCN	Lime
HG composite	C-1	74	72	n/a	40	10.5-11.0	n/a	1.0	0.636	0.619	68.6	0.195	1.27	0.36
	C-3	56	48	n/a	40	10.5-11.0	n/a	1.0	0.636	0.648	73.1	0.175	0.98	0.30
	C-4	39	48	n/a	40	10.5-11.0	n/a	1.0	0.636	0.810	78.8	0.172	1.04	0.28
	CIL-1	80	72	n/a	40	10.5-11.0	n/a	1.0	0.636	0.499	61.7	0.191	1.57	0.34
LG composite	C-2	80	72	n/a	40	10.5-11.0	n/a	1.0	0.504	0.491	76.4	0.116	1.26	0.38
	C-5	57	48	n/a	40	10.5-11.0	n/a	1.0	0.504	0.482	79.6	0.099	1.00	0.28
	C-6	42	48	n/a	40	10.5-11.0	n/a	1.0	0.504	0.465	78.9	0.098	1.01	0.26
	CIL-2	78	72	n/a	40	10.5-11.0	n/a	1.0	0.504	0.360	63.1	0.133	1.50	0.38
Master composite	C7	74	48	150	40	10.5-11.0	25-30	1.0	0.570	0.783	71.0	0.227	1.14	0.26
	C8	53	48	150	40	10.5-11.0	25-30	1.0	0.570	0.617	72.9	0.167	1.10	0.26
	C9	37	48	150	40	10.5-11.0	25-30	1.0	0.570	0.592	73.2	0.159	1.11	0.36
	C10	37	48	150	40	12.3-12.4	15-20	2.0	0.570	0.542	77.9	0.120	0.47	3.40

Estelle Gold Project Initial Assessment - May 30th, 2023

Gold Leach Kinetics - LG Comp.
Extractions, %
Leach time, hours
C2 at P80 80 microns
C5 at P80 57 microns
C6 at P80 42 microns

Gold Leach Kinetics - HG Comp.
Extractions, %
Leach time, hours
C1 at P80 74 microns
C3 at P80 56 microns
C4 at P80 39 microns

Gold Leach Kinetics Master Comp.
Extractions, %
Leach time, hours
C7 at P80 74 microns
C8 at P80 53 microns
C9 at P80 37 microns
C10 at P80 37 microns

Figure 10-3: Gold extraction kinetics at various grind sizes

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 10-4: Gold recovery and residual grade at various grind size

Gravity Tailings Leach Test

Two leach tests were conducted on the EGRG gravity tailings. Test conditions and results are summarized in Table 10-10, and leach kinetics are presented in Figure 10-5.

Table 10-10: Leach results on gravity tailings

		P80	Pulp density			NaCN	Meas. head Au	Calc. head Au	Recovery	Residue	Consumption (kg/t)
Sample id	Test no.	(µm)	(%)	pH	Aeration	(g/L)	(g/t)	(g/t)	Au (%)	Au (g/t)	NaCN	Lime
EGRG tailings from Master composite	CEGRG-T1	77	40	10.5-11.0	Air	1.0	0.150	0.149	79.9	0.030	1.00	0.20
	CEGRG-T2	77	40	10.5-11.0	O2	1.0	0.150	0.151	80.1	0.030	1.02	0.20

Figure 10-5: Leach kinetics for gravity tailings

As noted in Table 10-10, similar gold recovery of ~80% was achieved with aeration and oxygen injection. Leach kinetics, as shown in Figure 10-5, indicated that gold leached rapidly in the first 2 hours and then slowed down afterward. Oxygen benefited the initial gold dissolution.

Estelle Gold Project Initial Assessment - May 30th, 2023

Concentrate Intensive Leach

Intensive cyanide leach evaluation was carried out on flotation and gravity concentrate samples generated from the master composites. The intensive leach test conditions and results are summarized in Table 10-11, and leach kinetics are plotted in Figure 10-6.

Table 10-11: Intensive leach test results on concentrates

			P80	Pulp density		NaCN	Leach	Calculated headAu	Recovery	Residue	Consumption(kg/t)
Sample id	Test no.	Regrinding	(µm)	(%)	pH	(g/L)	aid(g)	(g/t)	Au (%)	Au (g/t)	NaCN	Lime
F1 Ro concentrate (1-3) from whole-ore master comp.	CF1	Yes	22	14	>11	20.0	1.0	8.36	92.5	0.628	44.85	0.44
F2 Ro concentrate from EGRG tailings	CF-2	Yes	23	13	>11	20.0	1.0	2.45	93.3	0.164	41.54	0.46
G5 Gravity concentrate from whole-ore master comp.	CG5 concentrate	n/a	~80	25	>11	20.0	1.0	68.93	68.5	21.7	25.18	0.18

These tests demonstrated that gravity concentrate responded to the cyanidation process similar to that of whole-ore at a similar grind of 75 µm. The lower intensive leach recovery from gravity concentrates further supported the fact that the EGRG results are void in using them to predict gravity recovery. Thus, gravity concentration was dropped off from the process flowsheet.

Regrinding of flotation concentrate before cyanidation improved both gold recovery and leach kinetics significantly. Gold recovery of ~93% can be expected by intensive leach of P80 22-23 µm reground flotation concentrate. The unoptimized cyanide leach reagent consumptions were 43.19 kg/t of concentrate tonnage, equating to 2.07 kg/t mill feed. The cyanide consumption averaged 43.19 kg/t flotation rougher concentrate is high but is unoptimized, and the intensive leach tailings could be thickened or filtered and re-utilize the thickener overflow and/or the filtrate free cyanide bearing water back in the process, but this will need more testing and engineering in subsequent phases of work.

Estelle Gold Project Initial Assessment - May 30th, 2023

Leach kinetics demonstrated that cyanide soluble gold leached rapidly in the first 4 hours. Overall, gold recovery of over 88% Au can be expected from the combined flotation & cyanidation process at a float grind P80 of 75 µm and leach grind of 22 µm. Optimum grind/regrind will ultimately be determined by economics, including grinding costs, expected metal prices, and other engineering factors.

Figure 10-6: Concentrate Leach Kinetics

10.1.17	Mineralogical Examination

The master composite, leach tailings generated from standard leach of HG composite, and tailings from intensive leach of gravity concentrate produced from the Master Composite were examined for QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron) Bulk Mineral Analysis (BMA) to identify and quantify the mineralogical characteristics of the test samples. In addition, a QEMSCAN Trace Mineral Search (TMS) protocol was also performed on Master composite and leach tailings of HG composite to assess their gold deportment mineralogy. The present gold-bearing minerals, the gold deportment by gold-bearing minerals, and the grain sizes of the gold minerals, and the gold liberation and associations with sulfide and non-sulfide minerals were of particular interest.

Polished block sections were prepared from P80 of 75 µm ground Master composite and as-produced leach tailings and were systematically scanned using QEMSCAN/MLA. The main mineralogical findings are discussed in Table 10-12.

As shown in Table 10-12, the total sulfide minerals accounted for 0.47% of the Master composite and 0.66% of the HG leach tailings. The sulfide minerals content increased to 20.2% in the leach tailings of the gravity rougher concentrate. The dominant sulfide species in the test samples were arsenopyrite and pyrite. The non-sulfide gangue minerals of the test samples were predominantly comprised of different types of silicates with small to trace amounts of iron oxides, barite, and rutile/anatase.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 10-12: Main mineral composition

Minerals	Mineral Compositions (wt %)
	Master composite 75 µm P80	HG Composite leach tailings	CG5 gravity concentrate leach residue
Chalcopyrite	0.05	0.06	0.97
Galena/FeNi(Co)- sulpharsenide	<0.01	<0.01	0.06
Sphalerite	0.01	0.01	0.03
Pyrite	011	0.07	2.06
Arsenopyrite	0.31	0.53	17.09
Total sulphide minerals	0.47	0.66	20.21
Lollongite	0.03	0.04	1.30
Iron metal	0.35	0.55	1.99
Goethite/Ilmenite	0.09	0.06	0.36
Quartz	26.58	27.83	23.65
Plagioclase Feldspar	36.62	32.71	27.86
K-Feldspar	20.72	20.64	13.43
Biotite/Phlogopite	7.93	7.36	2.56
Muscovite	1.78	3.63	0.91
Chlorite	3.25	3.52	1.78
Calcite	0.76	1.11	0.55
Amphibole	0.73	1.12	1.27
Apatite	0.37	0.41	1.63
Sphene/Rutile/Anatase	0.18	0.21	0.44
Zircon	0.02	0.06	1.58
Others	0.13	0.08	0.49
Total non-sulphide minerals	99.52	99.34	79.79
Total	100.00	100.00	100.00

Note:

1.	Chalcopyrite includes trace amounts of Acanthite/Argentite
2.	Calcite includes trace amounts of Ankerite, Dolomite, and Fluorite
3.	Others include trace amounts of Barite, Ca-Sulphate, Corundum.

Estelle Gold Project Initial Assessment - May 30th, 2023

Gold deportment studies showed that almost all the observed gold was present as native gold and electrum in both Master composite and HG leach tailings.

The gold in the Master composite and HG leach tailings was fine-grained. Gold grain sizes in the Master composite ranged from 0.5 to 5 µm, and more than 99% of the gold-sized finer than 5 µm. The residual gold in the HG leached tailings also sized finer than 5 µm, and nearly 95% of the gold in the HG leach tailings was finer than 2 µm. However, nearly half of the tailing gold was distributed in particle sizes of greater than 30 µm.

At a grind size of P80 75 µm, the gold liberation in the Master composite was estimated at 6.5%. The unliberated gold was dominantly associated with arsenopyrite, indicating that sulfide flotation should be considered the preferred process option.

10.2	RPM Mineral Processing and Metallurgical Testing

An initial metallurgical test program for the RPM deposits was conducted to support the study. A composite sample representing the average grade of RPM from split core samples. The scope of this test program included sample classification and sulphide flotation. Additional test work was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada for Bond comminution and leach process.

10.2.1	RPM Comminution Test Results

Standard Bond comminution tests were conducted to determine abrasion index (Ai) for grinding mill consumables calculations, as well as Bond ball mill work index (BBWi) and Bond rod mill work index (BRWi). The results are shown in Table 10-13.

Table 10-13: RPM comminution test work results

	Value	Unit
Abrasion Index	0.272	-
Bond Rod Mill Work Index	16.4	kWh/tonne
Bond Ball Mill Work Index	12.7	kWh/tonne

10.2.2	RPM Gravity Concentration Test Results

Sample ground to target P80 size of 75microns in a Lab Rod Mill. The ground sample was processed using a Knelson concentrator at ~20% solids, 1psi, 120G. The collected Knelson concentrate was upgraded by hand panning. The pan concentrate, pan tails and Knelson tails were assayed. The results are shown in Table 10-14.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 10-14: RPM gravity concentration test results

Products	Weight		Assay		% Distribution
	g	%	Au, g/t	Ag, g/t	Au	Ag
Pan Concentrate	1.653	0.1	437.58	25	32.8	1.0
Pan Tail	53.9	2.7	6.84	5	16.7	6.4
Gravity Rougher Concentrate	55.5	2.8	19.66	6	49.5	7.4
Gravity Rougher Tail	1936.2	97.2	0.575	2	50.5	92.6
Total	1991.7	100.0	1.11	2	100.0	100.0
Measured			1.33	2

10.2.3	RPM Flotation Test Results

Scoping sulfide flotation without gravity pre-concentration was tested on the composite at a range of target grind P80 from 60 to 150 um. The responses of the test samples to the flotation process are summarized in Table 10-15.

Results showed that the test samples responded well to bulk sulfide flotation. Flotation of ground whole-ore could recover 92.3% gold into a sulfide concentrate representing 15.2% feed mass, grading ~8 g/t Au, resulting in 0.12 g/t Au flotation tailings. Figures 10-7 and 10-8 show an increase in recovery with a finer grind size, and increased residence time.

Table 10-15: Summary of flotation tests at RPM at different particle sizes

		Actual	Gold Grade, g/t Au				Gold Recovery, %		Mass Pull
Test No	Target P80 Size (mm)	P80 Size (mm)	Calculated Head	Ro Conc. 1	Total Conc.	Tails	Ro Conc. 1	Total Conc.	%
F1	150	186	1.22	29.09	8.87	0.24	65.3	82.9	11.4
F2	105	100	1.18	28.65	8.90	0.17	75.1	86.9	11.5
F3A	75	72	1.19	20.41	7.15	0.12	82.6	91.5	15.2
F3B	75	72	1.12	22.60	6.91	0.13	81.7	90.3	14.6
F4	60	60	1.31	28.19	8.03	0.12	83.8	92.3	15.1

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 10-7: Gold flotation kinetics

Figure 10-8: Gold flotation recovery vs particle size

Additionally, a 72-hour cyanide leaching test to recover gold and silver on average grade composite at a target grind size P80-75 microns was conducted. The sample was repulped to 40% solids, and during the test the concentration of NaCN was maintained at 1.0g/L and the pH was maintained at 10.5-11.0 using hydrated lime. The sample was sampled at 2, 4, 7, 24, 30, 48, 54 and 72 hours at which point the test was ended. Solution and solids were assayed for Au, Ag content. The results are shown in Table 10-16.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 10-16: Cyanide leach results at P80 target of ~75um

A follow-up test of an average grade composite where the cyanide concentration was increased to 20g/L, and a finer grind to a P80 of ~15um, significantly improved the recovery. The results are shown in Table 10-17.

Table 10-17: Cyanide leach results at P80 target of ~15um

Leach Test	Regrind P80	NaCN	Consumption (kg/t)		Residue	Recovery
No.	µm	g/L	NaCN	NaOH	Au (g/t)	Au (%)
BCF3	16	20.0	17.87	1.00	0.32	96.2

11.	Global Mineral Resource Estimates (Includes all resources, Reasonable Prospects For Eventual Economic Extraction (RPEEE) and Initial Assessment (IA) in pit resource)

11.1 General

Extensive diamond and RC drilling programs have been undertaken to test the extent of all deposits and infill, in support of a Mineral Resource Estimate of 9.9 Moz across the Estelle Gold Project, as released to the market on 11 April 2023. This Mineral Resource contains a proportion of Measured and Indicated classified material to support future studies and an eventual Ore Reserve. Future targeted drilling programs are planned to upgrade both the size and confidence of the resource estimate. There have been no changes since the date of this MRE.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 11-1: Global Mineral Resource Statement, Estelle Gold Project – April 2023

Notes:

●	The above data has been rounded to the nearest 100,000 tonnes, 0.1g/t gold grade and 1,000 ounces. Errors of summation may occur due to rounding.
●	MRE are estimated using cut-off grades at Korbel 0.15g/t and RPM 0.20g/t Au.

Resources were estimated for the Korbel Main, Cathedral and RPM North and South deposits by Multiple Indicator Kriging with block support correction to reflect open pit mining selectivity, a method that has been demonstrated to provide reliable estimates of resources recoverable by open pit mining for a wide range of mineralisation styles.

The estimates are based on information from RC and diamond drilling data supplied by Nova in February and March 2023 and are reported below a triangulation representing natural surface provided by Nova. Nova specified that Matrix were not required to review the reliability of the supplied information or consider the potential for economic extraction of the estimates, with Nova nominating Competent Persons to take responsibility for these aspects of the estimates. With the exception of modifying comparatively few erratic down-hole survey entries and some adjustments to give drill hole collars more consistent with the supplied topographic triangulation, Matrix used the sampling data on an as-supplied basis.

Micromine software was used for data compilation, domain wire framing and coding of composite values and GS3M was used for resource estimation. The resulting estimates were imported into Micromine for resource reporting. The estimation methodology is appropriate for the mineralisation style.

The MIK modelling is based on 3.048 metre (10 foot) down-hole composited gold grades from RC and diamond drilling. The selected composite length represents the dominant sample length. Modelling of each deposit area incorporated a generally low gold grade background domain and between one and three mineralised domains interpreted by Matrix which capture composites with gold grades of generally greater than 0.1 g/t and delineate zones within which the tenor and spatial trends of mineralisation are similar.

Estelle Gold Project Initial Assessment - May 30th, 2023

For each deposit, grade continuity was characterised by indicator variograms modelled at 14 indicator thresholds. For determination of variance adjustment factors a variogram was modelled from composite gold grades. The modelled variograms are consistent with geological interpretations and trends shown by composite gold grades.

Class grades used for MIK modelling were derived from class mean grades with the exception of upper bin grades which were generally derived from the class median, class mean excluding a small number of outlier composites or rarely the bin threshold grade.

For each deposit area, the MIK modelling utilised between and three and six progressively relaxed search passes which were selected on the basis of the drill hole spacing and mineralisation trends to inform a reasonably large proportion the mineralised domains while allowing blocks to be estimated by reasonably close data where possible.

The estimates include a variance adjustment to give estimates of recoverable resources above gold cut-off grades for comparatively large-scale open pit mining with selectivity of around 10 by 10 by 5 metres for Korbel and Cathedral and around 5 by 10 by 5 metres for the RPM North and South deposits. The Mineral Resource estimates can be reasonably expected to provide appropriately reliable estimates of potential mining outcomes at the assumed selectivity without application of additional mining dilution or mining recovery factors.

11.2 Korbel Main Modelling

Modelling of the Korbel Main deposit includes a main, northwest trending, sub-vertical mineralised domain and two subsidiary mineralised domains designated as Block C and Block D respectively (Figure 11-1). The Main zone domain trends northwest over around 2.6 kilometres with an average width of around 370 metres. The Block C and D domains have extents of around 140 by 180 and 400 by 370 metres respectively. The modelling also included a surface representing the base of unmineralized overburden interpreted from drill hole geological logging which averages around 7 meters thick.

The estimation dataset comprises 20,126 composites with gold grades ranging from 0.001 g/t to 14.1 g/t and averaging 0.19 g/t.

The block model, which is rotated 40o from north south, aligning model axes with the mineralised trends and drill traverses, comprises panels with dimensions of 50 by 50 by 10 metres One set of indicator variograms modelled from the main domain composites was used for the modelling.

Estimates for mineralisation tested by drilling spaced at around 100 metres, including more some more broadly sampled areas to give a consistent distribution are classified as Indicated. Estimates for more broadly sampled mineralization, extrapolated up to around 120 meters from general drilling areas are classified as Inferred. The estimates extend to around 820 meters depth with around 80% from depths of less than 500 meters.

Estelle Gold Project Initial Assessment - May 30th, 2023

6876000mN
Block D
Block C
Section Line
6875000mN
6874000mN
Main Domain
504000mE
505000mE
506000mE

Figure 11-1: Plan view map of drillhole traces and modelling domains with Indicated (blue) and Inferred (green) Resource Estimate block model of the Korbel Main gold deposit

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-3: Type Section on 1900 line (See Figure 11-1) showing drillholes (grade) and resource block model (grade, category) at Korbel Main.

Table 11-2: Korbel Main Mineral Resource Estimate at various cutoff grades

	Measured			Indicated			Inferred			Total
Cut-off Au g/t	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
0.10				430	0.25	3.46	790	0.19	4.83	1,220	0.21	8.3
0.15				320	0.30	3.09	480	0.23	3.55	800	0.26	6.6
0.20				230	0.34	2.51	250	0.28	2.25	480	0.31	4.8
0.30				110	0.43	1.52	66	0.40	0.85	176	0.42	2.4
0.40				53	0.54	0.92	23	0.53	0.39	76	0.54	1.3
0.50				26	0.64	0.53	11	0.62	0.22	37	0.63	0.75

Estelle Gold Project Initial Assessment - May 30th, 2023

11.3 Cathedral Modelling – Cathedral Resource Not Included in this Report

Modelling of the deposit utilised two steeply west dipping mineralised domains designated as the West and East Domains respectively. The West Domain, which contributes the majority of estimated resources is interpreted over around 780 metres of strike with an average horizontal width of around 340 metres. The East domain, which captures comparatively low average drill hole gold grades trends over around 420 metres of strike with an average width of around 110 metres.

The block model used for MIK modelling comprises 50 by 100 by 40 metre panels. The estimation dataset comprises 1,345 composites with gold grades ranging from 0.00 to 2.72 g/t and averaging 0.21 g/t.

Cathedral drilling includes too few regularly gridded drill holes for reliable variogram modelling and variogram models used for MIK modelling were derived from those used for the Korbel estimates rotated to reflect interpreted Cathedral mineralization trends.

The estimates include a bulk density of 2.65 t/bcm, which is consistent with the density applied to estimates for the Korbel deposit.

All estimates for Cathedral are classified as Inferred reflecting the comparatively broad and irregularly spaced drilling. The estimates are reported below the supplied topographic wireframe and are extrapolated to generally around 120 metres along strike and below drill holes. Estimated panels extend above drill holes to surface, on the basis of rock chips and geological observations of surface exposures reported by Nova, both of which show mineralisation at surface. The estimates extend from surface to around 500 metres depth with around 90% from depths of less than 380 metres.

Estelle Gold Project Initial Assessment - May 30th, 2023

6875000mN
East Domain
6874500mN
6874000mN
West Domain
6873500mN
503500mE
504000mE
504500mE

Figure 11-4: Plan view map of drillhole traces and modelling domains with Inferred (green) Resource Estimate block model of the Cathedral deposit.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-5: Type Section 6873590mN showing drillholes (grade) and resource block model (grade, category) at Cathedral.

Table 11-3: Cathedral Mineral Resource Estimate at various cutoff grades

	Measured			Indicated			Inferred			Total
Cut-off Au g/t	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
0.10							310	0.23	2.29	310	0.23	2.3
0.15							240	0.26	2.01	240	0.26	2.0
0.20							160	0.30	1.54	160	0.30	1.5
0.30							60	0.39	0.75	60	0.39	0.75
0.40							23	0.46	0.34	23	0.46	0.34
0.50							3	0.56	0.05	3	0.56	0.05

Estelle Gold Project Initial Assessment - May 30th, 2023

11.4	RPM North Modelling

RPM North modelling utilized three, subvertical east-west trending mineralised domains (Figure 11-6) comprising a subsidiary southern domain of comparatively lower gold grades, and a northern domain with an internal core of notably higher composite gold grades.

The northern zone is interpreted over around 550 metres of strike with an average width of around 75 metres, encompassing the high-grade core domain which comprises an ovoid shaped zone around 130 by 60 metres in plan extending to around 250 metres depth. The southern domain trends over around 600 metres of strike averaging approximately 120 meters thick.

The available drilling comprises 30 fan holes from three drill pads, including 21 from the eastern most pad, giving locally closely spaced drilling within the high-grade core domain. The drilling provides an estimation dataset of 3,336 composites with gold grades ranging from 0.0004 to 79.15 g/t and averaging 0.82 g/t.

One set of indicator variograms modelled from the combined northern domain composites was used for the modelling. The block model comprises 20 by 20 by 10 metre panels reflecting the drill spacing for closely drilled portions of the deposit.

The estimates include a bulk density of 2.65 t/bcm, which is consistent with the density applied to estimates for the Korbel deposit.

Estimates for the RPM North deposit area classified as Measured, Indicated and Inferred utilising a set of plan-view polygons outlining areas of relatively consistent drill spacing. These polygons classify estimates tested by drilling spaced to around 25 metres and 50 metres respectively as Measured and Indicated, and estimates for more broadly sampled mineralisation extrapolated to around 120 metres from drilling as Inferred.

Model estimates extend to around 360 metres depth with around 90% from vertical depths of less than 280 metres.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-6: Plan view map of drillhole traces and modelling domains with Measured (red), Indicated (blue), and Inferred (green) Resource Estimate block model of the RPM North deposit.

Estelle Gold Project Initial Assessment - May 30th, 2023

1600 mRl
1400 mRl
6848800 mN
Au g/t
0.00 to 0.05
0.05 to 0.10
0.10 to 0.20
0.20 to 0.30
0.30 to 0.50
> 0.50
Resource category
Measured
Indicated
Inferred

Figure 11-7 Type Section 501950mE showing drillholes (grade) and resource block model (grade, category) at RPM North

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 11-4: RPM North Mineral Resource Estimate at various cutoff grades

	Measured			Indicated			Inferred			Total
Cut-off Au g/t	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
0.10	1.6	3.66	0.19	5.8	0.93	0.17	38	0.44	2.29	45	0.62	0.90
0.20	1.4	4.12	0.18	3.3	1.51	0.16	26	0.58	0.48	31	0.83	0.82
0.30	1.3	4.37	0.18	2.1	2.29	0.16	18	0.72	1.54	21	1.09	0.76
0.40	1.3	4.57	0.18	1.8	2.65	0.15	15	0.82	0.75	18	1.27	0.72
0.50	1.2	4.82	0.18	1.7	2.72	0.15	12	0.91	0.05	15	1.44	0.67

11.5	RPM South Modelling

Modelling of the RPM South deposit utilized a steeply southerly dipping mineralised domain interpreted over around 360 metres of strike with an average width of around 170 metres. The available drilling which comprises eight fan holes from a single drill pad provides 870 composites with gold grades ranging from 0.003 to 6.26 g/t and averaging 0.40 g/t. There is too few data for reliable variogram modelling and variograms modelled for RPM North were used for the RPM South estimation.

The MIK modelling utilized 60 by 30 by 15 metre panels and four progressively relaxed search passes. The estimates include a bulk density of 2.65 t/bcm, which is consistent with the density applied to estimates for the Korbel deposit.

All estimates for RPM South are classified as Inferred reflecting the comparatively broad and irregularly spaced drilling. The estimates are reported below the supplied topographic wire-frame and are extrapolated to generally around 120 from drilling. The mineralisation cross cuts a prominent northerly trending ridge, and outcrops at between 1,775 mRL on the western flank of the ridge to around 1,960 mRL around the ridge crest. Model estimates extend to around 400 metres depth with around 90% from depths of less than 250 meters.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-8: Plan view map of drillhole traces and modelling domains with Inferred (green) Resource Estimate block model of the RPM South deposit.

Estelle Gold Project Initial Assessment - May 30th, 2023

1800 mRl
1600 mRl
6848200 mN
Au g/t
0.00 to 0.05
0.05 to 0.10
0.10 to 0.20
0.20 to 0.30
0.30 to 0.50
> 0.50

Figure 11-9: Type Section 502190mE showing drillholes (grade) and resource block model (grade, category) at RPM South

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 11-5: RPM South Mineral Resource Estimate at various cutoff grades

	Measured			Indicated			Inferred			Total
Cut-off Au g/t	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
0.10							42	0.35	0.48	42	0.35	0.48
0.20							31	0.42	0.42	31	0.42	0.42
0.30							21	0.50	0.34	21	0.50	0.34
0.40							14	0.59	0.26	14	0.59	0.26
0.50							8	0.68	0.18	8	0.68	0.18

11.6	In-Pit Mineral Resource

A series of pit shells were generated based on varying gold price input factors for RPM North, RPM South and Korbel Main. Pit optimization was conducted in the Genesis software using the dressed cones method. This algorithm uses the gold grades, and specific gravity combined with the economic inputs to give each block a cost and revenue from the contained gold. The algorithm then uses the engineering parameter to select an optimal order in which the blocks should be mined. Pit shells corresponding to Mineral Resource price of US$1,800/oz Au was selected as the basis for the ultimate pit designs. Outlines of the ultimate pit designs are presented in Figure 11-10 and Figure 11-11 with corresponding pit shell inventories presented in Table 11-6.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-10: RPM North and RPM South mineral resource pit shells vs design pit outlines in the Initial Assessment (IA)

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 11-11: Korbel Main mineral resource pit shell vs design pit outline in the Initial Assessment (IA)

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 11-6: Mineral IA resource pit shell inventory

Pit	Ore Tons (kt)	Au Grade (g/t–dil)	Waste Tons (kt)	Total Tons (kt)	Strip Ratio
RPM North	15,634	1.17	85,425	101,060	5.46
RPM South	12,320	0.56	8,360	20,680	0.68
Korbel Main	203,420	0.32	349,185	552,605	1.72

11.7	Mineral IA Resource Pit Shell Inventory

The QP notes that there are portions of the detailed pit designs that vary significantly from the RPM North, RPM South and Korbel Main pit limits suggested by the ultimate pit shell analysis. Overall, this is due to:

●	The degree of accuracy that is possible when modeling complex pit slopes and transitions in a pit shell optimization as compared to completing detailed design.
●	The pit shell optimization over-smooths the influence of in-pit ramps on overall slope angle.
●	The narrower than minimum mining widths that result during pit shell optimization.
●	The degree of accuracy that is possible when allowing the pit shell optimization to achieve

The remainder of the Mineral Resource has not been factored in the IA however it has been classified in accordance with the definitions for Mineral Resources in S-K 1300. The Mineral Resources were developed using a computer-based block model based on drill hole assay information and geologic interpretation of the mineralization boundaries Utilizing MIK software. Mineral Resources were estimated using the block model to establish the component of the deposit with reasonable prospects for eventual economic extraction which will be studied at the time of the Preliminary Feasibility Study (PFS).

12.	Mineral Reserve Estimates

No ore reserves are calculated or reported for this project.

Estelle Gold Project Initial Assessment - May 30th, 2023

13.	Mining Methods

ABH Engineering (ABH) were engaged by Nova to undertake mining engineering studies in relation to the Estelle Gold Project. The scope of the works included the collation of input parameters, open pit optimization studies, open pit designs and mine production scheduling.

The resource models utilized in the mining engineering studies were provided by Matrix Resource Consultants. The Block Models for RPM North, RPM South, and Korbel Main deposits were produced in March 2023. Final input parameters containing processing, operating, fixed and mining costs and recovery were arrived at in consultation with Nova, which included base economic, geotechnical, mining and processing parameters required for the study.

The Open Pit Optimization and Mine Design assumptions are based on the conventional truck and shovel mining method. The program generates economic shells based on input parameters consisting of operating costs (mining and processing costs, selling costs), metallurgical recoveries, geological and geotechnical (slope) considerations. The optimal pit shells derived from the open pit optimization were then used to develop open pit mine plans for the deposit. The models supplied were estimated using a multiple indicator kriging estimation process.

The results of this IA represent a snapshot in time to assess the Estelle Gold Project and does not include potential resource extensions within the project area that are currently being investigated. It is expected that the resources will continue to increase and be proved-up beyond the current resource models as drilling programs continue to progress. This upside potential will be included, and provide significant benefit, in the next stage PFS currently underway.

The mine plan was based on mineral resources contained in 3 deposits (Korbel Main, RPM North, and RPM South). The 2Moz Au Inferred resource at Cathedral ins not included in this report.

The RPM North and RPM South deposits are within 800m of each other and are located 27km south of the Korbel Main deposit. A processing plant will be located at the Korbel site.

Extraction of economic mineable resources will be done through a conventional open pit truck and shovel operation. The project is planned to achieve a total ore production of 231 Mt at an average grade of 0.4g/t over the 17+ year Life of Mine. Table 13-1 shows a summary of the LOM in-pit resources from each deposit at economic cut-off grades for each pit listed in the table.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-1: In-pit resources at respective cut-offs

Pit	Cut off Grade g/t		Measured	Indicated	Inferred
RPM North	0.25	Ore (t)	1,343,000	2,330,000	11,962,000
		Contained Gold (g)	5,726,000	4,725,000	7,785,000
		Average Au Grade (g/t)	4.26	2.03	0.65
RPM South	0.25	Ore (t)			12,320,000
		Contained Gold (g)			6,898,000
		Average Au Grade (g/t)			0.56
Korbel Main	0.15	Ore (t)		182,277,000	21,143,000
		Contained Gold (g)		59,589,000	5,804,000
		Average Au Grade (g/t)		0.33	0.27

1.	The study mine plan is based on the mineral resource estimate by Matrix Resource Consultants
2.	The cut-off grades of 0.25 and 0.15 g/t assume a gold price of US$1,800/oz; no royalties and a metallurgical recovery of 88.25%
3.	The cut-off grade covers grinding and flotation costs of $7.14/t of processed ore, leaching costs of $16.91/t leached concentrate and G&A costs of $1.30/t of ore
4.	Mining dilution of 10% was applied to the in-situ mineral resources.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-2: In-pit resources at cut-offs of 0.25 for RPM North and South, and 0.15 for Korbel Main

Estelle Gold Project Initial Assessment - May 30th, 2023

The Korbel pit is located in a valley between two mountain ridges. The topography is somewhat steep. The overburden consists of a thin layer of moraine. Removal and storage of overburden will be required, but the amount is minor.

RPM North is located partially the side of the mountain ridge, partially in a valley. There is some overburden on parts of the deposit consisting of moraines, other parts consist of rock outcrops. Some removal and storage of overburden will be required.

RPM South is located on a mountain ridge, with mineralization outcropping on the surface with little to no overburden. No stripping and removal of overburden will be required.

Both overburden, waste and mineralized material for all deposits and pits will be handled by similar equipment fleets consisting of CAT 6040 hydraulic shovels with 22m3 bucket capacities paired with 20 Caterpillar 785 haul trucks with nominal capacity of 139 tonnes. Material transportation to the Korbel mill from the two RPM pits will be done over a 55km long single-lane haul road built to accommodate the CAT 785 haul trucks. The road will include pull-offs every 300m and haul trucks will be equipped with radios and a dispatch system.

The pits and pit shells were modelled separately for each deposit, and the mining schedules for each deposit were combined to create the combined mining schedule.

13.1	Geotechnical Parameters

No geotechnical tests were done on the material.

13.2	Hydrogeological Parameters

A hydrogeological assessment of the open pits and waste dump/stockpile foundations has not been done for any of the deposits. A hydrogeological study should be integrated with geotechnical investigations of the pits, stockpiles waste dumps and tailings facilities as part of the PFS.

13.3	Pit Design

13.3.1	Key Design Criteria

The following inputs were used for mine planning and design:

●	The resource models are based on the MIK model provided by the geologist
●	The smallest mining unit (SMU) for mining selectivity within the MIK model is 10m x 10m x 5m
●	The Korbel Main resource model used a panel size of 50 x 50 x 10m
●	The RPM North resource model uses a panel size of 20 x 10 x 10m
●	The RPM South resource model uses a panel size of 60 x 30 x 15m

Estelle Gold Project Initial Assessment - May 30th, 2023

●	The resource models contain the specific gravities and resource classifications, average mineralized gold grade for the panel, mineralized gold grades at various cutoffs and percentage of panel tonnages meeting the SMU requirements for the various cutoffs
●	Measured, indicated, and inferred class mineral resource estimates are included in pit optimizations and mill feed estimates
●	Stockpiles, waste piles, haul roads and other infrastructure were planned to minimize land and water body disturbance

13.3.2	Cut-Off Grades

The economic cut-off grades used for pit design vary between the three deposits. The economic cut-off grade for the RPM South and RPM North deposits is chosen as the grade required to pay for processing, transportation to the mill, and G&A costs. The mill cut-off grade for the Korbel Main deposit is chosen as the grade required to pay for ore sorting, subsequent processing and G&A costs. The reduced processing costs for Korbel Main reflect the average mass rejected by the sorters. An average sorter recovery was also used. The cut-off grade calculations use the inputs shown below in Table 13-3 as the inputs.

Table 13-3: Cutoff grades and economic inputs used as a basis for the cutoff grades

Deposit	Item	Value	Unit
	Gold Price	1,800	$/oz
RPM North & South	Process Recovery at Cut-off	88.2	%
	Process Costs	9.8	$/t ore
	G&A Costs	1.3	$/t ore
Economic Cut-off		0.22	g/t
	Gold Price	1,800	$/oz
	Process Recovery at Cut-off	88.2	%
Korbel Main	Sorter Recovery	86.1	%
	Sorter Costs	0.73	$/t ore
	Process Costs	4.5	$/t ore
	G&A Costs	1.3	$/t ore
Economic Cut-off		0.13	g/t

A cut-off grade of 0.25g/t was chosen for the initial mine modelling of RPM North and South, and a cut-off grade of 0.15g/t was chosen for the initial mine modelling of Korbel Main.

Estelle Gold Project Initial Assessment - May 30th, 2023

13.3.3	Dilution

A 10% mining dilution factor was applied to account for mixing of ore and waste during the mining process.

13.3.4	Pit Slopes

A geotechnical assessment has not yet been completed for the Korbel and RPM deposit areas. To determine the safe slope angles for the pit, benchmarks consisting of nearby properties, research data, internal data were used. An overall slope angle of 45 degrees and a bench face angle of 60 degrees has been selected for all the deposits and is deemed sufficient for the preliminary design.

13.3.5	Pit Optimization

Pit optimization was conducted in the Genesis software using the dressed cones method. This algorithm uses the gold grades, and specific gravity combined with the economic inputs to give each block a cost and revenue from the contained gold. The algorithm then uses the engineering parameter to select an optimal order in which the blocks should be mined.

The pit shells were generated from the ordering of the blocks based on the cumulative economics of all the blocks that must be mined prior to the final block. The pit shell which offers the highest non-discounted cashflow for the contained blocks was chosen and used as a basis for further planning, scheduling, stockpiling, equipment selection and financial modelling.

These economics are only preliminary in nature and were applied for comparative purposes to assist in the creation of an optimum pit shell for further mine design and do not reflect the actual financial results of the mine plan.

A separate pit optimization algorithm was run for each deposit to create an optimized pit shell to suit the unique economic and engineering parameters of each deposit.

Table 13-4 shows the pit optimization inputs for the three deposits.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-4: Genesis Pit Optimization Inputs

Item	Value	Unit
RPM North and South
Mining Cost	1.80	$/t
Satellite Ore Haulage Cost	4.40	$/t
Processing Cost	9.80	$/t
G & A Cost	1.30	$/t
Processing Recovery	88.20	%
Korbel Main
Mining Cost	1.80	$/t
Average Sorter Mass Pull	44.60	%
Processing Cost	4.40	$/t
Sorting Costs	0.73	$/t
G & A Cost	1.30	$/t
Processing Recovery	88.20	%
Average Sorter Recovery	86.10	%

13.3.6	Mine Roads

Haul roads in-pit and ex-pit around the main Korbel mill were designed to accommodate two-way traffic for the Cat 785 haul trucks. The two-lane haul road width will be 25m with a maximum 10% grade for in-pit haul roads, and 8% for ex-pit haul roads. The operating width of a Cat 785 haul truck is 7.1m, with the two-way road being 3.5 times more than the operating width of a truck meeting the requirements for haul road widths for two-way traffic. Traffic will mostly consist of CAT 785 haul trucks in combination with light support equipment. The roads will be rarely used by the wider CAT 6040 shovels. When the shovels need the roads to be relocated, they will be the only equipment on them during such time. Maximum speed on the in pit haul roads will be 35km/h.

The haul road between the RPM North and South, and the Korbel Mill is designed to accommodate one-way traffic for the Cat 785 haul trucks to minimize construction costs and land disturbance. The haul road width will be 14.5m with a maximum 8% grade. Haul truck synchronization will be done with the assistance of dispatch software and continuous radio contact between drivers. This road will be in operation from the pre-production year until the end of year 3. Figure 13-1 shows the proposed haul road between RPM deposits and Korbel Mill. Figure 13-2 shows the layout of the haul roads and infrastructure at RPM, and figure 13-3 shows the layout of the haul roads and infrastructure at Korbel. Maximum speed on the RPM – Korbel road will be 45km/h on flat sections.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 13-1: Haul Road between RPM and Korbel

Estelle Gold Project Initial Assessment - May 30th, 2023

Haul Roads
RPM North Pit Contours
RPM South Pit Contours
Water Management Infrastructure
Waste Dump
0m 200m 400m
20m Contours

Figure 13-2: Layout of Pits and Infrastructure at RPM

Estelle Gold Project Initial Assessment - May 30th, 2023

Access Road
Haul Roads
Waste Dump/Tailings Dam
Korbel Pit Contours
Water Management Infrastructure
Tailings Pond
Buildings and Infrastructure
Stockpile
Power Lines
0m 400m 800m
20m Contours
Tailings Pond
Waste Dump/ Tailings Dam
Warehouse and Mine Shop
Stockpile
Water Treatment Plant
Portage Creek Pumping Station
Electrical Substation
Processing Plant and Administration

Figure 13-3: Layout of Pit and the Estelle central processing infrastructure at Korbel

13.3.7	Pit Production

A conventional truck-and-shovel open pit operation will be utilized.

Drilling and blasting will be performed utilizing Epiroc DM45 Rotary Drills and Caterpillar 903D Compact Wheel Loader.

The waste, overburden and ore handling will be done by CAT 6040 or equivalent hydraulic shovels. The shovels will be paired with CAT 785 haul trucks which will transfer the material to the appropriate locations: ore to the mill, waste material and overburden to the waste and overburden dumps, and stockpile material to the stockpiles.

Estelle Gold Project Initial Assessment - May 30th, 2023

Movement of material from RPM North and RPM South to the Korbel mill 27km to the north will be done by the same CAT 785 haul trucks that are loaded in the pit at RPM North and RPM South. The length of distance travelled by the trucks will be 55km one-way.

13.4	Mine Production Schedule

The production schedule by year and phase is shown in Table 13-5. Mining operations will initially start with the RPM North pit, focusing on the high-grade measured classification of material. The Korbel Main pit will begin mining in year two. RPM North and Korbel Main will be mined concurrently until year 9 when RPM North has reached the ultimate pit limits. Starting in year 2, RPM North is planned to be mined over the summer months. RPM South will be mined in it’s entirety in year 10. This scheduling approach ensures that each of the first 4 years of operation meet an inferred resource percentage of less than 30%, while utilizing mining equipment capacity to the fullest for stockpiling of the lower grade material and conducting pre-stripping for later years. Some pre-stripping will be done over 3 months in the pre-production year.

Custom stockpiles will be implemented where each section of the stockpile represents a planned year in which each block that is mined is stockpiled according to the year it is planned to be processed. This results in the stockpile being subdivided into 16 sections. This approach results in an optimum stockpile to maximize the NPV.

Pit operations will run for a total of 17 years to the ultimate pit shells are reached. This will be followed by less than one year of stockpile feed to the mill.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-5: Production schedule by year and pit

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 13-4: Production schedule by year

The mining schedule was generated by year and pit phase based on the optimized order in which the blocks are mined. The following parameters were used to generate the schedule:

●	Mill feed rate: 6,350,000 tpa
●	Mine operating days/year: 365
●	Mine operating shifts/day: 2
●	Mine operating hours/shift: 12
●	Maximum of 30% inferred resources in the first 3 years.
●	Utilizing maximum mining equipment capacity of 39.5Mtpa of mine ore and waste.
●	Panels are mined in sequence based on the optimized order of mining
●	Ore produced over the mill capacity is stockpiled.
●	Stockpiles are used to feed the mill whenever the ore production does not meet mill capacity, with the panels that are headed to the stockpile based on the year that it is most economic to process that panel

Estelle Gold Project Initial Assessment - May 30th, 2023

13.5	Mine Operation

The pit will be managed and operated by the owner. Mine rock will be drilled and blasted on 10m benches. Double benches will be used wherever possible.

Dilution has been accounted for all deposits, but will have little impact for ore originating from Korbel, as that material will be sent through the ore sorters which are an effective method of grade control.

A powder factor of 0.28 kg/t will be used in the resource material and waste rock for all deposits.

Blasting will be done by the owner and operator. Bulk blasting materials will be stored on site at a dedicated location consisting of silos for ANFO and delivered as required. An on-site magazine is planned. The magazines and explosive facility will be located at the Korbel deposit, and explosives will be delivered for blasting of the RPM deposits as needed.

Ore will be transported from the pit to the mill via CAT 785 haul trucks. This includes the distance from Korbel to the mill, and from RPM North and South to the Korbel mill. Waste will be transported to the respective waste dumps via CAT 785 haul trucks. Waste from Korbel will be used to reinforce the tailings dam, and will be transported via CAT 785 haul trucks.

Mining operations are based on 365 days/year, two 12-hour shifts per day.

The number of personnel required at the Estelle property is estimated at 52 persons on the mine site and 68 persons at the mill per shift, two shifts per day. A total of 120 persons per shift or 240 persons is required.

13.6	Stockpiles

Mined ore from the pit will either be delivered straight to the primary crusher at the processing plant or be sent to the customized stockpile. The stockpiles are located next to the Korbel mill, and will be used to store material from the Korbel and RPM deposits. In those years when the mining schedule exceed the amount of ore that the mill can be fed, the excess lowest-grade mineralized material will be stockpiled, with each panel directed to a separate location within the stockpile by year it is most economic to process. The stockpiles will be subdivided into a total of 16 sections, with each section corresponding to the year when the material will be pulled from the stockpile and processed. Table 16-6 gives the stockpile retrieval and deposition schedule.

Table 13-6: Stockpile retrieval and deposition schedule

Estelle Gold Project Initial Assessment - May 30th, 2023

The stockpile is at maximum tonnage in year 12 at 47 million tonnes. The stockpiled material is planned to be re-handled back to the primary crusher during the mine life.

Only stockpiled material from Korbel will be sorted, with stockpiled material from RPM bypassing the sorters as direct mill feed.

13.7	Waste Rock and Topsoil Facilities

Storage facilities are planned for all waste materials from the open pits including waste rock and topsoil.

The following design parameters were considered:

●	45 degree slopes for waste rock dumps
●	25 degree slopes for topsoil storage
●	Placed density of 2.1 for waste rock
●	Waste piles for material coming from the RPM deposits to be located as close to the RPM pits as feasible
●	Waste pile for material coming from the Korbel deposit to be used as tailings dam reinforcement and construction material.
●	Waste rock for Korbel ores sorter rejects will be stored in the same pile as the run of mine waste material coming from Korbel

It is assumed that the waste rock is non-acid generating, and segregation of different rock types was not planned.

Two waste rock dumps are planned, one near RPM North for material originating from RPM North, one that is being used as tailings dam reinforcement at Korbel for material originating from Korbel Main.

For material originating from RPM South: as mining of RPM South will commence once mining of RPM North has finished, RPM North pit will be partially backfilled by the waste rock from RPM South. Waste rock originating from RPM South, which will commence in the later years, will be partially back filled into the RPM North pit.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-7 below gives the details of waste storage facilities.

Table 13-7: Details of waste storage facilities

RPM North	Waste Tonnage	85,425,712.00	tonnes
	Waste Volume	40,678,910.48	m3
	Disposal Location	RPM North Pit Dump
	Tonnage to Location	78,000,000.00	tonnes
RPM South	Waste Tonnage	8,360,430.00	tonnes
	Waste Volume	3,981,157.14	m3
	Disposal Location	In RPM North Pit
	Tonnage to Location	8,360,430.00	tonnes
Korbel Main	Waste Tonnage (including sorter rejected material)	472,068,964.00	tonnes
	Waste Volume	224,794,744.76	m3
	Disposal Locations	Korbel TSF
	Tonnage to Location	472,068,964.00	tonnes

13.8	Hydrology

Storm water flowing from the west and north of the Korbel Main pit, in addition to waters from Portage Creek have the potential to impact the mining operations. RPM South is located on the crest of a ridge, and water inflows into the pit are expected to be minimal. RPM North is located on the side of a ridge, and water inflows are expected to be moderate. The methods for handling of storm water are examined in Section 18.3 of this report.

13.9	Mining Equipment

The chosen mining equipment is based on typical surface equipment fleets operated by open pits in North America. A conventional truck and shovel open pit mining method will be employed. The equipment selected was based on a target yearly mill feed rate of 6,350,000tpa, with some excess capacity to be used for creation of stockpiles and pre-stripping. The long haul distance from RPM to Korbel requires extra mining trucks as opposed to an operation running at RPM.

A partial fleet replacement will be done in year 10. As both RPM deposits will finish mining by then, the fleet replacement will require fewer trucks.

An equipment list is shown in Table 13-8. An equipment list of the partial fleet replacement in year 10 is shown in table 13-9.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-8: Initial mining equipment list

Equipment	Model Name	Cost per Unit	# Units	Total Cost
Excavator Primary	CAT 6040	$5,350,000	2	$10,700,000
FEL Primary	CAT 992K Wheel Loader	$2,215,000	1	$2,215,000
Haul Truck Primary	CAT 785 Off Highway Truck	$2,550,000	20	$51,000,000
Dozer Primary	Caterpillar D10T2 Track Dozer	$1,400,000	3	$4,200,000
Grader	Caterpillar 18M Motor Grader	$1,200,000	3	$3,600,000
Water Truck	Caterpillar 777 Water Truck	$575,000	2	$1,150,000
Rubber Tired Dozer	Caterpillar 844 Wheel Dozer	$1,200,000	2	$2,400,000
Backhoe	Caterpillar 320 Medium Excavator	$500,000	1	$500,000
Blasthole Drill	Epiroc DM45 Rotary Drill	$825,000	3	$2,475,000
Pre-Split Drill	Epiroc FlexiROC D50	$400,000	1	$400,000
Stemming Loader	Caterpillar 903D Compact Wheel Loader	$80,000	1	$80,000
Transport/Lowboy		$500,000	1	$500,000
Lube & Fuel Truck		$120,000	2	$240,000
Service Truck		$60,000	3	$180,000
Light Vehicles		$30,000	20	$600,000
Heavy Crane		$450,000	1	$450,000
Light Crane		$300,000	1	$300,000
Light Plant		$6,000	20	$120,000
Total				$81,110,000

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 13-9: Year 10 partial fleet replacement equipment list

Equipment	Model	Cost Per Unit	# Units	Total Cost
Excavator Primary	CAT 6040	$5,350,000	2	$10,700,000
Haul Truck Primary	CAT 785 Off Highway Truck	$2,550,000	14	$35,700,000
Dozer Primary	Caterpillar D10T2 Track Dozer	$1,400,000	2	$2,800,000
Blasthole Drill	Epiroc DM45 Rotary Drill	$825,000	3	$2,475,000
Pre-Split Drill	Epiroc FlexiROC D50	$400,000	1	$400,000
Stemming Loader	Caterpillar 903D Compact Wheel Loader	$80,000	1	$80,000
Total				$52,155,000

14.	Process and Recovery Methods

14.1	Plant Design

14.1.1	Primary Crushing Circuit

The primary crushing circuit is designed for an annual capacity of 18.9 Mt per year. The expectant operating hours of the primary crusher is 6570 hours per year calculated with an availability of 75%.

Material will be delivered from the pit to the primary crusher via an apron feeder that feeds the crusher at a rate of 2800 t/h. The crushed material will be discharged to a conveyor which will feed into a double-deck screen with the fines (<12.5mm) either being stockpiled or sent to the processing circuit. The coarse material (> 75mm) from the screen will be re-circulated into a cone crusher and the middlings (>12.5mm, < 75mm) will go to the mineral sorting circuit by passing through a surge bin.

14.1.2	Particle Sorting

Particle sorting is the process of separating valuable rocks from waste rocks. In this project, it is applied during the early stages of the mineral beneficiation process – after the primary crushing circuit and initial screening, to bypass the fines. This reduces the amount of material being fed to the ore sorting circuit, which decreases ore sorter size, and leads to increased ore sorting accuracy, resulting in an increase in profit. The rejection of coarse waste material before milling reduces mill size, material handling requirements, overall operational expenses, and tailing production.

Estelle Gold Project Initial Assessment - May 30th, 2023

In particle sorting, each individual rock is classified as valuable or waste using real-time online sensors. The sensor data is quickly analysed allowing individual particles to be sorted by Au concentrations, removing ore uneconomical to process. Typically, a crushing and wet screening stage is required to prepare size-bound (3:1 top size to bottom size ratio) material with a clean surface for particle sorting. The sorting process requires a feeding system which presents a monolayer of spaced particles for sensing. Once the value of each rock is analysed using the sensing algorithm, the waste rocks are removed from the system through a physical diversion mechanism. The max throughput of a single particle sorting system for this project is limited to approximately 120 tonnes per hour.

Figure 14-1: Standard Tomra XRT particle sorter

In the Project an XRT sorting is used, utilizing an electric X-Ray tube which can handle high-tonnage feeds. It uses a dual energy imaging source to identify waste from ore based on the specific atomic density of the material. During XRT scans, rocks are subjected to high-energy X-Rays, allowing the sensor to capture image data (Figure 14-2). The X-Ray image data is dependent on the atomic density and material thickness, providing information regarding the internal composition of the tested sample. The XRT images are processed using TOMRA’s proprietary image analysis software which estimates the percentage area of high- or low-density pixels depending on the changes in X-ray intensity passing through the rock. The high-density areas are correlated with the sensor’s response. The test details and results are provided in the bench-scale test report provided by TOMRA.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 14-2: XRT sensor system

The mineral sorting circuit will consist of ten XRT particle sorting systems working in parallel. The material from the primary crushing circuit will report to a surge bin, where it will be split and fed into the ten particle sorting systems. The sorting systems classify material as either ore or waste and divert it to their respective conveyors. The particle sorting systems over the life of mine is expected on average to accept 23.3% of feed mass into the ore stream bound for the mill and grinding circuit. Only material originating from Korbel will be sorted, either ROM or from Stockpiles. In this Project, the processing plant will operate without sorting systems for the first 2 years, with the sorters being incorporated in year 3.

14.1.3	Grinding Circuit

An HPGR (See Error! Reference source not found.) was considered as a replacement for a SAG mill for this project. Although it has more up-front costs than a SAG mill, it is more energy efficient and resultant savings cover the increase in capital costs for this project. An HPGR requires less power per unit processed, the trade-off study resulted in increased savings from power conservation.

The accepts of the particle sorter will be combined with the previous fines bypass and will go into the HPGR surge bin which will feed the HPGR. The HPGR is designed for an annual capacity of 6.35 million tonnes per annum. The average HPGR feed will have a P80 of 25.1 mm. The product of HPGR will have a P80 of 3500 µm. The HPGR product will convey into a ball mill followed by cyclones in a closed circuit. The ball mill will be fed by HPGR product and cyclone underflow. The cyclone overflow will be 75 µm and will report to the flotation circuit.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 14-3: HPGR crusher

14.1.4	Flotation Circuit

Ore from the cyclones will feed into a 16 m3 pre-flotation conditioning tank with a residence time of 14 minutes. From the conditioning tank the ore will feed into four 300 m3 rougher flotation cells. The flotation circuit will require the addition of 150 g/t copper sulphate, 120 g/t PAX, and 46 g/t of MIBC.

Concentrate will be collected and sent to the concentrate cyclones where the underflow of >22 µm will be recirculated through an IsaMill, and the overflow will report to the leach circuit. Flotation tailings will report to the flotation tailings thickener. The thickener is sized to a diameter of 24 m and will require flocculant addition. It will have a target underflow density of 55% solids.

14.1.5	Thickening, Leaching, and Carbon-In-Pulp Circuits

Cyclone overflow at a P80 of 22 µm, will flow onto a vibrating trash screen for removal of trash material. Oversize material from the trash screen will discharge into a trash bin, while screen undersize will flow by gravity to a 12 m diameter conventional pre-leach thickener. Flocculant solution will be added to the thickener feed to enhance the settling of fine solids. The thickener will increase the slurry density to 45% solids. The thickener overflow will flow by gravity to a process water tank to be utilized in the grinding circuit as make-up water, while the underflow will be pumped to an agitated pre-aeration tank prior to flowing to the leach circuit. Oxygen will be sparged into the bottom of the agitated tank and the slurry will be conditioned to oxidize sulphide minerals.

Estelle Gold Project Initial Assessment - May 30th, 2023

The oxidized slurry will flow to the leach circuit consisting of four 9.8 m diameter by 9.8 m height agitated tanks, where cyanide and lime are added. The pre-aeration tank will have the same dimensions as the leach tanks. The leach circuit is designed to provide 24 hours of retention time. Sodium cyanide and sodium hydroxide solutions with concentrations of 45 kg/t and 0.44 kg/t respectively, will be added to the agitated leach tanks. The latter is added to maintain the system alkalinity at a pH of 11.0, preventing the formation of hydrogen cyanide gas. Compressed oxygen will be sparged into the bottom of each tank using gas diffusers to optimize the gold leaching rate. Slurry from the leach circuit will then flow by gravity to the Carbon-In-Pulp (CIP) circuit for carbon adsorption.

Leached slurry from the leach circuit will be directed to the first of six 5.5 m diameter by 7 m high CIP tanks. In the CIP circuit, dissolved gold is adsorbed onto activated carbon from the leach slurry in the CIP tanks. Each tank will be installed with an agitator and an inter-stage screen pumpcell for retaining activated carbon in the tank and to allow slurry discharge to the next tank. The average carbon concentration in the CIP circuit is expected to be approximately 50 g/L to maximize adsorption. As slurry moves from one tank to another, the metal values present in the solution will gradually decrease. Carbon will proceed countercurrent to slurry flow to maximize gold recovery. Regenerated carbon containing the highest adsorption capabilities will be directed into the last CIP tank, interacting with slurry containing lowest gold concentration. With this arrangement, loaded carbon with the least adsorption ability will end up in the first CIP tank, interacting with slurry containing the highest gold concentration. Loaded carbon from the first CIP tank will be transferred to the loaded carbon screen once a day. Here, the slurry will be separated with the carbon transferred to the acid wash circuit. Separated slurry will subsequently flow by gravity back to the first CIP tank. Fresh activated carbon, together with regenerated carbon from the regeneration circuit will be transferred into the last CIP tank.

The slurry tailings stream from the CIP circuit will flow by gravity onto the carbon safety screen, where escaped carbon particles from the CIP circuit will be captured. Captured carbon particles will be collected in bins and sold or disposed of depending on the contained gold value. Screen undersize will gravitate to the tailing’s thickener for dewatering prior to the cyanide destruction circuit.

14.1.6	Acid Wash

Loaded carbon from the CIP circuit will gravitate to a 1 tonne capacity acid wash column. A circulating 3% hydrochloric acid (HCl) solution will be used to treat the loaded carbon to remove contaminants such as calcium, magnesium, and other salt deposits that would otherwise reduce the efficiency of elution. This step also helps in reducing the risk of carbon fouling during the regeneration or thermal reactivation process downstream. Organic foulants such as fats and oils are unaffected by the acid and will be eliminated in the regeneration process using an electric kiln.

In the acid wash stage, carbon will be foremostly rinsed with fresh water. Entrained water will be drained from the column and HCl acid will then be pumped from the acid wash circulation tank to the acid wash column, from the bottom up, and overflow back into the circulation tank. The carbon will then be rinsed with fresh water to displace the acid and any residual mineral impurities after which the washed carbon will then be transferred to the elution column for carbon stripping.

Estelle Gold Project Initial Assessment - May 30th, 2023

14.1.7	Carbon Stripping (Elution)

The carbon stripping (elution) process will strip the loaded carbon by utilizing barren strip solution, resulting in a pregnant gold solution. This pregnant solution will be pumped through the electrowinning cells for precious metal recovery and circulated back to the barren solution tank for reuse in the strip column.

The strip column will be made of carbon steel with a capacity to hold approximately five tons of carbon. A solution comprising 1% sodium hydroxide (NaOH) and 0.1% sodium cyanide (NaCN) concentrations is pumped upwards through the strip column at a high temperature and pressure of 140oC and 450 kPa respectively during the strip cycle. Solution exiting the top of the vessel is cooled below its boiling point by the heat recovery heat exchanger; the heat from the outgoing hot pregnant solution being transferred to the incoming cold barren solution. This will be done prior to the barren solution being heated further by the solution heater. The primary heating source will be an electric boiler. From the elution column, the carbon will be transferred to the kiln for regeneration.

14.1.8	Carbon Regeneration

The carbon regeneration process thermally reactivates the carbon pores in a kiln and removes any organic fouling agents such as fats and oils. To make up for any lost carbon during the adsorption-desorption cycle, fresh activated carbon is continuously added as needed.

Prior to being fed to the kiln, the stripped carbon from the elution column is first transferred to the kiln feed dewatering screen. This dewatering screen doubles as a carbon sizing screen to remove fine carbon particles. Oversize carbon from the screen gravitates to the carbon regeneration kiln feed hopper while undersize carbon will gravity discharge into the carbon fines tank for subsequent filtration and disposal. The screen oversize carbon from the feed hopper is fed into the regeneration kiln where four tons of carbon is treated per day. This is equivalent to 100% regeneration of stripped carbon. Carbon discharging from the kiln will flow by gravity into the carbon quench tank, where it is cooled in water, prior to being pumped back to the CIP circuit.

As required, fresh carbon, along with fresh water for carbon activation, will be added to the carbon attrition tank to make up for loss of attritted carbon. The fresh carbon will then be transferred to the quench tank together with the regenerated carbon back to the CIP circuit.

14.1.9	Electrowinning and Refining

Strip circuit pregnant solution reports to the refinery for electrowinning to produce a gold sludge. The sludge will then undergo a process of filtration, drying and refining in a furnace to produce gold doré bars.

Estelle Gold Project Initial Assessment - May 30th, 2023

Pregnant strip solution will be pumped through electrowinning cells with stainless steel mesh cathodes. Gold will be deposited on the cathodes and the resulting barren solution will flow by gravity back into the barren solution tank for reuse or transferred to the leach circuit. Using high pressure water, the gold-rich sludge will then be periodically washed off the stainless-steel cathodes in the electrowinning cells into the sludge holding tank. Upon getting filled, the tank’s containment, which is the sludge, will be drained, filtered, dried, and then melted with flux in an induction furnace to produce gold doré. The electrowinning and refining process will be conducted in a highly secured and supervised environment. The gold doré bars will be stored while awaiting sale and shipment.

14.1.10	Cyanide Destruction

Process plant tailings from the tailings thickener and process spills within contained areas will be detoxified to a weak acid dissociable cyanide of low concentration. This will be done prior to deposition in the tailings management facility (TMF).

The cyanide destruction circuit will consist of two mechanically agitated tanks. The process used for cyanide destruction will be the SO2/Air process. The treated slurry from this circuit will report to a final tailings tank prior to being pumped to the TMF. Process air will be sparged from the tank bottom area under the agitator impeller. If required, lime slurry will be added to maintain an optimum pH where copper sulphate (CuSO4) will be added as catalyst. Liquid SO2 will be added as sodium metabisulphite (SMBS).

Estelle Gold Project Initial Assessment - May 30th, 2023

14.2 Flow Sheet of Plant Processes – Material Originating from RPM

ROM
Apron Feeder
Primary Gyratory Crusher
Secondary Cone Crusher
Screen
Primary Stockpile
Bin
HPGR
Ball Mill
Cyclone Cluster
Conditioning Tank
Flotation Cells
Tailings Thickener
Process Water
Tailings Pond
Trash Screen
Cyclone Cluster
IsaMill
Pre-Leach Thickener
Process Water
Pre - Oxidation Tank
Leach Tanks
CIP Tanks
Cyanide Destruction
Acid Wash Column
Elution Column
Electrowinning Cells
Barren Solution Tank
Carbon Reactivation Kiln
Carbon Sizing Screen
Dore
Furnace
Filter
To Leach Tank
To CIP Circuit
Fine Carbon Tank

Estelle Gold Project Initial Assessment - May 30th, 2023

14.3 Flow Sheet of Plant Processes – Material Originating from Korbel

Estelle Gold Project Initial Assessment - May 30th, 2023

14.4	Equipment Throughputs and Recoveries

The throughputs of each of the equipment throughout the processing circuit was estimated by utilizing ABH’s past project experience and scaled to match the requirements of this project. The 3 main phases of throughput in the PEA level are the ore to the primary crushing, the material sent to the ore sorter, the material processed to float, the resultant of the float that needs leaching (See Table 14-1). The numbers shown are estimates and will be expanded on in further studies.

Table 14-1: Equipment throughputs and quantities

Equipment	Quantity	Designed Max Throughput (tpa)
Primary Gyratory Crusher	1	18.90 Mt
Secondary Cone Crusher	1	~2.84 Mt
Ore Sorter	14	14.90 Mt
HPGR	1	6.35 Mt
Ball Mill	1	6.35 Mt
Pre-Flotation Cyclone Cluster	1	6.35 Mt
Conditioning Tank	1	6.35 Mt
Flotation Cells	4	6.35 Mt
Isa Mill	1	~0.806 Mt
Post-Flotation Cyclone Cluster	1	0.806 Mt
Pre-Leach Thickener	1	0.806 Mt
Leach Tanks	4	0.806 Mt

Based on metallurgical test work flotation recovery is expected to be 95.4% recovery from leaching and CIP circuits is expected to result in a recovery of 92.5%. The recoveries from Grade Control by particle sorting are heavily dependent on the grade of the material being fed into the ore sorting circuit, which is dynamic on a year-by-year basis. The average percentage of gold rejected in the form of low-grade tonnages by the ore sorters LOM is 11.5% of total contained gold in the ore.

Estelle Gold Project Initial Assessment - May 30th, 2023

15.	Infrastructure

15.1	Roads and Access

A new access road (the proposed West Susitna Access Road) of approximately 146 km leading to the project site will be constructed, its usage will be primarily for transportation of construction materials, equipment, and ongoing operations supplies. This road will meet the American standard as defined by the Government of Alaska. The road will require a width of approximately 8-9 m and maximum gradient of 10% constructed with compacted road base. The access road will cross several shallow rivers and will require construction of bridges. Road construction is planned to be conducted by the Government of Alaska with access being provided on a toll basis. Money has been set aside for tolls for a government-upgraded road.

The access road connects to the onsite roads, which include haul roads, process plant roads, and service roads associated with the facilities on the Project site. The onsite roads will be all-weather unpaved gravel roads that would require dust suppression in the dry months. Haul roads would be designed to accommodate the largest trucks planned. A haul road connecting the Korbel mill with the RMP deposits will need to be constructed. Details on haul roads are given in Section 16.

The Estelle site will have external pit haul roads and service roads (not including the all-weather site access road). Service roads will be used for smaller vehicles (i.e., light trucks) to access ancillary infrastructure such as the airstrip, a storage facility, and camp site. In general, site roads will be constructed with embankment fills using material from earthwork activities or from open pit waste material. The thicknesses of the roadbed material will be appropriate for existing ground conditions.

West Susitna Access Road Progresses to Permitting

An independent economic study prepared for the Alaska Industrial Development and Export Authority (AIDEA), and fully supported by the Alaska State Governor, recommends the West Sustina Access Road begins the permitting process with construction proposed to start in 2025.

AIDEA has submitted the CWA 404 permit application to the USACE for the West Susitna Access project, initiating the environmental review process through compliance with the National Environmental Policy Act. Field studies will begin this summer with further evaluation of cultural and historical sites, fish and wildlife habitat, engineering refinement, and alternative route analysis. (Figure 15-1).

Alaska Governor, Mike Dunleavy, who fully supports the roads construction said “The West Susitna Road is important for local residents and gaining fair access to hunting, fishing, and potential jobs.

My administration is constantly looking at ways to grow our economy and this project is a great opportunity for not only south-central Alaska but the entire state. I am committed to this project and unlocking resources that benefit all Alaskans.”

Estelle Gold Project Initial Assessment - May 30th, 2023

Construction of the road will scientifically decrease the capital and operating cost of a future mine at Estelle thereby allowing the Mineral Resource cut-off grade to be lowered to the Fort Knox and Dublin Gulch cut-off level.

For the full press release see below

https://www.aidea.org/Portals/0/PressReleases/3-21-2023%20West%20Susitna%20Access%20Project%20Announcement%20Press%20Release%20Final.pdf

Figure 15-1: Proposed West Susitna Access Road

15.2	Rail, Port, and Airport Facilities

The closest rail facilities are in Talkeetna. The rail lines stretch north to Fairbanks and south to Seward through Anchorage. The Alaska Railroad is 470 miles long and currently does not connect to the rest of the continent. However, A2A Rail has a proposed railway expansion to connect Alaska to Alberta. A master agreement between A2A Rail and Alaska Railroad has been finalized but the project is still in the early stages. The Port Mackenzie rail extension is under construction and will stretch north 32 miles connecting to the Alaska Railroad.

Estelle Gold Project Initial Assessment - May 30th, 2023

The nearest port facility to the Estelle site is Port Mackenzie located approximately 185 km to the south-east. It is capable of accommodating barges at the 550-foot barge dock and Panamax and Cape Class Vessels at the deep draft dock. The Port of Alaska in Anchorage is located 5 km south across the bay from Port Mackenzie (Figure 15-2). It has direct, intermodal connections to road and rail. It is equipped with 4 ship berths dredged to minus-35 feet mean lower low water, three general cargo terminals and 2 petroleum product terminals. There is no limit to maximum ship length or breadth.

Figure 15-2: Ports in proximity to Anchorage

The nearest airstrip to the Estelle site is the Whiskey Bravo airstrip, located 15 km east from the property.

Estelle Gold Project Initial Assessment - May 30th, 2023

15.3	Water Management

15.3.1	Fresh Water and Potable Water Supply

Water is plentiful in the region; fresh water supply can be sourced from multiple running rivers and lakes. The climate is moist and precipitation abundant. Most of the water used in the processing plant can be reclaimed from the tailings pond. Due to the abundant precipitation in the region, the reclaimed water will be sufficient in quantity for the mill. To maintain high recoveries, some make up water will be required for the mill. Clean water including potable water may be sourced from Portage Creek as required. The creek will require diversion as it currently runs through the location of the proposed Korbel pit.

The flow rate of the creek was not measured, but it is estimated that the creek is more than sufficient to meet the 314 m3/h of water required for the processing plant in addition to the potable water requirements. Measurements of creek flow quantities will need to be conducted in further studies. Other sources of water may be considered in further studies. Water permitting has not been investigated and would be required to ensure pipelines infrastructure could be established. Geological surveys of the surrounding area are recommended before a proper estimate is completed. The site itself is just east of the Cook Inlet Basin, which is the largest watershed in Alaska which should provide an ample amount of alternative surface water sources.

15.3.2	Water Management Infrastructure

Due to the presence of calcific veins within both the Korbel and RPM deposits, the waste rock and tailings are assumed to not be acid generating. Further test work and acid base accounting will need to be done.

Runoff from the site, waste rock dumps, and tailings dam seepage including all mine contact water will need to be collected and treated before being discharged.

Riprap armored ditches will need to be constructed around the site to divert rain and meltwater. The water going into the perimeter ditches is not mining effected and will not need to be treated. The water from internal ditches is mine contact water and will need to be treated or used within the process.

Portage creek flows from the north-west through the area of the future location of the Korbel pit. Some of the water from this creek will be used as clean water in the process. The rest will need to be diverted around the pit and processing plant. Due to the topography of the region, diversion of portage creek will require the construction of a pumping station, and pumping water up and around Korbel pit. Piping for pumping of the water will be lain past the northernmost pit extents

Ditches with rip rap armoring located along the western perimeter of the pit will carry any collected runoff towards the portage creek pumping station. Ditches located along the north, south and east perimeter of the pit will collect and carry the runoff around the pit and discharge into downstream portage creek along with the diverted water from upstream of portage creek.

Estelle Gold Project Initial Assessment - May 30th, 2023

All of the ditches and water diversion infrastructure is designed for a 100-year 24-hour storm event and are sized accordingly. The pumping station is designed around 8 m3/s of flow, The northern perimeter ditch around the pit and mill are designed around 1.3 m3/s of flow, it is trapezoidal shaped with dimensions of 0.5 m deep, 3 m wide at the top and slopes of 2:1. Internal ditches are designed around 1m3/s of flow, V-shaped and sized at 0.5 m deep, 2 m wide and slopes of 2:1.

Further water diversion infrastructure will be built around the tailings storage facility, and will are designed around 2.2 m3/s of flow. The ditches will be trapezoidal shaped, 0.75m deep, 3.5 m wide at the top and slopes of 2:1. A collection ditch at the bottom of the tailings dam/waste pile will collect any seepage from the tailings pond, as well as any runoff from the waste pile.

15.3.3	Water Balance

A projected water balance was created for determining processing water requirements and is shown in Figure 15-3. At a mill size of 6,350,000 tpa, the processing plant will require 530 m3/h of water to be reclaimed from the tailings pond, and 209 m3/h of freshwater input. A further 105 m3/h of fresh water will be used for other purposes: dust suppression, drinking water, fire suppression systems, etc.

Due to the high influx of rain and meltwater into the tailings pond, there may be enough to dilute the tailings pond enough as to allow the processing plant to not require additional clean water without impacting recoveries. If the tailings water is dilute enough, then entire 759 m3/h of water required by the processing plant can be reclaimed from the tailings pond. Tests will need to be done to determine the sufficient dilution ratio that does not impact the plant recoveries. 105 m3/h of clean water will still be required for other uses.

For the purposes of this trade-off study, dilution of the reclaim water was not considered and so the processing plant will require 530 m3/h (12,720 m3/day) of water to be reclaimed from the tailings pond, and 209 m3/h of clean water.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 15-3: Water balance of the Estelle central plant circuit

For potable water, 200 L of water per person per day for drinking, washing, and other domestic uses is recommended. Considering the current manpower requirements of 240 people living on-site at any given time, the potable water treatment plant will need to be sized to provide at least 48 m3/day and are included in the 105 m3/h of fresh water. This amount of water can be further reduced by re-using mine contact water for purposes of dust suppression.

15.3.4	Tailings Pond Water Balance

The proposed tailings pond has an estimated catchment area of 10km2. With expected yearly precipitation of 420 mm, this results in an average yearly water input into the tailings pond of 4,200,000 m3 (average 64,600 m3/day) if water is not diverted around it. Diversion of water around the perimeter of the tailings pond to reduce the water influx into the TSF will require the construction of 8km of ditches around the perimeter. With water diversion, the expected yearly water input into the tailings pond as result of precipitation will 756,000 m3/year (average 11,600 m3/day).

Due to the location being underlain by a thin layer of glacial material on top of bedrock, almost all the precipitation will enter the tailings facility via runoff. Little groundwater seepage is expected unless a fault or shear zone are discovered in the bedrock.

Estelle Gold Project Initial Assessment - May 30th, 2023

The tailings pond is sitting in a valley bound on 3 sides with bedrock. The bottom of the valley consists of a thin veneer of moraine and glacial till. Water seeping from the dam will be collected at the foot of the dam. Unless the bedrock contains significant faults and fractures, it is expected that no un-diverted/uncontrolled seepage into groundwater to be non-existent. Further investigation into the hydrology of the area is warranted.

Process water that is discharged into the tailings pond makes up 18,216 m3/day. 12,720 m3/day will be reclaimed and sent back to the processing plant.

If water is not diverted around the perimeter of the tailings pond, then the tailings pond will need to discharge an average of 70,000 m3 of water per day to maintain constant water levels, all of which will require treatment prior to discharge into the environment. If water is diverted around the perimeter, the diverted water is not mine-affected and can be discharged without requiring treatment. If water is diverted, then the tailings pond will need to discharge an average of 13,200 m3 of water per day to maintain constant water levels in the tailings pond.

15.4	Stockpiles

Stockpiles will be located next to the Korbel Processing plant and will be subdivided into 16 sections according to year that the stockpile material will be accessed

15.5	Processing Plant

All plant site and infrastructure buildings and structures will be built and constructed to all applicable codes and regulations. The plant will be designed to comply with the requirements of the International Cyanide Management Code (ICMC). The process plant will be equipped with samplers and a metallurgical assay lab will be on site equipped to provide the required analysis of samples.

The process infrastructure will accommodate the following circuits:

●	Primary crushing station
●	Mineral sorting circuit composed of an on-conveyor bulk sorter, secondary crusher, and XRT particle sorters
●	Grinding circuit consisting of

○	Cone Crusher
○	HPGR
○	Ball mill
○	Hydrocyclone cluster

●	Flotation circuit and fine grinding
●	Thickening, leaching, and CIP circuit
●	Acid wash
●	Carbon stripping
●	Carbon regeneration
●	Electrowinning and refining
●	Cyanide destruction circuit

Estelle Gold Project Initial Assessment - May 30th, 2023

15.6	Buildings and Yards

Structures will be of modular, pre-fabricated construction placed on precast block concrete foundations where possible.

Structures and facilities to be installed on site include:

●	Administration
●	Laboratory
●	Warehouse
●	Maintenance Shop
●	Fuel storage
●	ANFO storage and explosives magazine
●	Processing plant
●	Electrowinning plant and vault
●	Water treatment plant

The administrative building will contain offices, meeting rooms, lunchroom, washrooms, men’s and women’s dry, lockers, a first-aid area and showers.

The assay lab will be located in a structure attached to the processing plant.

The warehouse and maintenance shop will be located east of the processing plant. A laydown and storage area has been reserved next to the warehouse.

The water treatment plant will be located at the foot of the tailings dam/waste rock dump.

15.7	Tailings and Waste Disposal

The design of the TSFs and associated water management facilities has accounted for the following:

●	No geosynthetic lining of the bottom of the facility to limit seepage
●	Staged development of the facility over the life of the Project
●	Flexibility to accommodate additional tailings if the resource increases, and
●	The increased seismic risks for dam design
●	Control, collection, and removal of water from the facility during operations for recycle as process water to the maximum practical extent and discharge to the environment as needed along with water treatment if needed.

The tailings will be a conventional TSF where the tailings are stored behind an embankment. A valley 1.2km north-east of the proposed mill location was chosen for the TSF. The valley is also located downhill from the mill and pit which will reduce pumping and construction material hauling costs.

Estelle Gold Project Initial Assessment - May 30th, 2023

The tailings embankment will be a cross-valley downstream type construction in combination with a waste rock pile. This combined construction method takes advantage of the waste rock that is normally generated to construct and reinforce the tailings dam, adding little to the cost that is normally associated with handling of overburden and waste material.

The dam will initially use a 2.5:1 downstream slope.

To fit the 57.1 Mm3 of tailings, the downstream dam at the base case location will need to be 150 m high at its highest point. The dam width will be 840 m at the end of mine life and will require 110,000 m3 of material for construction of the core, and 19.5 Mm3 of material for the dam itself. However much more material will be stored in front of the dam acting as reinforcement and as a waste pile: 224 Mm3 of material.

There is sufficient waste rock being stripped from Korbel pit to allow for the construction of the dam. Further reinforcement of the dam structure will be provided by the waste rock piles placed at the foot of the dam produced from Korbel pit run of mine waste and from the ore sorter rejected material.

Water diversion and treatment facilities are given in more detail in section 15.3.2.

15.8	Power

The electrical demand site-wide is estimated to be 26.2 MW. Breakdown of the power demands can be seen in Table 18-1. The site will be powered from the grid which sources most of its power from hydroelectric dams.

Table 15-1: Estimated power draw of main components

	Operating Load	Annual Power Consumption	Total Annual Cost
Equipment	MW	MWh/y	$USD
Crushing & Sorting Circuit	3.18	27,900	$4,743,000
HPGR & Ball Mill Circuit	13.74	120,400	$20,468,000
Floatation Circuit	1.20	10,600	$1,802,000
Fine Grinding	1.62	14,200	$2,414,000
Leaching Circuit	0.24	2,200	$374,000
Site Infrastructure	2.74	24,100	$4,097,000
TOTAL inc. 15% factor	26.2	229,512	$39,017,040

Estelle Gold Project Initial Assessment - May 30th, 2023

The power requirement has been broken down to the individual portions of the circuits within the processing plant. This was done due to the significant power draw required in each circuit and the remaining site infrastructure including offices, control rooms, and the tailings management facility (TMF). A final factor of 15% is applied in anticipation of peak loads and surges for the process load, however the power lines should be rated for a total of 40 MW to ensure total connected load is met.

The power was calculated using two main methods.

Simulation/First Principles - Individual equipment items were selected to fit the design throughput entering each process within the processing plant, with a maximum feed tonnage to the sorters of 14.9 Mtpa and of 6.35 Mtpa to the mill. The item design and power draw are sourced from Metso and Tomra, in the primary, secondary and tertiary crushing circuits.

Benchmarking - the flotation circuit and other site infrastructure was estimated through benchmarks from industry standards. Site infrastructure includes the tailings management facility (TMF).

A power substation will be built to step down the voltage to 660V.

The Study assumes power for the Project is obtained from power transmission lines which would feed into the State electricity grid, and the assumption has been made that the electricity supplier would provide the transmission lines to the Project site given the long length of the contemplated power purchase agreement.

16.	Market Studies

16.1	Gold Market and Price

There is a steady demand of gold from numerous buyers as it is a freely traded precious metal commodity on the world market. Therefore, gold forms a semi-predictable trend in market demand. Gold produced from Estelle can be sold to a variety of gold bullion dealers or smelters at spot prices on a competitive basis. There are numerous available gold purchasers both locally and internationally. Gold production from the Estelle Gold Project is likely to be sold on the spot market through marketing experts retained by or on behalf of Nova.

Nova expects that terms contained within any refining and sales contracts to be entered into would be typical of, and consistent with, standard industry practices. These contracts would be competitive to alternative contracts for the supply of gold (bullion and doré) elsewhere in the world.

Estelle Gold Project Initial Assessment - May 30th, 2023

16.1.1	Commodity Price Projections

Precious metal markets are highly liquid and readily sold on open markets around the world. The price of gold used in the economic analysis to estimate the project revenue in this technical report is US$ 1,800/oz. This estimate is to account for fluctuations with the gold price over the next 11 years. This price closely aligns with the three-year trailing average gold price of US$ 1821.25 as of March 2023 (Goldprice, 2023). The market trends over the last 3 years are shown in Figure 16-1.

Figure 16-1: Gold price 3 year trend (Goldprice.org)

The 10-year price fluctuations are shown in Figure 16-2. With the rise of demand for gold in the recent decade, the predictive price of gold at $1,800/oz is considered a reasonable estimate by the authors.

Estelle Gold Project Initial Assessment - May 30th, 2023

Figure 16-2: Gold price 10 year trend (Goldprice.org)

16.2	Contracts

There are no mining, concentrating, smelting, refining, transportation, handling, sales and hedging, forward sales contracts, or agreements currently in place for the Project that are relevant to this Technical Report. This situation is typical of a project that is still several years away from production.

17.	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

17.1	Introduction

This section outlines the environmental permitting requirements that apply to the Estelle Project (“The Project”) including the mine site and mine access road. It also describes the baseline environmental studies necessary to address the permitting requirements. Finally, it assesses some of the potential social and community issues involving the Project.

17.2	Environmental Assessment

This section outlines the major environmental resources in the Project area, gives a summary of any environmental baseline data collection done to date, and describes the work necessary to collect the remaining data necessary for permitting and National Environmental Policy Act (NEPA) analysis.

Estelle Gold Project Initial Assessment - May 30th, 2023

17.2.1	Wetlands

A complete delineation of the wetlands types in the Project area will be necessary to obtain the US Army Corps of Engineers (ACOE) permit under Section 404 of the Clean Water Act (wetlands permit). This is a critical authorization, as it is the only major federal authorization necessary for this Project and will trigger the NEPA review. A detailed field mapping program will be required.

17.2.2	Hydrology and Water Quality

Along with geochemistry, hydrologic information is crucial for permitting and mine design. The project will begin gathering this information as soon as practical. Gathering this information has three components.

1.	Hiring a mining-experienced hydrologist who will work with the project through mine design, the EIS process, and mine permitting.

2.	Establishing surface water sites for flowrate and water quality information. While streamflow data is gathered when water quality samples are taken, the project should establish a few streamflow sites with continuous monitoring equipment. Assuming personnel are on-site during the winter, the flowrate monitoring should continue through the winter. Water quality samples should be collected, initially, 3-4 times per year.

3.	Drilling hydrologic monitoring wells for aquifer delineation, transmissivity, and groundwater quality. Initially, at least one well should be located in the deposit area. Others will likely be needed to develop a hydrologic model or understanding of groundwater flow in the deposit area. As sites are identified for the tailings facility, one or more wells should initially be drilled in those locations as well.

17.2.3	Air Quality

The major issue with respect to air quality is expected to be control of fugitive dust. The Alaska Department of Environmental Conservation (DEC) requires a year of baseline meteorological data before applying for a minor air permit or a Prevention of Significant Deterioration (PSD) permit. A PSD permit also requires data on background air pollutants in the area. In addition to the year of baseline data collection, modelling and permit preparation can require another six months, and DEC can require roughly a year to process a PSD application. The air quality information required for DEC should be adequate for the NEPA submission.

17.2.4	Aquatic Resources

The Project has initiated an aquatic baseline data collection program in anticipation of project planning and environmental evaluation. Data collection was designed to establish baseline conditions of aquatic communities and water quality while quantifying natural variability of both, and to evaluate the overall health and productivity of the drainage. The sampling program includes the establishment of long-term biomonitoring sites and aerial and ground-based fish surveys. The goal of the aquatic baseline study is to collect data to support the NEPA evaluation and ADFG Fish Habitat Permit review and issuance.

Estelle Gold Project Initial Assessment - May 30th, 2023

According to ADFG’s Anadromous Fish Stream Catalogue, Portage Creek downstream from the deposit is used by King salmon for rearing. The catalogue also shows that the Skwentna River is used by King, Coho, and Sockeye salmon.

The waters close to the Project that are currently listed in the Catalogue are Portage Creek and Skwentna River, although our aquatic baseline program may result in additional waterbodies being listed in the Catalogue. A fish habitat permit will be required for any activity, such as a water withdrawal, in Portage Creek, or any other waterbodies where anadromous fish are discovered.

17.2.5	Wildlife

Though the Project may not be in a particularly sensitive area for wildlife, the impact of the Project on wildlife may be an important issue because of commercial and non-commercial big game hunting activity in the area, and some reliance on subsistence resources by residents. In addition, according to USFWS maps, the Project, there are no critical or endangered species habitat within or adjacent to the project area. However, wildlife information will be required to understand the project’s impact on Avian, large mammal, and subsistence resources. This information will be necessary for the required consultations with the USFWS and will be critical to ensure that the Project complies with the Endangered Species Act, Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. Project construction activities will be required to comply with timing restrictions for vegetation clearing during migration and nesting activities.

17.2.6	Cultural Resources

It is unknown whether there was significant, historic use of the area by Native peoples, or sites of other historic importance. The extent of cultural resources analysis will depend on the state and federal determination of whether there is a high potential for on-the-ground archaeological resources within the Project footprint.

17.2.7	Noise

The Project is located in a remote part of the state, characterized by relatively low ambient sound levels. Noise impacts from the operating mine are not anticipated for any nearby communities.

17.2.8	Land Use and Recreation

The mine area is on lands owned by the State of Alaska and managed by the Alaska Department of Natural Resources (DNR). Lands surrounding the project area are primarily owned by the State, with small parcels of privately owned recreational properties scattered throughout the region. There are no Federal lands within the Project area.

The mine-area itself is classified for Minerals in the DNR’s land-use plan for the area. Subunit R-07 in the Susitna Matanuska Area plan has the primary designation of Minerals. This designation indicates that DNR expects mineral development but indicates it should be managed in a manner that minimizes harm to anadromous streams with riparian buffers, avoid moose winter concentration areas, and protect the Iditarod Trail.

Estelle Gold Project Initial Assessment - May 30th, 2023

17.2.9	Life Cycle Assessment (LCA)

The environmental impacts of a particular product or service and the drivers of those impacts can be conducted via LCA. The large area along the life cycle of a product, or service where emissions are remarkable can identify. LCA helps to reduce the environmental impacts such as GHG emissions, energy, air quality, water consumption and water quality indicators of those products and services.

17.3	Environmental Authorizations and Permits

This section provides a list of the authorizations that will be required for the construction and operation of the Estelle Mine.

17.3.1	Existing Permits and Authorizations

The Project currently holds the following authorizations and permits under the Alaska Permit for Mining Activities (APMA) system which are valid through 2027:

●	Miscellaneous Land use Permit #3042, which authorizes hard rock exploration activities on the Project site. This permit is issued by the Alaska Department of Natural Resources (DNR) Mining Section.

●	Temporary Water Use Authorization, which authorizes water removal from surface waterbodies for exploration activities. This authorization is issued by DNR’s Water Section.

●	Fish Habitat Permit (and/or fish Passage Permit, which authorizes activities in fish-bearing waters, primarily for water withdrawal structures. This authorization is issued by ADFG’s Habitat Division.

●	Camp Permit, which authorizes the exploration camp. This permit is issued by DEC’s Division of Environmental Health, Food Safety and Sanitation Program.

17.3.2	DNR Plan of Operations, Reclamation Plan Approval, and Mill Site Lease

These three authorizations are DNR’s major authorizations for operation of the mine. The authorizations have considerable overlap.

The Plan of Operations approval balances the applicant’s right to extract the minerals with the mine’s effect on public resources. DNR has the authority under the plan of operations to stipulate changes in the design and operation of the mine to protect public resources. Subunit R-07 in the Susitna Matanuska Area plan has the primary designation of Minerals. This designation indicates that DNR expects mineral development but indicates it should be managed in a manner that minimizes harm to anadromous streams with riparian buffers, avoid moose winter concentration areas, and protect the Iditarod Trail.

Estelle Gold Project Initial Assessment - May 30th, 2023

The Reclamation Plan provides DNR authority to review operations to ensure that they comply with state’s law, AS 27.19.20: “A mining operation shall be conducted in a manner that prevents unnecessary and undue degradation of land and water resources and the mining operation shall be reclaimed as contemporaneously as practical with the mining operation to leave the site in a stable condition.” For hard rock mines, implementing DNR’s authority under the law typically requires them to review the mine’s plan of operations.

The law, AS 27.19.040, directs DNR to require a Reclamation Bond: “an individual financial assurance in an amount not to exceed an amount reasonably necessary to ensure the faithful performance of the requirements of the approved reclamation plan.” The bonding requirement overlaps DEC’s authority to require financial assurance under their waste management plan.

A mill site lease provides a surface authorization for mine facilities that are not located on the upland mining lease or mining claim. The mine facilities will be located on mining claims, as is typical of mining projects in the State. Therefore, a mill site lease is not required. A mill site lease requires an annual lease payment equal to the fair market value of the land.

17.3.3	Reclamation Bond

The Reclamation Bond is required by DNR under their Reclamation Plan and Dam Safety authorities, and by DEC under the authority of the solid waste permit.

Financial assurance is necessary to reclaim the site and to complete post-mining water quality treatment, water quality monitoring, and site maintenance. DNR typically administers the bond. The size of the bond is usually driven by any required water quality treatment. If post-mining water quality treatment is required, the issue will be the annual cost and the length of time such treatment will need to be continued.

17.3.4	DEC Air Quality Permit

The construction, modification, and operation of mining facilities that produce air contaminant emissions require a state Air Quality Control Permit to Construct, and a separate Air Quality Control Permit to Operate. Generally, air quality must be maintained at the lowest practical concentrations of contaminants specified in the Ambient Air Quality Standards of 18 AAC 50.020(a).

DEC requires a minor air permit for ambient air emissions above certain thresholds. If the modeling shows that the total emissions and changes in air quality are above the threshold that requires a permit but below certain other standards, the minor air permit will require best management practices for equipment, and facilities (such as maintenance of the road and methods to minimize dust from operations). If emissions are above these standards, a much more complicated Prevention of Significant Deterioration (PSD) permit is required.

One of the minimum thresholds for a minor air quality permit is the presence of a crusher with the rated capacity of more than 5 tons/hr, therefore an air quality permit will be required.

Estelle Gold Project Initial Assessment - May 30th, 2023

Air permit processing is typically independent of the NEPA schedule and other permits. DEC will not allow construction of the mill to begin before the air permit is issued.

The air permit requires roughly a year for acquiring the baseline data, and roughly 18 months to two years to prepare the permit application and for DEC to process the permit.

17.3.5	DEC APDES Permit

DEC authorizes effluent discharges under its Alaska Pollutant Discharge Elimination System Permit (commonly called APDES Permit). DEC requires characterization of the discharge and receiving water. The characterization requires water quality and flowrate information.

To comply with regulations, the baseline environmental studies will include hydrologic studies, and presence and identification of fish in the receiving waters.

17.3.6	DEC Solid Waste Management Permit

The major issue with respect to the tailings and waste rock is the potential for acid rock drainage and metals leaching. Geochemistry and hydrologic investigations will be required before DEC issues these permits.

A solid waste permit is required for the tailings facility. DEC has the authority under the Solid Waste Permit to require financial assurance from the company. This requirement overlaps DNR’s authority to require a reclamation bond under its reclamation authorities, and a dam maintenance bond under its Dam Safety Program. DNR and DEC jointly determine the bond and DNR typically administers the bond.

DEC also has the authority but not the mandate to require a solid waste permit for the placement of waste rock. DEC typically only requires a solid waste permit for waste rock if the rock has the potential to generate acid rock drainage or significant metals leaching. If these do not occur, DEC may determine that DNR’s Plan of Authorization approval provides adequate oversight for the waste rock placement.

DEC also requires a solid waste permit for the disposal of inert wastes from construction, ash from incineration, etc.

17.3.7	U.S. Army Corps of Engineers Wetlands Permit

The U.S. Army Corps of Engineers (ACOE) permit under Section 404 of the Clean Water Act requires an authorization (wetlands permit) before allowing discharge of fill into waters of the United States, including wetlands. The wetlands permit is expected to be the only major federal permit for the Project. Activities that may require a wetlands permit include road or bridge construction, construction of dams for tailings or water storage, and stream diversion structures. The ACOE is responsible for determining consistency of the proposed action with Clean Water Act, Section 404 guidelines. Under Section 404(c), the EPA has review authority over the ACOE 404 permit decisions.

Estelle Gold Project Initial Assessment - May 30th, 2023

The ACOE provides detailed methodology for identification of wetlands under federal jurisdiction. DEC must certify that the ACOE permit meets state water quality standards.

Over the last decade, the ACOE also requires mitigation for wetlands affected during mine development, even if the reclamation plan will restore the wetlands after mining. Mitigation is proportional to the wetland disturbance area. The ACOE uses a hierarchy of mitigation strategies, beginning with restoring affected wetlands, then on to repairing nearby wetland impacts or enhancing low-functioning wetlands, then to monetary compensation.

17.3.8	Right-of-way

The access road to the site is planned to be constructed and operated by the state, with a toll paid to the state. Part of the access road may be made available for public use, except for the final 10 to 20km which will require a right-of way.

17.3.9	DNR Water Right or Temporary Water Use Authorization

A water right or temporary water use authorization from DNR is required before taking a significant amount of water. DNR conditions those permits to protect other water right holders, other water users, or the presence of fish habitat; none of which is likely to be a problem for the Project. A water right is a long-term or permanent property right to the water. A temporary water use authorization is for a use of less than 5 years. Typically, a mine will require water rights for their permanent use of water, such as for processing, and temporary authorizations for some other uses, such as road building or other construction uses.

A significant amount of water is defined in regulation (11 AAC 93.970) as more than 5,000 gallons per day from a single source; recurring use of more than 500 gallons per day for more than 10 days per year from a single source, or the non-consumptive use of more than 30,000 gallons of water per day from a single source, or any water use that might adversely affect the water rights of other appropriators or the public interest.

17.3.10	DNR Materials Sale

Most sand and gravel for building the road will presumably be taken from the nearby state land. Material from the road right-of-way and from the mining claims may be used on the mining claims or road without a sale without payment. Material from outside mining claims and outside the right-of-way require a materials sale and payment to DNR. A material sale on state land requires public notice.

17.3.11	DNR Mining Lease

A mining lease consolidates mining claims into a single lease. It is not a permit or authorization; it differs from the authorizations in this report in that it only consolidates the private property rights of the multiple mining claims into a single legal vehicle – the mining lease. It does not change the underlying property right. A mining lease requires public notice.

Estelle Gold Project Initial Assessment - May 30th, 2023

17.3.12	DEC Stormwater Plan

The Clean Water Act requires control of stormwater. A mine (or exploration site) is required to have a stormwater plan to control the discharge of stormwater. Stormwater includes runoff from roads, and other locations within the mine that are not a part of the active mine area and should not have mine leachate or other chemicals. Water from adits, tailings piles, mine areas, etc. is classified as process water and may only be discharged under the APDES discharge program (described in section 20.3.5). Stormwater plan has less stringent requirements than does an APDES permit. DEC administers the program under the supervision of the US Environmental Protection Agency (EPA). These plans are not publicly noticed, but DEC may review the proposed stormwater plan and may inspect the facility for compliance with an approved plan.

17.3.13	ADFG Fish Passage Permits

The ADFG issues fish passage permits under AS 16.05.841 for work within the ordinary high-water mark of fish streams that are not listed in ADFG’s Anadromous Fish Stream Catalogue. The criterion for the permit is to ensure that the work does not block fish passage. For road crossings the agency will require some basic hydrologic information to assure that a bridge or culvert is appropriately sized.

ADFG also requires a fish habitat permit for any activity in waters that are listed in the Anadromous Fish Stream Catalogue (AS 16.05.871). The waters close to the Project that are currently listed in the Catalogue are Portage Creek and Skwentna River, although our aquatic baseline program may result in additional waterbodies being listed in the Catalogue. A fish habitat permit will be required for any activity, such as a water withdrawal, in Portage Creek, or any other waterbodies where anadromous fish are discovered. An examination of Portage Creek upstream and downstream of the project site will be required.

17.3.14	NOAA Fisheries Essential Fish Habitat

The National Oceanic and Atmospheric Administration Fisheries agency (NOAA Fisheries), under authority of the Magnuson-Stevens Act, may require that federal agencies condition their permits to protect essential fish habitat. The Act requires cooperation among NOAA Fisheries and other federal agencies to protect, conserve, and enhance “essential fish habitat”. Congress defined essential fish habitat for federally managed fish species as “those waters and substrate necessary to fish for spawning, breeding, feeding, or growth to maturity.” NOAA Fisheries does the essential fish habitat consultation as a part of a federal permit evaluation. Thus, NOAA-recommended stipulations would be applied to the ACOE wetland permit.

17.3.15	FWS Bald Eagle Protection Act; Migratory Bird Treaty; and Threatened and Endangered Species Act

The US Fish and Wildlife Service (FWS), under authority of the federal Bald Eagle Protection Act, will require identification of eagle nest, roost, and perch trees.

Estelle Gold Project Initial Assessment - May 30th, 2023

Under authority of various migratory bird treaties, the FWS may advise federal agencies to condition their permits to ensure that a project is consistent with various treaties concerning migratory birds.

Finally, the FWS has authority over certain threatened and endangered species. FWS mapping shows that there are no threatened or endangered species within the project area.

Like the NOAA Fisheries Essential Fish Habitat, a separate authorization is not required. However, the federal agencies have the authority to require conditions on the ACOE wetlands permit. These consultations occur as a part of the NEPA process, and the information generated for the NEPA analysis should be adequate.

17.3.16	U.S. Army Corps or DNR Cultural Resources

The cultural resource analysis will be required for ground disturbance that could damage archaeological artifacts. The state and federal governments have overlapping jurisdiction over protection of cultural resources. For activities authorized by the state, it is the State Historic Preservation Office (SHPO) within DNR’s Division of Parks and Outdoor Recreation. Because a wetlands permit will be required, the lead federal agency is the ACOE. The ACOE will coordinate evaluation of cultural resources with SHPO. The agencies will require a cultural resources analysis and possibly an on-the-ground survey if they determine there is a likelihood of historic or pre-historic cultural resources affected by the Project.

U.S. Army Corps of Engineers; National Historic Preservation Act

Section 106 of the National Historic Preservation Act requires review of any project funded, licensed, permitted, or assisted by the federal government for impact on significant historic properties. The agencies must allow the SHPO and the Advisory Council on Historic Preservation, a federal agency, to comment on a project. Following that review, the ACOE has the authority to require stipulations on federal permits, generally the Wetlands Permit, to protect cultural resources. The stipulation may require that an applicant protect the physical integrity of the cultural resource, or that the applicant ensure that the information from the cultural resources is gathered before an effect takes place, or that another means is used for protection. If there were no wetlands permit, there would be no ACOE jurisdiction over this issue and the cultural resources would be regulated by the state.

State Historic Preservation Act

The Alaska Historic Preservation Act, AS 41.35, contains a provision similar to Section 106, which mandates that any project with state involvement be reviewed in a similar manner. It gives the SHPO similar jurisdiction to the ACOE for state permits.

Through the permit review process, SHPO staff work with federal and state agencies during the early stages of project planning to protect cultural resources. They do this by providing information on the location of known sites and information from cultural resources surveys previously done in an area.

Estelle Gold Project Initial Assessment - May 30th, 2023

The state mitigation required under the Cultural Resources authorizations will most likely be applied to the DNR Plan of Operations. The state mitigation should satisfy both state and federal governments. However, it is possible that some mitigation may be applied to the Corps of Engineers Wetlands Permit.

17.3.17	Other DEC Wastewater Permits

DEC must authorize the discharge of wastewater into or upon all waters and land surfaces of the state. Any discharge for which an APDES permit is not required (such as a land application of mine wastewater) will require a separate permit from DEC.

17.3.18	DNR Dam Safety Permit

Dam safety permits can be technically complex and will be required for a tailings storage dam.

DNR’s Division of Mining, Land and Water must issue a “Certificate of Approval to Construct” and a separate “Certificate of Approval to Operate” a dam. These authorizations are required for dams that are greater than 10 feet higher and hold back more than 50 acre-feet of water; any dam more than 20 feet high; or any dam that the department determines may pose a threat to lives or property. These certifications involve a detailed engineering review of the dam’s design and operation.

The background information is the same needed for a competent dam design: relevant hydrology and geotechnical information. Public notice is not required. Application for this authorization may be made during the EIS processing period or after the major permits are signed, but typically the dam designs are reviewed concurrently with DEC’s waste management permit and DNR’s Plan of Operations Approval.

17.3.19	Alaska’s Large Mine Permitting Process

Federal requirements under the National Environmental Policy Act (NEPA) provide the structure for Alaska’s Large Mine Permit Process. This section outlines the NEPA procedures and expected schedule as they likely apply to the Project.

Estelle Gold Project Initial Assessment - May 30th, 2023

17.3.20	NEPA Overview: EA or EIS

The National Environmental Policy Act (NEPA) requires federal agencies to incorporate environmental considerations into decision-making. All major federal actions require a NEPA analysis, and the wetlands permit from the U.S. Army Corps of Engineers (ACOE) constitutes a major federal action under the law. Consequently, Estelle will require a NEPA analysis: either an Environmental Assessment (EA) or the Environmental Impact Statement (EIS).1

An EA must determine whether the Project, including the mine, road, and mill, would significantly affect the environment. If the answer is “no”, the agency issues a “Finding of No Significant Impact (FONSI)”. The FONSI may address measures that an agency will take to mitigate potentially significant impacts. If, on the other hand, the EA determines that the environmental consequences of a proposed federal undertaking may be significant, an EIS is prepared.

Most hard-rock mines in Alaska have required an EIS: Red Dog Mine, Greens Creek Mine, Pogo Mine, and Kensington Mine. The Nixon Fork, and Rock Creek mines were authorized under an EA. The Illinois Creek Gold Mine and the True North Gold Mine did not require any significant federal permit, (no wetlands) and consequently there was no major federal action and no NEPA analysis. The decision whether to require an EA or EIS will be made by the lead federal agency (likely the ACOE) after permit applications are submitted.

Both an EA and an EIS will require public notice, typically two rounds of public notice. The first round is for scoping (identifying issues specific to that Project for analysis by the EA/EIS), and the second on the draft document.

Lead Agency. The lead federal agency prepares the NEPA analysis, EA or EIS, usually using a 3rd-party NEPA contractor, paid for by the applicant. Since the ACOE is the only federal agency with permit authority in the Project, it will be the lead federal agency – the agency that supervises the NEPA analysis and makes the decision about whether an EA or EIS is required.

Cooperating Agencies. A federal, state, tribal or local agency having special expertise with respect to an environmental issue or jurisdiction by law may be a “cooperating agency” in the NEPA process. A cooperating agency has the responsibility to assist the lead agency by participating in the NEPA process at the earliest possible time; by participating in the scoping process; in developing information and preparing environmental analyses including portions of the environmental impact statement concerning which the cooperating agency has special expertise; and in making available staff support at the lead agency’s request to enhance the lead agency’s interdisciplinary capabilities.

The EPA and the State of Alaska are usually cooperating agencies in hard-rock mine project EISs and would likely serve in this role for the Estelle NEPA process. More and more, the FWS has been a cooperating agency in Alaska EISs, and there is a high likelihood that they will be cooperators here as well.

1 Technically, there is a third category of environmental analysis in addition to an EA or EIS. There are small-scale activities which qualify for a categorical exclusion from NEPA analysis. Estelle will not qualify for a categorical exclusion, and so this category is ignored in this report.

Estelle Gold Project Initial Assessment - May 30th, 2023

In recent years, the lead federal agency has typically invited potentially affected tribal governments to be cooperating agencies. Recent efforts indicate that the ACOE may instead consult with the tribes separately, but not integrate them into the process as cooperating agencies.

The State of Alaska is particularly critical cooperating agency. The State’s participation is coordinated by DNR’s Office of Project Management and Permitting (OPMP), who will represent all the relevant state agencies during the process.

State Agency Process. Alaska state agencies use the Alaska Large Mine Permitting Process (LMPP) to work with the federal agencies and to issue state decisions on a mine. LMPP is voluntary process, paid for by the applicant, and is run by DNR’s OPMP. The process has significant advantages, and every hard-rock mine project in Alaska has used it. Using the LMPP for mine permitting, rather than relying solely on individual permit staff will ultimately decrease permitting costs by making the overall permitting process more efficient.

Once the applicant begins the process, OPMP assigns a project coordinator and creates a permitting team with members from all of the pertinent state agencies. Frequently, federal agencies use the LMPP to coordinate their involvement as well. The ACOE is familiar and supportive of the state process. Other federal agencies that may use the process include the FWS, NOAA Fisheries, and EPA. Also, the project coordinator works with the applicant to coordinate the public process, and so the public can go to one point-of-contact for the Project.

The advantage of Alaska’s LMPP is that it is more efficient for the agencies, the public, and the applicant. This is especially true for a project with a significant public process component, with significant technical issues, and one involving an EIS. The advantages for a company are:

●	There is a lead state official who is responsible to the company for an efficient process. If there is a problem, this official is responsible to see that it is solved;

●	The team approach should minimize contradictory direction from different agencies;

●	The team approach should minimize overlapping data requirements — one data program should satisfy all team members;

●	By using the team to work through mine design questions, it minimizes negative interactions between mine design and permitting; and

●	The public has a single point-of-contact: the project coordinator.

For projects involving an EIS, there is often another advantage as well. The federal EIS team frequently involves people who do not know Alaska. A LMPP project team has enough respected expertise to help ensure that odd or impractical ideas are eliminated quickly without derailing the process. The LMPP project team provides an avenue to help control rumors that can otherwise become “officially sanctioned” by repetition from un-knowledgeable agencies.

NEPA Schedule. With a good quality application based on adequate environmental baseline data, an EA can frequently be completed within a year. Hard-rock mine EIS processes in Alaska have taken significantly longer than that. Pogo required 3-1/2 years from the time of application (i.e., excluding the time to collect baseline environmental information); the Kensington Supplemental EIS required just more than three years from the time of the application to the Record of Decision.

Estelle Gold Project Initial Assessment - May 30th, 2023

Permitting Schedule. The ACOE must complete the EA or EIS before it can issue its Section 404 wetlands permit (the only major federal authorization necessary for the Project). The ACOE must wait at least 30 days after finalizing the EA or EIS before it can first issue its Record of Decision, and then issue the wetlands permit. For planning purposes, 120 days should be budgeted for issuance of the wetlands permit after the EA or EIS is finalized.

A major focus of Alaska’s LMPP is to coordinate the processes for all the state permits so that they can be issued concurrently with, or as soon as possible after, the completion of either the EA or the EIS. It is expected that all state authorizations should be issued prior to, or concurrently with, the federal wetlands permit.

17.4	Closure and Reclamation

At the end of mine life, the mine will be closed and reclaimed in accordance with state laws and regulations. The primary authorities that set closure requirements are 1) DNR Reclamation Plan Approval, 2) ADEC Waste Management Permit, and 3) DNR Dam Safety Certification for any jurisdictional dam structures. These authorizations are described in more detail in Section 20.3.

17.4.1	Solid Waste Management Permit

A Solid Waste Permit from DEC is required for the tailings facility and may be required for the placement of waste rock. This permit will have closure requirements, primarily focused on ensuring long-term water quality meets state and federal standards. If necessary, this permit will require long-term water treatment and monitoring. DEC has the authority under the Solid Waste Permit to require financial assurance from the company.

17.4.2	Dam Safety Certification

DNR will require a Dam Safety Certification for any jurisdictional dams necessary for this Project, which would include dams for a wet tailings management facility. The Dam Safety Certification would include requirements for closure, either complete decommissioning, or provisions for care and maintenance. The Certification would include requirements for bonding/financial assurance to cover the costs of closure for the dams.

18.	Capital and Operating Costs

The capital and operating cost estimates presented in this scoping study are based on the development, construction and start-up of an open pit mine, processing plant and tailings management facility to handle a maximum mine production capacity of 39,500,000 tpa. The capital and operating cost estimates for this scoping study were conducted in 2023 US dollars (USD) unless otherwise stated. All costs for the scoping study are estimated as of the effective date of this Technical Report. All cost projections are referenced on a nominal 2023 US dollar basis.

Estelle Gold Project Initial Assessment - May 30th, 2023

The economic analysis contained in the scoping study is considered preliminary in nature. No indicated mineral resources from part of the scoping study and no mineral reserves for the scoping study have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the scoping study will be realized. The scoping study may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

18.1	Basis of Estimate

Nova Minerals engaged ABH Engineering Inc. to provide estimates for various cost portions of this project. Mining, tailings management, and closure costs, processing and infrastructure cost estimates were provided by ABH Engineering Inc. All cost information was consolidated to determine the overall capital cost for the project.

The capital cost estimates developed in this scoping study are considered Class 4 estimates per the American Association of Cost Engineers (AACE) requirements and have an accuracy range of -30%/+50%. Estimate accuracy ranges are projections based upon cost estimating methods and are not a guarantee of actual project costs. The capital cost estimate of this scoping study forms the basis for the approval of further project development by means of a PFS and includes all costs to develop and sustain the project at a commercially operable status. This estimate was developed with a base date of first-quarter 2023 and does not take into consideration any escalation beyond this date.

The following are not included in the capital cost estimate:

●	Working capital
●	Currency fluctuations
●	Interest and financing costs
●	Project sunk costs (exploration programs, studies, etc.)
●	Escalation cost beyond first-quarter 2023
●	Supplemental costs due to accelerated or delayed deliveries of equipment, materials or services resulting from a change in project schedule
●	Hiring and relocation
●	Lost time or risks due to environmental issues (severe weather conditions), permitting delays, labor disputes or force majeure occurrences

General and Administration (“G&A”) items are calculated estimates or have been included as an allowance. Operating costs were estimated using cost models, budgetary quotations from suppliers, laboratory test work, general knowledge, in-house data, and experience of past projects.

Estelle Gold Project Initial Assessment - May 30th, 2023

18.2	Estimating Structure

The cost estimate was divided into the following major phases:

Pre-Production (initial) Capital Costs – comprises of all costs incurred to develop the property to production at the designed yearly production of 39,500,000tpa of waste and ore, and maximum mill capacity of 6,350,000 tpa.

Sustaining Capital Costs – comprises of all costs incurred with respect to a partial mining fleet replacement in year 10 of operation. An additional cost of mill expansion with the addition of ore sorters in years 1 and 11 is also classified as sustaining capital.

Operating Costs – comprises of all costs after production begins.

Closure costs – comprises of all costs related to the closure, reclamation, and ongoing monitoring of the mine, at the end of production and are incurred in year 18.

18.3	Capital Cost Estimate

18.3.1	Mining Capital Costs

Infrastructure is described in Section 15 of this report. The capital cost of infrastructure facilities needed for the project was estimated by ABH. The cost of mine infrastructure is estimated at $41,790,000. The total capital cost of mine equipment is estimated to be $81,110,000. (See Table 18-1)

The capital cost of constructing the road from Korbel to RPM is estimated to be $25,600,000.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 18-1: Equipment capital costs

Equipment	Model	Cost Per Unit	# of Units	Total Cost
Excavator	CAT 6040	$5,350,000	2	$10,700,000
Front End Loader	CAT 992K Wheel Loader	$2,215,000	1	$2,215,000
Haul Truck	CAT 785 Off Highway Truck	$2,550,000	20	$51,000,000
Dozer	CAT D10T2 Track Dozer	$1,400,000	3	$4,200,000
Grader	CAT 18M Motor Grader	$1,200,000	3	$3,600,000
Water Truck	CAT 777 Water Truck	$575,000	2	$1,150,000
Rubber Tired Dozer	CAT 844 Wheel Dozer	$1,200,000	2	$2,400,000
Backhoe	CAT 320 Medium Excavator	$500,000	1	$500,000
Blasthole Drill	Epiroc DM45 Rotary Drill	$825,000	3	$2,475,000
Pre-Split Drill	Epiroc DM45 Rotary Drill	$400,000	1	$400,000
Stemming Loader	CAT 903D Compact Wheel Loader	$80,000	1	$80,000
Transport/Lowboy		$500,000	1	$500,000
Lube & Fuel Truck		$120,000	2	$240,000
Service Truck		$60,000	3	$180,000
Light Vehicles		$30,000	20	$600,000
Heavy Crane		$450,000	1	$450,000
Light Crane		$300,000	1	$300,000
Light Plant		$6,000	20	$120,000
Total				$81,110,000

18.3.2	Processing Capital Costs

The process plant is described fully in Section 15.5 of this report. The design and capital costs of the process plant have largely been based on ABH’s experience of recent projects. The processing cost estimates are based on material and equipment costs from take-offs and equipment lists. The equipment list for this project was developed with equipment sizes, capacities, motor power, and corresponding costs adjusted to match the project requirements for the proposed processing facility. Major processing equipment and material pricing were obtained from previous project vendor quotations. All the costs for processing infrastructure and processing capital expenditures were incurred in the pre-production year. The processing capital costs are estimated to be $125,280,000 including setup and commissioning costs including a 10% contingency.

The total capital cost of process infrastructure facilities is estimated to be $78,500,000. This includes the tailings management facility, roads, and power transmission lines.

Estelle Gold Project Initial Assessment - May 30th, 2023

18.4	Operating Cost Estimate

Operating cost estimates in this scoping study include the mining, process plant, infrastructure, and general and administrative (G&A) costs. The operating cost estimate was compiled using a combination of quotations, industry factors, database costs, and directly related project experience. The estimate was benchmarked against similar operations.

The total operating unit cost is estimated to be $11.62 per tonne of ore mined for the life of mine. Table 18-2 summarizes the costs for the total LOM, average annual tonnage through process, and unit operating estimates. All operating costs are expressed in first-quarter 2023 US dollars. No allowance for inflation has been applied.

Table 18-2: OPEX breakdown

Operating Costs	Average Annual ($M)	Average Annual Tonnage Through Process (Mt)	$/t Ore Mined	$/t Through Process		LOM Total ($M)	LOM Total Through Process (Mt)
Mining	$65.1	37.4	$4.81	$1.65	*	$1,112.7	679.6
Transportation From RPM	$6.1	1.6	$0.48	$3.95		$110.4	28.0
Particle Sorting	$6.5	8.9	$0.51	$0.73		$117.0	160.3
Milling and Flotation	$43.0	6.0	$3.35	$7.14		$774.6	108.5
Fine Grind and Leach	$8.5	0.5	$0.66	$16.91		$152.1	9.0
Stockpiling	$1.1	5.6	$0.09	$0.20		$20.3	101.6
G&A	$16.7	12.9	$1.30	$1.30		$300.8	231.4
Total	$149.4		$11.20	$31.88		$2,580.0

*Mining cost of US$ 1.65 per tonne mined is used in the economic analysis for this report. This value is a client assumption, local knowledge, previous reports and comparable mines as estimate and analysis below.

Estelle Gold Project Initial Assessment - May 30th, 2023

Mine	Tonnes moved
Fort Knox	91 Mt/a
Estelle (2)	37.7 Mt/a
Masquite	23 mt/a
Eagle Gold Mine	26.2 mt/a

$1.16
$1.65
$1.79
$3.31 (1)

cost curve (on economies of scale)

Figure 18-1: Mining cost of comparable mines

Notes:

(1) operating cost deficiencies with wrong HLP lining and generators
(2) Average LOM (includes stockpiling)

Source:

https://vgcx.com/site/assets/files/7042/vgcx-_2023_technical_report_update_nr_final.pdf
http://s2.q4cdn.com/496390694/files/doc_downloads/technical_reports/2015TR-FortKnox.pdf
https://www.equinoxgold.com/wp-content/uploads/2023/01/2020-Mesquite.pdf

Processing operating costs span the operation and maintenance of processing facilities, including all gold recovery activities to produce gold doré on site. It covers expenses related to process plant labor/personnel, consumables (reagents, grinding media, etc.), power/energy consumption, and process plant equipment maintenance for crushing, grinding, leaching, carbon handling, gold refining, and tailings disposal.

Estelle Gold Project Initial Assessment - May 30th, 2023

18.4.1	General and Administration Costs

General and Administrative (“G&A”) costs comprise of costs not directly linked to the production of gold. Cost items estimated under G&A were based on previous experience alongside benchmarking with similar projects. G&A costs comprise the following categories:

●	Administration, site services, and water treatment plant labour.
●	On-site items such as: health and safety, environmental, human resources, insurance (physical plant, earthquake etc.), legal, external consulting, IT, communications, office supplies, site service equipment operation and maintenance, and employee transportation to and from site.

The total G&A unit operating cost is estimated to be $1.30 per tonne of ore mined.

18.5	Sustaining Capital Cost Estimate

Sustaining capital costs will be incurred in year 10 to replace the aging mining fleet. Table 18-3 lists the equipment that will be purchased.

The total for the mining equipment cost for the partial fleet in year 10 is $52 million.

A separate cost associated with the purchase of ore sorters is estimated at $73,960,000 including setup, commissioning and a 10% contingency. This cost is split between year 1 and year 11 to reflect the construction and expansion of the facility based on an increasing tonnage coming from Korbel.

Total sustaining capital costs are US$126 million.

Table 18-3: Sustaining mining equipment capital costs

Equipment	Model	Cost Per Unit	# Units	Total Cost
Excavator Primary	CAT 6040	$5,350,000	2	$10,700,000
Haul Truck Primary	CAT 785 Off Highway Truck	$2,550,000	14	$35,700,000
Dozer Primary	Caterpillar D10T2 Track Dozer	$1,400,000	2	$2,800,000
Blasthole Drill	Epiroc DM45 Rotary Drill	$825,000	3	$2,475,000
Pre-Split Drill	Epiroc FlexiROC D50	$400,000	1	$400,000
Stemming Loader	Caterpillar 903D Compact Wheel Loader	$80,000	1	$80,000
Total				$52,155,000

Estelle Gold Project Initial Assessment - May 30th, 2023

18.6	Indirect Costs

As is characteristic of a scoping level study, lump sum allowances or factors have been used to calculate indirect costs. At this level, most resourcing and contract strategies are not defined, hence rational and conventional assumptions have been made based on experience with similar projects. Cost items covered within this estimate include construction field indirects: camp and catering, freight and logistics, vendor representatives, capital spares, start-up commissioning, and first fills of plant reagents.

18.7	Contingency

Contingency costs refer to any unexpected costs within the scope of work that cannot be clearly quantified when conducting the estimate but may emerge during execution of the project. They do not include any allowance for project risks such as changes to scope of work, schedule delays, weather-related hindrances, and design changes. Contingencies are expected to be spent during project execution.

For a sufficient contingency estimate, ABH reviewed the total capital cost estimate and grouped the major project work items in terms of level of definition and costs. The nature of how the costs were established for labor, materials, and equipment, contingencies were allocated to each of the work items dependent on the level of confidence. The overall contingency cost for the project is estimated at 10% of the project’s pre-production capital costs (direct and indirect costs).

18.8	Closure Costs Estimate

Closure costs will be incurred at the end of mine life in year 18. Closure and reclamation costs include: dismantling of facilities, re-contouring of waste dumps, an allowance for ongoing water quality monitoring, coverage of the tailings facility with a geomembrane, and coverage of tailings facility and waste dumps with soil. These costs are estimated at $10,960,000.

19.	Economic Analysis

This Initial Assessment report is preliminary in nature and includes the use of some inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them. Since the economics considerations do not classify the resources as mineral reserves, there is no certainty that the results of this report will be realized. The results in this report are based on the entity’s current expectations of future results or events and should not be solely relied upon by investors when making investment decisions. Further evaluation work and appropriate studies are required to establish sufficient confidence that the report results will be met.

An economic assessment of the Estelle Gold Project was performed to estimate annual cash flows and sensitivities of the project.

Estelle Gold Project Initial Assessment - May 30th, 2023

Sensitivity analyses were performed for variations in the gold price, capital costs, operating costs, Mill feed grade, discount rate, and mill recovery to determine each variable’s relative significance as a project value driver.

This technical report contains forward-looking information that is susceptible to several risks, uncertainties, and factors that may result in differences between the evaluation presented in this economic analysis and the real results. Information such as the mining cost, proposed mine production plan, projected recovery rates, mineral resource estimates, risks regarding capital and operating expenditures, environmental uncertainties, and project completion schedule all may cause the actual results to differ from those presented here.

19.1	Assumptions and Basis

All costs in the economic analysis are presented in first-quarter 2023 US dollars, at a constant dollar base, with no provision made for inflation or escalation. LOM tonnage and grade estimates are outlined in Table 19-1 below.

Table 19-1: LOM Estimates and Inputs

Description	Unit	Value
Mine Life	Years	17
Total Ore	Mt	231.4
Strip Ratio	w:o	1.9
Mining rate	Mt/a	39.5
Processing Rate - Mill	Mt/a	6.35
Maximum Processing Rate - Sorters	Mt/a	14.9
Average Gold (Au) Head Grade	g/t	0.391
Gold (Au) Payable	LOM koz	2,253
	Average koz/a	133

Other economic factors used in the analysis include:

●	Nominal 2023 US dollars
●	Gold Price of US$1,800/ oz
●	Discount rate of 5%
●	No inflation applied
●	Numbers are presented on 100% Ownership and do not take into consideration management fees or financing costs. Royalties are 0% in this economic analysis.
●	Produced gold is assumed sold in the same year of production
●	Closure cost of $10,964,000

Estelle Gold Project Initial Assessment - May 30th, 2023

19.2	Revenues & NSR Parameters

Project revenue is derived from the sale of gold doré into the international marketplace. Presently, no contractual arrangements for refining exist. However, the parameters used in the economic analysis were verified against other industry comparable projects. Gold production and sale is assumed to begin in Q1 of year 1 and continue through to year 18.

lists the market terms used in the economic analysis. A total of 2,253koz of gold is projected to be produced over the LOM.

Table 19-2: Market Terms of Economic Analysis

Assumptions	Unit	Value
Average Gold (Au) Recovery Grade Control	%	86.1
Gold (Au) Recovery Flotation	%	95.4
Gold (Au) Recovery Leach	%	92.5
Gold (Au) Payable	%	99
Royalties	%	0

19.3	Taxes

The Estelle Project will be subject to the following tax regime:

●	21% federal income tax rate
●	9.4% Alaska State corporate tax rate
●	7.0% State Mining License tax rate; and
●	Alaska State Mineral Exploration Expense Credit.

It should be noted that within the report taxes were not accounted for and thus not reported.

19.4	Results

The Study has confirmed that an initial gold mining and processing operation at the Project presents a technically and commercially viable development opportunity with positive financial metrics over an initial mine life of 17+ years, with capital payback in the first year (11 months) of the Project. A summary of the initial mining and financial evaluation is provided in Table 19-3 below.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 19-3: Key study outcomes and assumptions

Production Physicals		
	Units	**Report Results**
Life of Mine (LOM)	Years	17+
Ore Mined	Mt	231
Mine Grade	Au g/t	0.40
Strip Ratio	W:O	1.90
Ore Milled	Mt	108
Mill Grade	Au g/t	0.73
Gold Recovery	%	88.3
Avg. Annual Au Production	Koz	132
Total Au Production	Koz	2,253
Financials and Key Assumptions in USD$		
Capital Payback	Yrs	0.9
$NPV_{5\%}$	$M	654
IRR	%	53.3
Pre-Production Capital Costs	$M	385
Sustaining Capital Costs	$M	126 **
Gold Price	$/oz	1,800
Revenue	$M	4,055
Operating Costs	$/t	11.20
AISC – Year 1	$/oz	510
AISC - LOM	$/oz	1,149
Free Cash Flow	$M	945

** Sustaining capital will be in years 1, 10, and 11 (See Table 1-5)

Estelle Gold Project Initial Assessment - May 30th, 2023

A 5% discount rate was applied to the cash flow to derive the NPV for the Project on a pre-tax basis. The pre-tax NPV is discounted at 5% which results in $ 653,876,000. The expected internal rate of return (IRR) is 53.3% with a payback period is 11.3 months. The full output of the results are shown in Table 19-.

Table 19-4: Tabulated optimization results

Estelle Gold Project Initial Assessment - May 30th, 2023

Estelle Gold Project Initial Assessment - May 30th, 2023

The economic cash flow model for the project over the LOM is depicted in Figure 19-1.

Annual Cash Flow Profile

(USD $M Undiscounted)

1,000
800
600
400
200
0
-200
-400
Net Cash Flow (USD $M)

	Y 0	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14	Y 15	Y 16	Y 17	Y 18
Net Cash Flow (USD $M)	-398	424	134	107	81	61	52	99	66	50	-15	-8	94	53	26	17	59	43	0
Accumulated Cash Flow (USD $M)	-398	26	160	267	348	409	461	560	626	676	661	653	747	800	826	843	902	945	945

Years

Figure 19-1: Cash flow model LOM

As shown in Figure 19-1, the expected payback after only 1 year of production, where the highest-grade ore is put through the mill at 2.02 g/t. This is done with a block selection process – selecting the highest-grade blocks first before moving on to the lower grade material.

Table 19-5: Annual cash flow summary

Estelle Gold Project Initial Assessment - May 30th, 2023

19.5	Sensitivity Analysis

A sensitivity analysis was conducted to investigate which factors have the greatest impact on the NPV and payback period when acting independently of other cost and revenue factors. The parameters studied for this analysis are the CAPEX, OPEX, gold price, mill feed grade, mill recovery, and discount rate. Some of the variables that were examined fluctuated with a range of variation from -10% to +10% at five different points including the base case. The mill recovery and discount rate percentages were altered by a value of ±2%. Figure 19-2 below shows the sensitivity analysis tornado chart for all six parameters along with the range of variation examined.

The analysis shows that the gold price has the highest effect on the NPV, and changes in project CAPEX has the least effect. An increase of 10% in gold price (US$1,980) would lead to a potential increase in NPV to US$942M. On the other hand, a 10% increase in project CAPEX or OPEX has a lesser effect on the NPV lowering it to US$606M and US$479M respectively.

A ±2% change in value for the mill recovery and discount rate tend to have a relatively small effect on the NPV like the effect of the change in CAPEX.

Figure 19-2: Sensitivity analysis (Tornado chart)

The sensitivity analysis shows significant leverage to improved mill feed grade, with even a 10% increase in the average LOM mill feed grade increasing from the current 0.73 g/t Au to 0.8 g/t Au improving the NPV by ~ US$277M. As a result, the company’s core focus is to now define more near surface minable resources above the current mill feed grade.

Estelle Gold Project Initial Assessment - May 30th, 2023

The analysis also looked at changes in the project payback period with the variation of the parameters. In this case, different payback periods are estimated for scenarios that have a negative impact on the economics: a decrease of 10% in gold price, a decrease of 10% in mill feed grade, a 10% increase in CAPEX, and a 10% increase in OPEX. The results are shown in table 19-5 below.

Table 19-6: Sensitivity results for payback period

Parameter Variation	+10% OPEX	+ 10% CAPEX	-10% Gold Price	-10% Mill Feed Grade	-2% Mill Recovery
Payback Period (months)	11.8	12.5	13.3	13.2	11.7

The results show that the payback period is resistant to negative impact on the economic parameters. The project can pay back the year 0 CAPEX within 13 months despite the changes in the gold price and expenses.

20.	Adjacent Properties

This chapter provides public source information on properties adjacent to the Estelle Gold Project. The information and mineralization related to adjacent properties is not necessarily indicative of the mineralization on the Estelle Gold property. ABH has not verified the information or the styles of mineralization on these adjacent properties held by other companies.

20.1	Exploration Properties

The Tintina Gold Belt contains an abundance of rare metal mining projects, as shown in Figure 20-1. The closest mineral property to Estelle is the US Goldmining Inc’s Whistler Project; a gold and copper porphyry-style exploration stage project which is located approximately 150km northwest of the city of Anchorage.

Estelle Gold Project Initial Assessment - May 30th, 2023

XXMoz @ yyg/t most recent mineral resource
ALASKA
NORTHWEST TERRITORY
YUKON
TINTINA
FAULT
DENALI
FAULT
12Moz @ 0.7g/t LIVENGOOD
FORT KNOX
GOLDEN SUMMIT
2.9Moz @ 0.7g/t
Fairbanks
5.6Moz @ 0.3g/t
POGO
5.9Moz @ 9.6g/t
DONLIN CREEK
45Moz @ 2.2g/t
SHOTGUN 0.7Moz @ 1.06 g/t
WHISTLER
ESTELLE
6.4Moz @ 0.5g/t
2.5Moz @ 0.4g/t
maiden resource
BREWERY CREEK
1.5Moz @ 1.0g/t
EAGLE 5.3Moz @ 0.6g/t
Dawson
COFFEE
CASINO
2.7Moz @ 1.4g/t
17.8Moz @ 0.2g/t
Anchorage
PEBBLE
106Moz @ 0.3g/t
Seward
Whitehorse

Figure 20-1: Mineral deposits within the Tintina Gold Belt

20.2	Whistler Project

In 2015, Gold Mining Inc. (formerly Brazil Resources Inc.) acquired control of the Whistler Project from Kiska Metals. The Whistler Project comprises of 304 Alaska State Mining claims covering over 170 sq km. Gold Mining Inc. completed a technical report on the Resource Estimate of the property, where a total of 257 drilled holes (70,247m) were reported to have been completed by all operators to date (Giroux, 2016). The Whistler Project is comprised of three deposits: Whistler, Raintree West, and Island Mountain. The estimated indicated resources and commodities are summarized in Table 20-1.

The gold equivalent grade assumes metal prices of USD $1,250/oz of gold, USD $16.50/oz of silver, and USD $2.10/lb of copper and $1.50 mining cost. The recoveries of silver and gold were found to be approximately 75%, whereas copper’s recovery is 85%. A gold equivalent cut-off of 0.3 g/t for all three properties was highlighted in the estimate as a possible open pit cut-off, and a gold equivalent cut-off of 0.6 g/t for underground operations at Raintree was approximated (Giroux, 2016).

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 20-1: Summary of resource estimate for the Whistler Project

	Tonnes & Grade					Contained Metal
Resource Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)	Au (Moz)	Ag (Moz)	Cu (Moz)	Au Eq. (Moz)
Indicated	110.3	0.50	1.76	0.14	0.79	1.765	6.130	343.1	2.797
Inferred	311.3	0.47	2.26	0.11	0.68	4.626	22.610	713.5	6.731

20.3	Shotgun Gold Project

The second closest large-scale gold project to Estelle is the Shotgun Gold Project; an advanced-stage, gold porphyry-style, exploration project situated approximately 250 km northwest of Anchorage. It consists of 108 claims located on Alaska State land in two separate claim blocks; Shotgun Ridge and Winchester. These claim blocks cover an aggregate area of 17,280 acres. TNR Gold Corp. owns 90% of the project. Shotgun’s main target is an intrusion-related gold system within the western extent of the Tintina gold province.

The mineralization at Shotgun is open at depth with some potential to extend laterally. The claim of resources of the property has been released publicly and confirmed (Wyck & Armitage, 2013). Drilling to date shows a structurally controlled mineralizing system with consistent low-grade gold values throughout. Shotgun contains an estimated inferred mineral resource of 20.7 million tonnes with an average grade of 1.06 g/t. This totals to 706koz of gold using 0.5 g/t gold cut-off. A range of the inferred resource estimate is summarized in Table 20-2.

Table 20-2: Inferred resource estimate at various cut-off grades for the Shotgun Project

Cut-off	Tonnes	Gold
Grade (Au)	Mined	Grade (g/t)	Contained Au (oz)
0.1	24,545,917	0.96	759,769
0.2	24,545,917	0.96	759,769
0.3	24,509,842	0.96	759,442
0.5	20,734,313	1.06	705,960
0.7	14,779,225	1.24	590,600
1.0	9,101.458	1.49	437,365
1.5	3,722,669	1.90	227,703
2.0	874,455	2.52	70,848
3.0	63,168	3.16	6,409

Estelle Gold Project Initial Assessment - May 30th, 2023

21.	Other Relevant Data and Information

21.1	Land Status

The Estelle Gold Project, as well as any proposed access roads including the West Susitna Access Road, are fully encompassed by State of Alaska lands. There are no federal or native corporation land titles throughout the greater project area.

22.	Interpretation and Conclusions

The Study provides justification that the Estelle Gold Project is commercially viable and accordingly the Board of Nova has approved and commenced progression of the Project to a PFS.

The PFS has commenced in parallel with ongoing exploration, resource drilling and further metallurgical test work, with results expected to be completed in 2024.

The sensitivity analysis clearly demonstrates the Project to be resilient to changes in capital costs and recoveries, with significant leverage to the gold price, AISC and particularly an improvement in the LOM average mill feed grade above the current 0.73 g/t Au, that the Company will be now working towards.

The scoping study includes conventional open pit truck and shovel hard rock mining operations for all three deposits – Korbel Main, RPM North and RPM South. Reasonable mine plans and production schedules were developed based on the geological resource model for Korbel Main, RPM North and RPM South. Summary of total in-pit resources are shown in Table 22-1.

Table 22-1: Summary of in-pit resources

		Measured	Indicated	Inferred
RPM North	Ore (t)	1,343,000	2,330,000	11,962,000
	Au (g)	5,726,000	4,725,000	7,785,000
	Average Grade (g/t)	4.26	2.03	0.65
RPM South	Ore (t)			12,320,000
	Au (g)			6,898,000
	Average Grade (g/t)			0.56
Korbel Main	Ore (t)		182,277,000	21,143,000
	Au (g)		59,589,000	5,804,000
	Average Grade (g/t)		0.33	0.27

Estelle Gold Project Initial Assessment - May 30th, 2023

Layouts and mine operations are typical of similar hard-rock open pit operations in Alaska with the exception of increased ore transportation requirements of ore originating from RPM north and RPM South.

Processing will be done using a flotation – regrind – leach circuit. Sorting will be incorporated in the process for sorting of Korbel ore which has proven to be very effective for increasing the NPV of the project.

The infrastructure for this project includes open pit mines, tailings management facility (TMF), waste rock facilities, mine service and administration facilities, access road, haul roads, and water treatment plant.

Economic analysis and modelling yield positive economic returns for the project with an NPV of US$654 million at a 5% discount rate not including taxes or royalties. The project requires US$385 million of pre-production capital investment, and US$137 million of sustaining capital, including US$11 million reclamation costs. The project has significant potential to provide positive returns with a fast payback period of 11 months.

Table 22-2: Report economic highlights

Key Parameters	Value	Unit
Initial CAPEX	385	M USD
Sustaining CAPEX	137	M USD
Pre-tax NPV	654	M USD
IRR	53.3%
Payback Period	11.3	months

Estelle Gold Project Initial Assessment - May 30th, 2023

23.	Recommendations

Based on the results obtained from this assessment report, the following steps are recommended to maximize the economic potential of the Estelle Gold Project over LOM:

●	Optimization of mining fleet size to potentially high grade the material sent to the processing plant. This will be particularly useful with the growth of the Estelle mineral resources after future drilling.
●	Mill feed optimization to match with the optimized mine fleet and optimal ore sorting conditions.
●	Considering the option of leasing the mining fleet to decrease the initial CAPEX by around 25%. This usually leads to a slight decrease in the NPV, but couple with a lower payback period which is favourable for some project such as Estelle.
●	Investigating the feasibility of particle ore sorting on the RPM resources. Ore sorting is crucial to boost the profit recovery on the Korbel Main ore and it may be able to high grade the material sent from RPM especially in the first three years of mining. This would have a significant positive impact on the NPV and the IRR.
●	Metallurgical laboratory program for RPM material to determine whether there is free gold present that is separate from the arsenopyrite, and whether it impacts flotation and leach recoveries. Gravity concentration tests should also be included in the test program.
●	Stockpile optimization to high grade the material sent to the mill. Custom stockpiling was used in this study, so it is important to optimize it once the mine and mill capacities are optimized and the Estelle pits grow in terms of mineral resources.
●	Conducting laboratory testing on fines to obtain an average grade to determine potential upgrading in fines. Higher grade fines have a considerable positive effect on the economics and help with increasing the sorter performance being fed lower grade ore.
●	Ongoing resource delineation drilling to continue to prove up and expand existing deposits.
●	Ongoing exploration activities leading to further discoveries and additional resource deposit potential.
●	Continue drilling, test work and studies required for completion of a Pre-Feasibility Study

24.	References

Doerksen, G., Pilotto, D., Mcleod, K., Sim, R., Levy, M., Sharp, T., Smith, M. E., & Kappes, D.W. (2016). NI 43-101 Feasibility Study Technical Report for the Coffee Gold Project, Yukon Territory, Canada. Prepared for Kaminak Gold Corp. Accessed November 18th. 2021, from https://emrlibrary.gov.yk.ca/minerals/MajorMines/coffee/feasibility-study-feb2016.pdf

Giroux, G. H. (2016). NI 43-101 Resource Estimate for the Whistler Project, Alaska. Prepared for Brazil Resources Inc. Accessed Dec 21, 2021, from https://www.goldmining.com/resources/reports/Whistler-2016-Technical-Report.pdf

Estelle Gold Project Initial Assessment - May 30th, 2023

Goldprice. (2022). Gold Price History. Retrieved from https://goldprice.org/gold-price-history.html

Global Energy Monitor. (June 21, 2021). Donlin Gold Mine Pipeline. Accessed Dec 21, 2021, from https://www.gem.wiki/Donlin_Gold_Mine_Pipeline

Kitco. (2022). Live Gold Price. Retrieved from https://www.kitco.com/charts/livegold.html

Towsey, C. A. J. (Dec 8, 2020). Mineral Resources and Ore Reserves 2020: Gold Technical Report. Prepared for Citigold Corporation Limited. Accessed Dec 18, 2021 from

https://www.citigold.com/wp-content/uploads/Announcements/2020/Mineral%20Resources%20and%20Ore%20Reserves%202020.pdf

US Climate Data. (2021). Anchorage Climate Graph. Accessed Dec 16 from https://www.usclimatedata.com/climate/anchorage/alaska/united-states/usak0012

Wyck, N. V., & Armitage, A. (2013). Technical Report on the Shotgun Gold Project, Southwest Alaska. Prepared for TNR Gold Corp. Accessed Dec 21, 2021, from

https://tnrgoldcorp.com/wp-content/uploads/2019/02/Technical-Report-on-the-Shotgun-Gold-Project-Southwest-Alaska

25.	Reliance on Information Provided by the Registrant

Some of the technical information included in the report is reliant on estimates and assumptions provided by Nova Minerals Ltd. ABH Engineering has not researched into the validity of the information provided and considers the client to be responsible for the justification of the information.

This report summarizes the expected responsibilities of work carried out by each company. The scope of work or division of responsibility for each company is listed in Table 25-1 and when combined, makes up the total Project scope.

Estelle Gold Project Initial Assessment - May 30th, 2023

Table 25-1: Estelle Gold Project - Initial Assessment report division of responsibility

Division of Responsibility
Section	Section Name	Company
1	Executive Summary	ABH/Client
2	Introduction	ABH
3	Reliance on Other Experts	ABH
4	Property Description and Location	ABH
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	ABH
6	History	Client
7	Geological Setting and Mineralization	Client
8	Deposit Types	Client
9	Exploration	Client
10	Drilling	Client
11	Sample Preparation, Analysis, and Security	Client
12	Data Verification	Client
13	Mineral Processing and Metallurgical Testing	ABH
14	Mineral Resource Estimates	Matrix Resource Consultants
15	Mineral Reserve Estimates	Not applicable
16	Mining Methods	ABH
16.1	Introduction	ABH
16.2	Pit Optimization	ABH
16.3	Mine Design	ABH
16.4	Mine Scheduling	ABH
16.5	Mine Plan	ABH
17	Recovery Methods	ABH
18	Project Infrastructure	ABH
18.1	Roads	ABH
18.2	Rail, Port, and Airport Facilities	ABH
18.3	Water Management	ABH
18.4	Stockpiles	ABH
18.5	Processing Plant	ABH
18.6	Tailings and Waste Disposal	ABH
18.7	Power	ABH
19	Market Studies and Contracts	ABH
20	Environmental Studies, Permitting and Social or Community Impact	Client’s third party
21	Capital and Operating Costs	ABH
21.1	Basis of Estimate	ABH
21.2	Estimating structure	ABH
21.4	Capital cost estimate	ABH
21.5	Sustaining Capital Cost Estimate	ABH
21.6	Operating Cost Estimate	ABH
21.7	Closure Costs Estimate	ABH
22	Economic analysis	ABH
23	Adjacent Properties	ABH
24	Other Relevant Data and Information	All
25	Interpretation and Conclusions	All
26	Recommendations (including costs)	All
27	References	All

Estelle Gold Project Initial Assessment - May 30th, 2023

Appendix 1: Estelle Gold Project Mining Claims

A list of Nova’s mining claims is presented in the schedule below

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%

Page 150 of 150

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